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06011478

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Liberty International PLC

*CURRENT ADDRESS

PROCESSED

MAR 09 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34722 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/8/06

Liberty International PLC
Annual Report 2005


LIBERTY
INTERNATIONAL

Chapelfield, Norwich – opened September 2005

1994

TransAtlantic splits its property activities into two parts with Capital Shopping Centres ("CSC") created as a specialist shopping centre business. The initial public offering of CSC on the London Stock Exchange raises £216 million reducing TransAtlantic's interest to just below 75 per cent. The head lease of The Harlequin, Watford, is acquired for £162 million in a dramatic resolution of a legal dispute.

"The life insurance industry as the lifeblood of the nation's savings is being put at risk by the negative concerted efforts of the Government, the media and overzealous regulators...for me, this is a sad reflection as I approach the end of my career in this great industry."

1995

Previous years' negative comments about the UK life industry prove prophetic as TransAtlantic sells its Sun Life interest to UAP for £527 million, a £260 million profit on cost. From the proceeds, TransAtlantic repurchases 40 million TransAtlantic shares at 320p per share, a large discount to net assets. MetroCentre, Gateshead, Europe's largest shopping complex, is acquired for £324 million and contracts are exchanged for CSC's development of Braehead, Glasgow.

"It is most gratifying that the long-term shopping centre investments, in particular Lakeside, Thurrock, undertaken in the late 1980s are now demonstrating their powerful potential for growth validating the original concept, notwithstanding the traumatic early years of the 1990s."

1996

TransAtlantic changes its name to Liberty International. CSC shares rise by 69 per cent, the best performing property share on the London Stock Exchange and CSC is already the fourth largest UK property company by market capitalisation. Liberty International net asset value continues its strong recovery to 445p per share and total shareholders' funds pass £2 billion.

"1996 was the year in which our decision, taken in March 1994, to float the company [CSC] as a separate entity listed on the London Stock Exchange, with its own focused management approach and independent access to capital, was convincingly vindicated."

1997

Massive revaluation surpluses on Lakeside, MetroCentre and The Harlequin, Watford, 19 per cent overall for CSC, drive powerful results as aggregate property assets pass the £2.5 billion mark. Braehead construction advances for opening in 1999 with 85 per cent of projected rental income already committed.

"Shareholders in Liberty International have enjoyed a rewarding five years since the depths of the property recession with net assets per share almost doubled over the five years since 31 December 1992 from 274p to 525p...giving an average compound total return, including reinvested dividends, over the five year period of 20 per cent per annum."

1998

Property assets surge through £3 billion with an overall increase of 12 per cent in market values in a year when the gross redemption yield on the 20 year UK gilt fell nearly 2 per cent to 4.45 per cent. A site is acquired in Uxbridge, West London, for a £150 million shopping centre development while lettings at Braehead reach 96 per cent of income with a year still to go before opening.

"The prospects for UK property outperforming other UK asset classes over the forthcoming period seems strong. This judgement is based on historically high yields available on property assets relative to other asset classes..."

1999

Liberty Life's interest in Liberty International is reduced from 74 per cent to around 30 per cent by way of a distribution in specie to Liberty Life shareholders with Liberty International obtaining a listing on the Johannesburg Stock Exchange. Braehead opens and proves an immediate operational and financial success. The group exits its Australian property activities. A further 45 million Liberty International shares are repurchased at a big discount to net asset value, as property shares languish compared with high flying technology stocks.

"The year involved the successful completion of a major corporate restructuring with the result that Liberty International is now an independent company with no controlling shareholder... In my business experience involving extensive exposure to financial markets for over 40 years, the technology stock market surge in 1999 and into 2000 is the largest bubble I have ever witnessed..."

2000

Over a third of Liberty International's share capital is repurchased including the remaining 29 per cent belonging to former parent, Standard Bank/Liberty Life, outmanoeuvring a competitor, British Land, to whom this strategic stake had been conditionally sold. This drama is followed by a merger with Capital Shopping Centres to reduce two London listings to one. The year also sees the final exit from residual financial services activities.

"The millennium year witnessed a continuation of the radical and positive transformation of Liberty International into a focused, resilient and dynamic property enterprise through a series of major and connected corporate transactions... the background for a significant re-rating of UK property is now very promising."

2001

The Chimes, Uxbridge, opens in March and the group steadily assembles a significant development programme including MetroCentre Red Mall, Oxford and Cardiff. In the US, the group purchases the Serramonte Center in San Francisco. The collapse of the US equity bubble and "9/11" overshadow sentiment.

"Increased interest in real estate can now be detected, even from investors most dedicated to equities...with relentless one year, three year and now also five year outperformance of UK equities... We have always believed that successful property investment is based on steady long-term compounding of real returns."

2002

Shareholders' funds increase to £2.7 billion after a £177 million (5 per cent) revaluation surplus and a £158 million capital raising in difficult market conditions. The extra capital finances a £157 million investment, increasing ownership of the Victoria Centre, Nottingham, to 100 per cent. Contracts are exchanged with Lend Lease to develop Chapelfield, Norwich.

"On 23 December 2002, the company recorded the significant milestone of entry into the FTSE-100 index of the UK's leading listed companies... Comparison shopping in attractive destinations continue to be an integral part of UK lifestyles and, as a core activity, exhibits strong stability."

2003

A 21 per cent rise in share price to 682p, as a £341 million (10 per cent) revaluation surplus takes aggregate investment properties through the £5 billion mark and net asset value per share to 906p. The development programme reaches £1.3 billion, underpinning the group's future growth prospects.

"After a career in the business world now spanning nearly 50 years, I have decided the time is nearing when it will be appropriate for me to step down as Chairman of Liberty International, my one remaining public company chairmanship...I have considerable confidence in the long-term prospects of the group in which, along with my family, I have a substantial shareholding of over 21 per cent."

2004

Lakeside's modernisation works complete in July to a very favourable response while the MetroCentre Red Mall extension opens in October, restoring its position as Europe's largest covered shopping centre. Net asset value climbs through the £10 mark to 1017p while the share price rises 42 per cent to 971p. The annual dividend is increased by 6 per cent to 26.5p per share – this represents a growth multiple of some six times in 20 years from the 4.55p per share declared in 1984. Shareholders' funds reach £3.25 billion.

"2004 ranks as one of Liberty International's most active and successful years since its incorporation in 1980, with strong financial results and the completion of a record number of important projects and transactions which have considerably enhanced the positive momentum of the business...The company has advanced from small beginnings into a major UK FTSE-100 company, with our ranking now in the top 75 companies. Over this period, we have developed a powerful market position in the UK regional shopping centre industry and have found that increasing size, far from representing a barrier, has generated a steady flow of attractive new opportunities to maintain the company's momentum."

25th Anniversary of Liberty International

Liberty International recorded its 25th anniversary on 24th June 2005. The company's progress each year from formation in 1980 is recorded below, by a brief synopsis of the year's activities and an attached extract from Sir Donald Gordon's Chairman's Statement (1980 to 1985 – extracted from the Directors' Report).

1980*

Garsan Limited is formed on 24 June 1980, Donald Gordon's 50th birthday, with an initial share capital of £10,000.

Funded entirely by UK bank borrowings, a £20 million investment is made to acquire 14 per cent of Sun Life, a UK listed life insurer.

1981*

Garsan changes its name to TransAtlantic Insurance Holdings Limited. The Sun Life interest is increased to 21 per cent, funded by bank borrowings now increased to £30 million.

"Agreement in principle has been concluded whereby the company will acquire 22,900,000 ordinary shares of 25p each (29 per cent) in Capital & Counties plc with effect from 1 January 1982."

1982*

A 29 per cent interest is acquired in Capital & Counties by way of a share issue while the Sun Life interest is increased to 24 per cent and now shows a revaluation surplus of £23 million on a £37 million investment. Shareholders' funds jump to £78 million – the platform has been rapidly established.

"The issued share capital of the company was increased from 20,000 ordinary shares of 50p each to 59,036,000 ordinary shares of 50p each at an average premium of 44p per share. 29,056,000 shares were issued to finance the acquisition of 22,700,000 shares in Capital & Counties plc, equivalent to 29 per cent of the equity capital of that company, and the balance of 29,980,000 shares was issued to capitalise the company adequately in view of the magnitude of its investment portfolio and the company's available loan facilities."

1983*

Further capital of £32 million is raised by the issue of 21.5 million shares at 150p per share. Lincoln National, a life insurer from Fort Wayne, Indiana, USA, briefly appears on the scene as a 25 per cent shareholder. Shareholders' funds jump again to £145 million and a maiden dividend of 2.8p per share is declared.

"A significant uplift in the market value of the company's investments in both Sun Life and Capital & Counties which rose in value in the group's balance sheet by £35 million."

1984*

Lincoln National departs from the scene as Liberty Life acquires their interest, restoring its shareholding to 75 per cent. Further strong capital appreciation, particularly from the 25 per cent Sun Life interest, increases shareholders' funds to £184 million.

"On 15 December 1984, the company moved to new head office premises in St Andrew's House, 40 Broadway, London, where Capital & Counties also has its head office."

1985*

From investor to operator – TransAtlantic makes a public offer and acquires a controlling stake in Capital & Counties which remains a listed company. Total assets more than double to £461 million while total shareholders' funds including minority interests increase by 79 per cent to £331 million.

"The TransAtlantic group will...lend its weight to the increasing momentum of the development effort [of Capital & Counties]. This diversified programme has as its principal focus the provision of shopping centre facilities in the United Kingdom."

1986

Profit before taxation more than doubles to £24.4 million and, after further capital raising, shareholders' funds increase to £519 million. Relations with Sun Life plummet as TransAtlantic votes down a Sun Life shareholders' resolution.

"With major shopping centre developments secured close to the M25 circuit at Watford and Bromley and a potential development at Thurrock, we have achieved an unrivalled position on this unique circular artery which serves the whole of the Greater London conurbation."

1987

TransAtlantic lists on the Luxembourg Stock Exchange as London refuses a listing because Capital & Counties is also listed. The overall group's shareholders' funds reach £751 million following a major capital raising exercise by Capital & Counties to finance its development programme.

"Following the events of October 1987, it is difficult to be convinced that international stock and financial markets yet reflect the inevitable disruptive effects of correcting the major imbalances such as the current US budget and trade deficits. Notwithstanding, I am confident...in the quality and soundness of our core investments."

1988

The Lakeside, Thurrock, site is acquired for £64 million and construction starts. The Sun Life impasse breaks as an attempted Sun Life alliance with a French group, UAP, is decisively rejected by shareholders and two TransAtlantic representatives join the Sun Life Board.

"By any standards, 1988 must rank as a year of outstanding progress for TransAtlantic. To pass £1 billion in shareholders' funds and £52 million in profit before taxation in only TransAtlantic's ninth year since formation represents an impressive achievement."

1989

UK base rates jump from 7.5 per cent in 1988 to 15 per cent in 1989. An accord is signed with UAP which had acquired by way of on-market purchases a 25 per cent interest in Sun Life approaching TransAtlantic's 29 per cent. The value of the Sun Life investment jumps from £151 million to £221 million while the property revaluations are more modest.

"The property industry in the United Kingdom faces a considerable degree of uncertainty over the next few years...The real value of Thurrock may not be fully recognised until it becomes clear that only a limited number of out-of-town shopping centres of this size and dominance are likely to be built in the United Kingdom."

1990

Notwithstanding the prevailing gloom in the property market, the opening on 25 October of Lakeside, Thurrock, the group's flagship centre, is a spectacular event. At £353 million, Lakeside represents around a third of overall property assets – the group remains determined to keep 100 per cent ownership.

"After a decade of high real returns on property and equity assets, the new decade started with a year in which the business environment became considerably more difficult and challenging."

1991

Life insurance activities move centre stage as TransAtlantic contributes its 29 per cent Sun Life interest and a further £180 million in cash to Rockleigh Corporation, a joint venture with UAP, which successfully offers and takes 100 per cent ownership of Sun Life. The property market is still dire and net asset value per share falls 18 per cent.

"The results...demonstrate how much resilience TransAtlantic has derived from the balance it has achieved during 1991 between its investment in life insurance and property and the maintenance of a strong liquid position."

1992

Full merger with Capital & Counties finally enables TransAtlantic to obtain a listing on the London Stock Exchange. The shares begin to rally strongly from a low of 162p as the property market shows signs of recovery, although net asset value per share still drops 12 per cent to 274p.

"I still remain convinced that the conventions of the so-called "open market valuation process" based on a best willing seller principle...are particularly inappropriate...for the valuation of high quality, prime located regional shopping centres."

1993

After three years of decline, TransAtlantic's UK property valuations stop falling and instead show a surplus of 7.6 per cent while Sun Life has an outstanding year growing new business volumes strongly and increasing its long-term business funds from £10.9 billion to £15.3 billion. The share price increases 49 per cent over the year to 355p.

"The property sector now appears finally to have shaken off the gloom of 1991 and 1992. The prospects for the next few years look encouraging indeed... TransAtlantic now appears to have resumed a strong growth phase after the interruption of the past few years."

*Extracts from the Directors' Report. All other quotations are from Sir Donald Gordon's Chairman's Statement for the year.

25 years
A tribute to Sir Donald Gordon



Sir Donald Gordon, who founded Liberty International on 24 June 1980, his 50th birthday, retired as Chairman at the end of June 2005, having reached his 75th birthday. We are delighted that he has accepted the position of President for Life of Liberty International. Sir Donald was knighted in 2005 for services to business and the arts.

He has been an inspiration to us all from the company's small beginnings to its current status as a FTSE-100 index constituent and we wish him a long and happy retirement.

Overview and strategy

Liberty International is a major UK FTSE 100 listed property company, with shareholders' funds of £4.2 billion* and property investments of over £7 billion, of which regional shopping centres amount to over 85 per cent.

The company is engaged in three principal activities:

- Capital Shopping Centres ("CSC"), the leading company in the UK regional shopping centre industry, owning interests in four major out-of-town centres; Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Mall, Cribbs Causeway, Bristol; and eight major in-town regional centres. CSC has a substantial development programme, involving both new centres, in Cardiff and Oxford, and extensions to existing centres
- Capital & Counties, a successful retail and commercial property business, increasingly concentrated in Central London, the south-east of England and California, USA
- Investment activities, where Liberty International looks to use the substantial capital resources at its disposal to access profitable real estate-related financial market opportunities

Liberty International aims to produce outstanding long-term returns for shareholders, through capital and income growth, with a relatively full dividend distribution policy from recurring income.

The group focuses on premier property assets, particularly shopping centres and other retail, which have high potential, scarcity value and require active management and creativity.

*adjusted, diluted

Contents

This Report includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Highlights

"The impressive 2005 results, my first as Chairman, show that the company continues to deliver strong growth in earnings and net assets per share, possesses a very talented management team and has consolidated yet further its position as the UK's leading regional shopping centre business. Our total property assets have now passed £7 billion and our £1.2 billion development programme should provide added impetus to the consistent growth of this outstanding business which, in terms of increase in net assets per share and dividend, has produced a 19 per cent total return in 2005 and a compound annual return of over 15 per cent for the last decade."

Sir Robert Finch
Chairman

		Year ended 31 December 2005	Year ended 31 December 2004 Restated†
Net rental income	+17%	**£300.1m**	£256.3m
Profit before tax, valuation exceptional items*	+13%	**£120.9m**	£107.0m
Profit before tax	+16%	**£526.9m**	£455.1m
Revaluation gains on investment properties	+58%	**£565m**	£357m
Total properties	+31%	**£7,070m**	£5,409m
Net assets (diluted, adjusted**)	+16%	**£4,180m**	£3,607m
Basic earnings per share	+10%	**114.8p**	104.8p
Earnings per share (adjusted***)	+10%	**29.8p**	27.1p
Dividend per ordinary share	+6.6%	**28.25p**	26.5p
Net assets per share (diluted, adjusted**)	+16%	**1188p**	1025p

† Restated for the effect of adopting International Financial Reporting Standards (IFRS).

* See Analysis of profit before tax in Financial Review

** Adjusted for deferred tax in respect of revaluation surpluses and capital allowances, fair value movements on interest rate hedges, net of tax, and valuation surpluses on trading properties (see Financial Review), in accordance with UK property industry practice.

***Adjusted for valuation and exceptional items and their tax effect (see note 9), in accordance with UK property industry practice.

Unless otherwise stated, references to net assets per share are to net assets per share (diluted, adjusted) and references to earnings per share are to adjusted earnings per share.

Notional acquisition costs including stamp duty deducted by the valuers in arriving at the market values of investment properties on the balance sheet date amount in aggregate to £318 million (2004 – £170 million), equivalent to 90p per Liberty International share (2004 – 48p). These notional costs assume each asset is sold individually on the open market at that date and take no account of the structures through which the assets are held within the Liberty International group. In the case of Liberty International, the purchase and sale of shares is the predominant mode of exchange of ownership and value for shareholders, not the sale of each underlying individual property. If these notional acquisition costs were added back, net assets (diluted, adjusted) would amount to £4,498 million (2004 – £3,777 million) and net assets per share (diluted, adjusted) would amount to 1278p (2004 – 1073p) compared with the reported figure of 1188p (2004 – 1025p).

- A year of major expansion with total properties increased by 31 per cent to £7.1 billion including £5.8 billion of UK regional shopping centres

- £1.1 billion of acquisitions and development expenditure including 3 major regional shopping centres
  - Manchester Arndale (joint ownership of 95 per cent)
  - The Mall, Cribbs Causeway, Bristol (joint ownership of 66 per cent)
  - Chapelfield, Norwich (100 per cent ownership, opened September 2005)

- Future development programme of £1.2 billion
  - St David's 2, Cardiff
  - Westgate, Oxford
  - Extensions to and upgrades of existing shopping centres
  - Other retail and commercial assets of Capital & Counties

- 98.5 per cent occupancy (UK regional shopping centres)

- 7.7 per cent like-for-like net rental income growth

- Record revaluation gain of £565 million (2004 – £357 million)

- Strong financial position with debt to assets ratio of 40 per cent

- 19 per cent total return for the year (increase in adjusted net asset value plus dividends)

Summary of investment and development properties

	Market Value		Revaluation surplus			Net rental income		
	2004 £m	2005 £m	£m	Increase	Increase ex. DAR*	2004 £m	2005 £m	Increase
UK regional shopping centres								
Lakeside	1,075.2	**1,165.3**	85.2	7.9%	12.4%			
Braehead	580.6	**675.1**	95.1	16.4%	21.3%			
Other M25	899.3	**989.1**	88.3	9.8%	9.8%			
Other centres	360.5	**410.6**	43.3	11.8%	11.8%			
Like-for-like income**	2,915.6	**3,240.1**	311.9	10.7%	13.2%	129.4	**140.5**	**8.5%**
MetroCentre	875.0	**936.0**	52.6	6.0%	6.0%			
Other centres	414.4	**494.8**	15.0	3.1%	6.9%			
Like-for-like capital***	4,205.0	**4,670.9**	379.5	**8.8%**	**11.0%**	180.8	**206.0**	14.0%
Acquisitions	–	**1,013.9**	80.7	8.6%	10.5%	–	**23.5**	
Redevelopments[†]	105.2	**125.5**	6.9	5.7%	6.0%	6.6	**6.1**	
Developments	47.2	**24.2**	(15.7)			–	**–**	
Total UK regional shopping centres	4,357.4	**5,834.5**	451.4	**8.4%**	**10.4%**	187.4	**235.6**	25.8%
Other UK properties								
Like-for-like income**	487.2	**566.6**	77.4	15.8%	16.4%	29.4	**30.9**	**5.2%**
Like-for-like capital***	7.7	**8.9**	1.2	15.2%	15.2%	0.4	**0.6**	
	494.9	**575.5**	78.6	**15.8%**	**16.3%**	29.8	**31.5**	5.8%
Acquisitions	20.5	**42.5**	2.1	5.3%	5.3%	–	**0.7**	
Redevelopments[†]	153.7	**153.4**	(8.5)	(5.5)%	(2.7)%	14.5	**10.3**	
Disposals	40.3	**–**	–			5.7	**1.0**	
Total other UK properties	709.4	**771.4**	72.2	**10.3%**	**11.7%**	50.0	**43.5**	(13.0)%
US properties[†††]								
Like-for-like income**	187.3	**241.4**	28.1	13.2%		13.4	**14.0**	**5.2%**
Like-for-like capital***	55.2	**64.3**	1.6	2.6%		1.2	**3.9**	
	242.5	**305.7**	29.7	**10.8%**		14.6	**17.9**	23.0%
Acquisitions	–	**24.7**	0.1	0.5%		–	**0.1**	
Developments	0.4	**–**	(0.5)			–	**–**	
Disposals	–	**–**	–			0.3	**–**	
Total US properties	242.9	**330.4**	29.3	**9.7%**		14.9	**18.0**	19.0%
Total investment properties[††]	5,309.7	**6,936.3**	552.9	**8.7%**	**10.5%**	252.3	**297.1**	17.8%
Trading properties						4.0	**3.0**	
Net rental income						256.3	**300.1**	17.1%

* Disadvantaged Area Relief (DAR) from Stamp Duty Land Tax was withdrawn in March 2005. Percentage valuation increases after adjusting for the effect of DAR on opening values are shown where applicable.

** **Like-for-like income** – Properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital values can be compared on a like-for-like basis.

*** **Like-for-like capital** – Properties which have been owned throughout the current period but not the whole of the prior period, without significant capital expenditure in the current period, so capital values but not income can be compared on a like-for-like basis.

† **Redevelopments** – Properties which have previously been held as completed investment properties which may have been owned throughout the period but which are undergoing, or have been earmarked for, substantial redevelopment such that capital values or income may have been affected.

†† Reconciliations of Total investment properties and Revaluation surplus shown above to the amounts shown on the Balance sheet and in the Income statement are included in notes 10 and 2 respectively to the accounts.

††† Percentage increases for the US have been adjusted for the effect of exchange rates.

Further details on the group's properties are set out on pages 78 and IBC.

Summary of investment and development properties continued

Property analysis by use and type

	Market Value		Revaluation surplus	
	2004 £m	2005 £m	% of total properties	Increase ex DAR
Regional shopping centres and other retail				
UK regional shopping centres	4,357.4	**5,834.5**	84.1%	10.4%
UK other retail	337.3	**355.4**	5.1%	13.3%
US regional shopping centres	104.2	**131.6**	1.9%	10.9%
US other retail	90.8	**138.3**	2.0%	8.4%
Total regional shopping centres and other retail	4,889.7	**6,459.8**	**93.1%**	**10.5%**
Office				
UK business space	372.1	**416.0**	6.0%	10.4%
US business space	47.9	**60.5**	0.9%	10.2%
Total office	420.0	**476.5**	**6.9%**	**10.4%**
Total investment properties	5,309.7	**6,936.3**	**100%**	**10.5%**

UK investment property valuation data

	Market Value 2005 £m	True equivalent yield		Passing rent 2005 £m	Net rental income 2005 £m	ERV 2005 £m
		2004	2005			
UK regional shopping centres						
Lakeside	1,165.3	5.37%	5.06%			
MetroCentre	936.0	5.43%	5.16%			
Braehead	675.1	5.68%	5.25%			
Other M25	989.1	5.57%	5.29%			
Other centres	905.4	6.03%	5.56%			
Like-for-like capital	**4,670.9**	5.59%	**5.25%**	**202.4**	**206.0**	**249.6**
Acquisitions and redevelopments	**1,139.4**		**5.58%**	**33.8**	**29.6**	**67.9**
Developments	24.2					
Total UK regional shopping centres	**5,834.5**		**5.31%**	**236.2**	**235.6**	**317.5**
Other UK properties						
Central London	288.7	6.30%	5.57%			
Business space outside London	147.7	6.78%	6.23%			
Retail outside London	139.1	6.66%	5.68%			
Like-for-like capital	**575.5**	6.51%	**5.77%**	**32.5**	**31.5**	**34.3**
Acquisitions and redevelopments	**195.9**		**5.76%**	**10.3**	**12.0**	**18.2**
Total other UK properties	**771.4**		**5.76%**	**42.8**	**43.5**	**52.5**

Further definitions

Developments Properties under development and land which have not previously been held as completed investment properties. Changes in the fair value of developments are dealt with in reserves rather than in the Income Statement.

Disposals Properties which have been sold during the period. Net rental income for 2004 also includes income from properties sold in 2004.

True equivalent yield Effective annual yield to a purchaser of rent receivable quarterly in advance from the assets individually at Market Value after taking account of notional acquisition costs.

Passing rent The group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc. As such passing rent cannot be directly compared with net rental income shown in the Income Statement.

Net rental income The group's share of net rents receivable in 2005 as shown in the Income Statement.

ERV (Estimated Rental Value) The external valuers' estimates of the group's share of the current annual market rent of all lettable space.

Turnover rent Rent partly or wholly linked to tenants' annual sales normally comprising a minimum or base rent plus excess turnover rent.

Long-term financial record

Earnings, dividends and net asset value per share 1984 to 2005


Net asset value per share
Dividend per share
Adjusted earnings per share
Net asset value – pence
Earnings and dividend per share – pence
1,400
1,200
1,000
800
600
400
200
0
35
30
25
20
15
10
5
0
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2005

*Restated for IFRS

Share price history since listing in London 30 July 1992


Closing share price
Range of share price during year
Closing net assets per share
Pence
1,400
1,200
1,000
800
600
400
200
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Share price history

Pence

Year ended 31 December	Closing net assets per share	Closing share price	Year's high	Year's low
1992	274	239.0	244.0	162.0
1993	291	355.0	359.0	237.0
1994	315	329.0	467.0	329.0
1995	375	344.0	371.0	303.0
1996	436	430.5	431.0	328.0
1997	525	472.5	536.5	429.5
1998	589	454.0	620.0	430.0
1999	696	458.0	499.0	414.0
2000	796	487.5	547.0	400.5
2001	827	483.5	558.5	462.5
2002	862	564.5	626.5	484.0
2003	906	682.5	691.6	523.5
2004	1,025*	970.5	978.0	650.5
2005	**1,188***	**980.5**	**1,025.0**	**913.0**

*Restated for IFRS

Chairman's statement

Introduction

It is with great pleasure that I present the 2005 annual results, my first as Chairman. They are an outstanding set of results and show that the company continues to deliver strong growth in earnings and net assets per share, possesses a very talented management team and has consolidated yet further its position as the UK's leading regional shopping centre business.

The legacy bequeathed by Sir Donald Gordon on his retirement from the Board in the 25th year of Liberty International was substantial and I am indebted to him for his friendship and assistance in making the transition such a seamless exercise. The strong continuing links with his family both on the Board and in South Africa are also hugely welcomed by me. I much look forward to the challenges ahead and to building on the strong platform left us by Sir Donald.

2005 was another busy and highly successful year with over £1 billion of investment expenditure and, after a record revaluation gain of £565 million, an increase in the aggregate value of our property assets of over 30 per cent to £7.1 billion. The high level of activity continues into 2006 with plans for our new projects in Cardiff and Oxford progressing well and our energetic programme of renewal and remodelling of existing assets continuing unabated. Our overall £1.2 billion development programme should provide added impetus to the consistent growth of business.

Results for the year ended 31 December 2005

The 2005 results are the first full year results we have produced in accordance with International Financial Reporting Standards ("IFRS") and are fully described in the attached Operating and Financial Review. While the format may be unfamiliar, the changes in presentation have no impact on the cash flows of the business or its present strategic direction.

Our underlying revenue profit showed a 13 per cent increase from £107 million to £121 million, after extracting from the Income Statement revaluations of investment properties, the change in fair value of derivative financial instruments and exceptional items. Solid growth in like-for-like rental income and the realisation of some healthy trading profits in the second half year drove this outcome.

Adjusted net asset value per share increased from 1025p to 1188p, a total return for the year, taking dividends into account, of 19 per cent. The unexpected withdrawal in the first half of the year of disadvantaged area relief from stamp duty land tax – reduced the total return by some 3.5 per cent.

Net asset value per share would have been further increased by 90p at 31 December 2005 to 1278p if purchasers' costs, primarily stamp duty land tax, had not been deducted from the valuations as required by the RICS Appraisal and Valuation Standards. This deduction may seem inappropriate, for we have no present intention of selling these assets. Furthermore, since the assets were valued individually, no recognition was given to the premium which could have been added had the portfolio of shopping centre assets been valued as a whole. The prime quality of the assets we have assembled in the UK, and their strategic locations, given the planning constraints under which the country operates, could not easily be emulated.

Looking back over the last decade, our compound annual return of 15.4 per cent in terms of increase in net assets per share plus dividends has represented an exceptional outcome for shareholders. Looking forward, our focus on active management to generate like-for-like rental income growth, alertness to the acquisition of prime assets and our active development programme to upgrade the quality of our asset base bode well.



Sir Robert Finch, Chairman


NEXT

Manchester Arndale; the recently opened Northern Extension Phase 1.

Dividends

The directors are recommending a final ordinary dividend of 15.25p per share payable on 9 May 2006, bringing the full year's dividend to 28.25p per share, an increase of 6.6 per cent on 2004, continuing our unbroken track record over the last decade of annual dividend improvement. The directors remain committed to a progressive and relatively full dividend policy which they believe represents a major attraction for long-term investors.

Valuations

The recent strength of the UK property market, with 2005 another buoyant year for property valuations, has been caused by a number of factors – considerable international and institutional demand for product, the substantial drop in long-term interest rates, the comparative safety of UK investment when set against the rigours and risks of finding investment in developing countries and the huge pent-up demand particularly from the oil rich nations of the Middle East. Although this competition for product leads us necessarily to maintain a cautious stance towards new acquisitions and development opportunities, nevertheless we remain excited by the prospects for our outstanding business.

Our overall revaluation gain was a record of £565 million even after the quite unexpected withdrawal of disadvantaged area relief from stamp duty. The underlying surplus represents a valuation increase of 10.5 per cent.

Regional shopping centres owned for more than twelve months contributed a surplus of £380 million (11.0 per cent). A downwards shift in the equivalent yield applied by the external valuers from 5.59 per cent to 5.25 per cent provided some two-thirds of this uplift with the balance of one-third coming from underlying increases in rental value. Particularly strong performers were Braehead, Renfrew, Glasgow (opened September 1999) and The Chimes, Uxbridge (opened March 2001), reflecting respectively the achievement and expectation of uplifts in rental income from the first round of rent reviews since opening.

The £1.0 billion regional shopping centre additions in the year also performed strongly, contributing a surplus of 10.5 per cent before costs. Our acquisition of 50 per cent of Prudential PLC's interests in the Manchester Arndale and the Mall at Cribbs Causeway, Bristol, and associated properties at an aggregate purchase price of £653 million, has proved an excellent transaction both in financial terms and in strengthening our overall position in the UK regional shopping centre industry. In September, we opened our newest centre, Chapelfield, Norwich, where we have taken full freehold ownership for an overall consideration of £263 million. The centre contributed a first time valuation surplus of £34 million.

Our UK regional shopping centre interests, at £5.8 billion by market value, amount to 84 per cent of our total investment properties. One of the investment attractions of regional shopping centres is their stability, with historical evidence indicating a lower level of volatility and obsolescence than other property asset classes. Of course, in a rapidly rising market, the converse is that other asset classes, temporarily at least, can perform more strongly.

The table set out below, provided by one of our valuers, CB Richard Ellis, gives illustrative representative yields for the different retail asset classes over the last three year ends:

	Nominal Equivalent yield		
	31 Dec 2003 %	31 Dec 2004 %	**31 Dec 2005 %**
Prime High Street Shops	5.00	4.50	**4.00**
Prime Retail Warehouses	5.75	5.00	**4.25**
Prime Shopping Centres	5.75	5.50	**5.25**
Secondary Shopping Centres	7.00	6.25	**5.85**

Source: CB Richard Ellis


Lakeside, Thurrock.


The Mall at Cribbs Causeway.

Over the last two years, prime high street shops and retail warehouses, mostly driven by the greater accessibility of the product to investors, have moved to a substantial premium rating to prime shopping centres, where evidence from market transactions is much less readily available; the gap between prime and secondary shopping centres has also significantly narrowed. By way of illustration, at 31 December 2005, a rental income stream of £4 million would have been valued (ignoring costs) at £100 million for high street shops, £94 million for a retail park but only £76 million for a prime shopping centre. We commented last year that prime regional shopping centres represented demonstrably good value against the other retail classes; this year, that conclusion is even more inescapable.

In fact, if Liberty International's £5.8 billion of prime shopping centres were valued in line with prime high street shops at a nominal equivalent yield of 4.00 per cent, our net asset value would increase by some £1.7 billion (approximately 485p per Liberty International share).

The business of Capital & Counties, concentrating on London's West End, non-shopping centre retail and California, USA, with retail property representing 57 per cent of its assets, has once again delivered a strong total return on group capital employed. The Capital & Counties approach of combining, within carefully defined sectors, active management, investment, development and trading provides the group with greater strategic flexibility and a valuable complement to the group's shopping centre activities.

The overall retail and commercial portfolio of Capital & Counties increased to £1.1 billion after a £102 million (11.1 per cent) revaluation surplus; excluding impending redevelopments which had a market value of £153 million at 31 December 2005, the surplus on UK properties amounted to an impressive 16 per cent.

The retail industry

2005 saw the UK economy sluggish with a below trend growth rate of 1.7 per cent. Retail sales were particularly affected by a range of factors such as weakness in the UK housing market, and the impact on disposable incomes from higher prices for fuel and utilities; and higher council and other taxes. The total value of retail sales was estimated by the Office for National Statistics (ONS) at £249 billion, up 1 per cent on 2004. This compares with growth of 4.6 per cent in 2004 and, according to ONS, is the lowest annual increase since the Second World War.

The ONS year-on-year figure for non-food retail sales has been disappointing at negative 0.6 per cent compared with 2004. However, although subdued, the running rate of sales growth has improved after a stronger December 2005.

In this environment, retailers have faced many challenges – from price deflation; the growing range of non-food products sold by the supermarkets; the ever more demanding consumer; and from the growth of e-tailing. This last category is of particular interest as established "bricks and mortar" retailers who have successfully embraced e-tailing have in many cases discovered a virtuous circle where the e-tail business produces positive benefits for their in-store business.

We have seen several retail casualties during 2005 but in our centres these units were absorbed, in the main by expanding UK fashion retailers and new entrants to the UK retail market in all use categories. We have also seen the disappearance of some familiar high street names such as Allders, Littlewoods and Allsports but the market absorbed the majority of these units, mainly through acquisitions by Primark, New Look and J D Sports.

"One of the investment attractions of regional shopping centres is their stability, with historical evidence indicating a lower level of volatility and obsolescence than other property asset classes."

The winning retailer formats this year have been those with trusted brands, a strong complementary on-line presence and those who have focused on their core customers. CSC has been delighted to work closely with such retailers to fulfil their space requirements.

Retailer demand

The undoubted success of CSC's centres and their pre-eminent position within their localities, together with our close working relationships with retailers, has continued to generate sustained levels of demand for all sizes of well configured space. We have continued to take advantage of opportunities to refresh the tenant mix of our centres and respond to retailers' ever-changing space requirements.

Our prime regional centres can never remain in a static condition. They must continually evolve to meet consumer needs and retailer demands. Remodelling of space, upgrading facilities, modernising leisure areas and providing better restaurant facilities constantly demand our attention, while changes in tenant mix provide new attractions for our customers. This active approach is particularly important in the tough trading environment which became evident in 2005. Overall, our occupancy level at CSC continues to be high at 98.5 per cent.

Property industry issues

2005 saw for the first time the Government's detailed proposals for the creation of a UK Real Estate Investment Trust (UK-REIT), a tax transparent vehicle for holding real estate. Liberty International believes that a thriving property industry is essential for a successful modern economy – and the UK property industry should have a vehicle to compete with the REIT models now well established in the US, Continental Europe and the Far East.

Some of the details of the Government's proposals clearly require further amendment such as the proposed 10 per cent shareholding limit and an exceptionally restrictive interest cover test, while the details of the conversion process, particularly its tax implications, are still uncertain. I hope that the Treasury proposals can be further refined to produce a product which, while not disadvantageous for the Treasury, will encourage investment into property.

However, a less welcome Government proposal is the so-called Planning Gain Supplement – another form of taxation which in my view runs counter to the Government's own objectives for the release and development of land, particularly for the residential sector. It will create a valuation nightmare and ignores the reality that a planning permission, the purported value of which will be the basis of the proposed tax charge, is just one step amongst many towards the creation of a new development. This would particularly be the case for the sort of large and complex development with a long time scale to which CSC commits.
The Government needs to think again, particularly since simpler proposals are available to provide the infrastructure that communities require.

Corporate social responsibility

The Corporate Social Responsibility report on page 74 details the progress we have made over several years in our commitment towards Corporate Social Responsibility. We have reformed our internal structures, introduced line responsibility for implementing policy, and introduced procedures for measuring and curbing emissions and waste. We have encouraged our shopping centres to work at a local level with the communities which create our customer base, particularly focusing on youth, education and crime issues. At all times, we strive to achieve the appropriate balance between the best interests of shareholders, employees and our local communities.



190 Strand, London WC2.



St. David's 2, Cardiff (artist's impression).

Directorate changes and management

2005 has seen considerable change at Board level and within the underlying management structure of CSC.

First of all, of course, the chairmanship has changed but we shall continue to benefit from Sir Donald Gordon's huge knowledge and commitment to Liberty International through his appointment both as President for Life and as a consultant to the group.

Secondly, John Abel retired as Managing Director of CSC and we have welcomed Kay Chaldecott into that role. Kay has spent her working life to date at CSC. She is hugely experienced in the retail sector and will bring much energy to her new role. John Abel's vast knowledge of CSC and the retail industry gained through some 30 years at 40 Broadway will fortunately continue to be available to us as he has agreed to remain on the group Board as a non-executive and as a member of our Board-appointed Capital Projects Committee, which reviews major capital expenditure decisions.

At this year's Annual General Meeting, David Bramson is intending to step down as one of our independent non-executive directors but his wise counsel will remain available to us at the level of the Capital Projects Committee and he has agreed to take on the role of chairman of the trustees of the group's pension fund.

We have made two further appointments to the CSC Board – namely Caroline Kirby and Martin Ellis. Caroline has taken on Kay Chaldecott's former role and will take responsibility for the investment management of the CSC portfolio. Martin Ellis will be director responsible for construction both of new projects and within existing centres. We are confident both have the necessary expertise to fulfil their senior positions.

We greatly appreciate the tireless work and assistance given to the group over the course of many years by John Abel and David Bramson and I look forward to working with those newly appointed.

I feel immensely privileged to have been so warmly welcomed into the group and to be able to witness at first hand the dedication and effort demonstrated by our employees at all levels.

Prospects

Regional shopping centres as an asset class remain extremely resilient to retail market conditions. CSC's investment criteria of quality and large scale will become increasingly important as successful shopping destinations continue to polarise.

Our considerable programme of activities to extend, remodel, refresh and reconfigure space at our existing centres, together with opportunities each year to grow the contracted income through rent reviews, will continue to improve the overall business for shareholders, with added benefits from the prospective development of our major new projects, in prime and enviable locations. Both the size of programme of development activity and the timing of completions give considerable momentum for growth. Against a retail environment of increased competition, our quality assets should prove robust.

Capital & Counties provides a valuable complementary activity to the shopping centre business and is engaged on a range of substantial and promising initiatives to continue to provide excellent returns on capital employed.

With this unrivalled portfolio of highly attractive assets, and a young, able and ambitious management team, we remain confident of Liberty International's future prospects.

Sir Robert Finch
Chairman
15 February 2006

"The undoubted success of CSC's centres and their pre-eminent position within their localities, together with our close working relationships with retailers, has continued to generate sustained levels of demand for all sizes of well configured space."

Operating review

Introduction

In 2005, Liberty International has successfully extended its consistent financial track record, reporting both strong growth in adjusted net asset value per share and steady adjusted earnings per share progression.

We completed a number of major and important transactions in the year, most notable of which were:

- the £653 million acquisition of interests in two of the UK's leading regional shopping centres, Manchester Arndale and Cribbs Causeway, Bristol, and associated properties
- the opening in September of the new and virtually fully let 530,000 sq. ft. regional shopping centre, Chapelfield, Norwich, where we assumed ownership soon after opening for an overall consideration of £263 million
- increasing our interest in Eldon Square, Newcastle, from 45 per cent to 60 per cent at a cost of £53 million contemporaneously with the grant of a new 250 year lease and entering into an agreement with Newcastle City Council for the expansion and redevelopment of this top-ranking centre, which has traded very successfully since opening in 1976
- progressing our substantial development programme, particularly the Northern Extension at Manchester Arndale; Eldon Square, Newcastle; Cardiff and Oxford; and in the case of Capital & Counties, significant projects at King's Reach on London's South Bank; the Strand, London WC2; and the Headrow, Leeds
- raising £1.2 billion of long term finance through the commercial mortgage-backed securities ("CMBS") market and raising additional permanent equity through early conversion of £129 million of the £240 million convertible bond 2010

Overall, the year was one of major expansion. Total property assets increased by over 30 per cent from £5.4 billion to £7.1 billion with over £1 billion of additions and further strong upward property revaluations. Our robust financial position has readily absorbed this expansion with the year end debt to assets ratio at 40 per cent, a level which gives plenty of flexibility to continue our active development programme.

The substantial drop in longer-dated UK interest rates in 2005 provided a favourable background for the UK property market. The 10 year gilt yield reduced from 4.5 per cent to 4.1 per cent in the year while the 30 year gilt finished the year yielding just below 4 per cent.

In this interest rate environment, property continued to prove an attractive investment to yield-seeking investors. The total return from UK property for the year, as measured by the IPD monthly all-property index, amounted to 18.8 per cent, comparable to the 18.9 per cent return in 2004, with most of the capital growth of some 12 per cent explained by a substantial yield shift. The all-property equivalent yield according to IPD reduced from 6.8 per cent at the end of 2004 to a record low of 6.0 per cent at the end of 2005; compared with 8.8 per cent a decade ago, when long gilt yields were considerably higher at 7.7 per cent.

Our objective is to continue to deliver exceptional long-term returns to shareholders through focus on three principal components; active management to generate like-for-like rental income growth and thereby increase underlying profits; acquisitions of prime assets where these enhance our strategic position; and an active development programme, continually upgrading the overall quality of our assets. All three of these elements contributed to the positive outcome of 2005.



David Fischel, Chief Executive

"In 2005, Liberty International has successfully extended its consistent financial track record, reporting both strong growth in net asset value per share and steady earnings per share progression."

Capital Shopping Centres ("CSC")
Key information on Capital Shopping Centres' UK regional shopping centres

- market value of £5.8 billion
- 35 per cent increase in 2005 in space under ownership from 8.3 million sq. ft. to 11.1 million sq. ft.
- 12 completed centres including 9 of the UK's top 25
- an estimated 210 million customer visits per annum with half the UK's population within a 45 minute drive time of our centres
- 98.5 per cent occupancy by rental value (1,791 units out of 1,828)
- 106 tenancy changes in the year increasing annual rental income by £3.8 million
- like-for-like net rental income growth in 2005 of 8.5 per cent
- net rental income from Braehead, Renfrew, Glasgow, increased 28 per cent in 2005 after the first round of rent reviews since the centre opened in September 1999
- rental income growth prospects in the next two years underpinned by five yearly rent reviews on 17 per cent of CSC rental income in 2005 and 19 per cent in 2006
- £1 billion development programme on new projects and existing assets

Acquisitions in the year
2005 has been a year of tremendous growth for CSC, increasing our scale from nine completed regional shopping centres to twelve. CSC now owns nine of the UK's top 25 shopping centres with a good geographical spread across the UK. Half the UK's population lives within 45 minutes' drive time of one of our centres – an excellent platform for future growth of market share nationally.


Kay Chaldecott,
Managing Director of
Capital Shopping Centres


Richard Cable,
Development Director of
Capital Shopping Centres

The acquisition of 50 per cent of Prudential PLC's interests in Manchester Arndale and The Mall, Cribbs Causeway, Bristol and associated properties has provided CSC with two additional powerful centres. Manchester Arndale, on completion of the current Northern Extension development, will be one of the UK's largest city centre retail destinations at 1.4 million sq. ft. and Cribbs Causeway is one of only eight out-of-town super-regional centres in the UK; four of which are now within CSC's ownership. Phase One of the Manchester Arndale Northern Extension opened, on programme, in October, the main event being the opening of Next's first 150,000 sq. ft. store. Also in October we assumed 100 per cent ownership of Chapelfield, Norwich, for a total consideration of £263 million, excluding the residential element, following the centre's successful opening in September.

These three new investments at Manchester Arndale, Cribbs Causeway and Norwich all meet CSC's criteria of large scale regional shopping centres with good access, car parking and excellent tenant mix, adding 2.8 million sq. ft. of regional shopping space. Overall space under CSC's ownership increased in the year by 35 per cent from 8.3 million sq. ft. to 11.1 million sq. ft.

Since the end of 1993, when CSC was formed as a stand-alone business, we have increased the group's prime UK regional shopping centre interests ten-fold from £576 million to £5.8 billion, in the process carving out market leadership in this attractive market sector.

Regional shopping centre industry background
Regional shopping centres of the quality and scale of those owned by CSC broadly maintained their market position but the competition for customers and retail spending in the UK retail property market remains intense. As the boundaries become increasingly blurred between comparison and convenience shopping, our centres compete not just with other shopping centres but also with other retail formats,

particularly superstores and retail parks; we also compete with other non-retail attractions for our share of overall customer expenditure. Active property management and superior customer service aiming to deliver a pleasant shopper experience have increasingly become fundamental to the success of our centres.

We have continued to generate sustained levels of demand for all sizes of well configured space and taken advantage of opportunities to refresh the tenant mix of our centres and respond to retailers' ever-changing space requirements.

Department stores continue to progress discussions for new space and negotiations with major space users have been dominated by the fashion retailers who have requirements for our future projects.

As our centres continually evolve to meet consumer needs and open for longer hours, we have seen an increase in demand for standard units by quality caterers and restaurants adding a vibrancy to the malls late into the evening. These occupiers are responding to both the extended dwell time of consumers and the increasing proportion of shopping trips made during the week after working hours.

The pipeline of proposed shopping centre development in the UK between 2006 and the end of the decade is considerable with more town centre retail space now under construction than at any time in the past ten years. However, little of this additional space is directly competing with CSC centres and prime centres such as ours in strong towns or cities continue to improve as retail destinations.

Benefits from our active management approach

The many opportunities we have implemented to refresh the tenant mix at our centres have continually created something new to attract consumers. During the year, we have made 106 tenancy changes, excluding development lettings producing additional annual rental income of £3.8 million.

Occupancy has continued to run at high levels, amounting to 98.5 per cent by rental value, representing 1,791 units out of 1,828 in aggregate.

The like-for-like growth in net rental income from our centres in 2005 was £11.1 million, 8.5 per cent, reflecting the benefits of refreshing the tenant mix and the well planned and executed rent reviews and lease renewals, particularly at Braehead, Renfrew. Future like-for-like increases in rental income are expected in 2006 from the 2005 rent review cycles at Lakeside and Uxbridge where the first reviews are now being settled. 2006 also sees significant rent reviews, in respect of 19 per cent of CSC's rental income, in particular at MetroCentre, Gateshead, and The Harlequin, Watford.

Customer service

Consumers have become more selective demanding 'added value'; convenience and a broad range of shops have become priorities in the choice of shopping destination.

Our focus on improvements to customer service and amenities is relentless, aiming to provide the consumer with a hassle-free shopping trip, offering something special and different.

Through our close working relationships with retailers, we can plan ahead to provide their store size requirements to enable them to meet consumer demand for choice. We continue to invest in customer service - creating clean, safe and bright environments to welcome each member of the public.

Our partnership approach extends beyond retailers and consumers to the wider catchment areas in which we invest, working closely with local authorities and consumer organisations to incorporate their requirements. These relationships are important in ensuring our centres provide full benefit to their communities, including for example in certain locations educational support through the sponsorship of retail management and apprenticeship


Growth in CSC gross rental income
300
■ Base
□ Turnover
Rack
250
200
150
100
50
0
+18%
+34%
+16%
+12%
+7%
+14%
+8%
+7%
+3%*
+2%
+32%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
£m Includes partners' share in partly owned assets
*5% excluding disposal of The Ridings, Wakefield

schemes. Embracing local authorities' wider vision for their towns and cities assists in providing more attractive destinations, differentiating them from competing locations.

Our CSC Enterprises' business, building on the powerful marketing opportunity of an estimated 210 million customer visits each year to our centres, made a meaningful contribution to revenue in 2005 of £6 million.

Development activities in respect of completed shopping centres

In order to anticipate and respond to both retailer and consumer requirements, management constantly focus on selecting and implementing opportunities to further improve CSC's centres; 2005 saw much activity.

At Lakeside, Thurrock, we have continued to enhance the customer offer. The provision of a roof box has provided Next with a 63,000 sq. ft. store now trading on three levels, while taking back the former Allders store has afforded the opportunity to provide Primark, previously not represented at Lakeside, with a 60,000 sq. ft. store, soon to be extended to 90,000 sq. ft.

Full planning consent has now been granted for the final phase of Lakeside's refurbishment, the remodelling of the Pavilion building, which will provide nine new restaurants, overlooking Alexandra Lake together with additional retail and leisure uses. All the restaurant space is under offer and construction is due to commence in the Spring for completion in Summer 2007.

Our rolling programme of refurbishment at MetroCentre, Gateshead, has continued successfully, providing new flooring and improved vertical circulation through the majority of the malls, due to complete in Autumn 2006.

At Braehead, Renfrew, Glasgow the phase two development which involves 165 acres of land adjacent to the shopping centre made substantial progress in 2005. Major infrastructure works, including new roads, a riverside walkway and a public park were completed. Construction of the 460,000 sq. ft. Xscape leisure scheme, a joint venture with Capital & Regional plc, is progressing well for opening in Spring 2006. The scheme includes an indoor ski slope, a multi-screen cinema, bowling and an excellent line-up of restaurants, cafes and speciality retailers. 71 per cent of the projected annual income is now committed with a further 20 per cent under negotiation. We sold 4.3 acres for showroom and offices in the second half of the year, recording a trading profit of £1.2 million. In addition, conditional contracts have been exchanged to sell a further 40 acres of residential land and 2 acres of commercial land for an hotel. Construction of Riverside, Braehead, a 35,000 sq. ft. office scheme providing small units for sale or rent, will commence in Summer 2006.

At Eldon Square, Newcastle, enabling works have been completed for construction to commence this Spring on the new bus station and 48,000 sq. ft. of retail space in the north of Eldon Square ("ES North"), due to complete in 2008. Construction work for the second phase, providing bigger units on Blackettbridge and restaurants overlooking Old Eldon Square ("ES West"), has commenced on site, with the new occupiers expected to open for Christmas trade in 2006. 64 per cent of the 22,000 sq. ft. of new space in ES West is currently under offer. Good progress continues to be made on the third and largest development, to the south of the centre ("ES South"), providing 410,000 sq. ft. of retail space including a new department store. Subject to site assembly, works are due to commence on site in Autumn 2006 and retailer interest is very encouraging. Eldon Square, currently comprising 961,000 sq. ft., will provide 1.3 million sq. ft. of city centre retail space on completion of the three phases.

"2005 has been a year of tremendous growth for CSC, increasing our scale from nine completed regional shopping centres to twelve. CSC now owns nine of the UK's top 25 shopping centres with a good geographical spread across the UK."

At The Glades, Bromley, our project to provide an additional 38,000 sq. ft. of retail space through the re-configuration and integration of recent High Street acquisitions, is programmed to commence on site in Spring 2006. The first phase will also provide new and improved customer facilities for the centre. 60 per cent of the new space is under offer.

In Watford, we continue to make good progress on our mixed use plans for the Charter Place site adjacent to The Harlequin, where the planning brief has been finalised and an initial public consultation programme completed.

At the Victoria Centre, Nottingham, the 40,000 sq. ft. remodelling project converting the lower level of the former market to prime retail space is complete and fully let. The new retailers – Top Shop, Monsoon and Republic – opened ahead of the Christmas trading period.

Following our acquisition in March 2005 of 50 per cent of the Prudential's interest in properties at Manchester Arndale and Cribbs Causeway, initial performance has been very encouraging with scope for additional initiatives to add further value to these premium assets. In partnership with the Prudential, we will commence works to refurbish and modernise the retail park at Cribbs Causeway in March 2006 with completion programmed for the Autumn prior to pre-Christmas trading.

At Manchester Arndale, where Prudential is responsible for delivery of the Northern Extension, works for phases 2 and 3 are on programme which will enable openings in April and October 2006 respectively. This will complete the 550,000 sq. ft. extension increasing the whole centre to 1.4 million sq. ft. in total. Some 80 per cent of the new space is currently committed, reflecting strong retailer demand for this prime location in the city.

Progress on New Projects

Significant progress has been made in Cardiff, where the St David's Partnership, our joint venture with Land Securities Group PLC, has secured detailed planning consent for a 967,000 sq. ft. retail-led mixed-use extension to the existing St David's Centre.

A Conditional Development Agreement has been exchanged with Cardiff County Council and the Compulsory Purchase Order has been published. Enabling works are underway and a construction start is anticipated in winter 2006 for completion in autumn 2009. An agreement for lease has been exchanged with the John Lewis Partnership for a 260,000 sq. ft. department store and discussions are underway with other major space users.

In Oxford, the Westgate Partnership, our joint venture partnership with La Salle Investment Management, continues to make progress with agreement now reached with both Oxford City and County Councils on a transport solution for our proposed scheme and the wider West End regeneration area of which Westgate is a vital ingredient. The detailed design of the proposed retail-led mixed-use extension to the Westgate Centre is now underway. A further round of public consultation on the emerging designs has proved very positive and a detailed planning application for 750,000 sq. ft. of retail anchored by a department store for the John Lewis Partnership, together with 124 residential units, is expected to be submitted in spring 2006.

Analysis of other UK and US properties by location and type

	Market Value 2004 £m	Foreign exchange 2005 £m	Market Value 2005 £m	Revaluation surplus 2005 £m	Revaluation surplus Increase ex DAR*
Other UK properties					
Central London	354.8		**400.3**	**33.5**	**10.3%**
Business space outside London	170.2		**197.2**	**23.0**	**13.7%**
Retail outside London	184.4		**173.9**	**15.7**	**12.8%**
Total other UK properties	709.4		**771.4**	**72.2**	**11.7%**
US properties					
US retail	195.0	**23.1**	**269.9**	**23.7**	**9.6%**
US business space	47.9	**5.7**	**60.5**	**5.6**	**10.2%**
Total US properties	242.9	**28.8**	**330.4**	**29.3**	**9.7%**

*Disadvantaged Area Relief (DAR) from Stamp Duty Land Tax was withdrawn in March 2005. The percentage revaluation increase is shown after adjusting for the effect of DAR on opening values where applicable.

Capital & Counties
Key information on Capital & Counties

- complementary to regional shopping centre business
- Central London and non-shopping centre retail
- a window to the US market with regional shopping centres and other retail in California
- mixed-use development skills
- over 6 million sq. ft. of retail and business space
- investment properties at 31 December 2005 £1.1 billion; 30 per cent in USA
- £102 million revaluation surplus in 2005 (11.1 per cent)
- by value, 57 per cent retail, 43 per cent business space
- like-for-like net rental income growth in 2005 of 5.2 per cent
- 2005 trading profits of £10.4 million
- £200 million development programme with 1.6 million sq. ft. of development and refurbishment under way or planned

UK
2005 has been dominated by preparation for a number of major refurbishment and redevelopment projects. We have also taken advantage of strong investment markets to make a number of disposals from both the investment and trading portfolios. Where we have perceived opportunity to add value, we have been prepared to make purchases, but without pursuing an aggressive policy in current market conditions.

Central London
£400 million Market Value

We have seen West End office rental growth of up to 18 per cent over the year in St James's and Piccadilly where we have significant holdings. A rolling programme of upgrading continued within the multi-let West End and Mid Town office buildings with work planned in 2006 for 23,000 sq. ft. of space. Retail rental values have been stable or showed some marginal growth.

At the year end, offices available to let within our Central London properties excluding redevelopments or refurbishments planned or underway amounted to 2 per cent of total floorspace.

Purchasing investments in a very competitive marketplace within the West End market has become increasingly difficult. Yields have continued to fall over the year as investors became convinced of the likelihood of strong office rental growth. We did however acquire Kendal House, a 10,150 sq. ft. office and retail building strategically located at the junction of Regent Street and Conduit Street, for £8 million.

Significant progress has been made with the refurbishment and redevelopment programme outside the core West End. At Hammersmith, regeneration and re-imaging is underway of the 110,000 sq. ft. office building currently known as Commonwealth House and to be rebranded as the Metro Building. Completion of a show suite is expected in May 2006. At Wapping, E1 architects are drawing up creative plans for contemporary loft-style workspace within the 170,000 sq. ft. riverside Metropolitan Wharf. A planning application will be made in February 2006.


John Saggers, Managing Director of Capital & Counties


222 Sutter Street, San Francisco.


Kendal House, Regent Street, London W1.

As reported at the half year, the London Borough of Southwark has resolved to grant consent for partial redevelopment and extension of the King's Reach complex. The scheme envisages complete reorganisation of the office, retail and public realm elements and gross floorspace will increase by nearly half to almost 400,000 sq. ft. We have also gained consent from Westminster City Council for the major redevelopment with our partner, Prudential, of 190 Strand, WC2. This outstanding design by architects Kohn Pederson Fox will provide 200,000 sq. ft. of office and retail floorspace together with 44 apartments. Vacant possession of King's Reach and 190 Strand is anticipated within two years.

Business space outside London
£197 million Market Value

In the M25 West area, office market conditions are improving in Uxbridge where our property, Capital Court, is now fully let at rents of up to £24 per sq. ft. Slough and Heathrow markets continue to experience oversupply, though we have let over 4,000 sq. ft. at Capital Place, Hillingdon for around £20 per sq. ft.

At Capital Park, Cambridge, an additional 39,000 sq. ft. office phase has started and is due for completion in the second half of 2006. As reported at the half year, we continue to plan for the substantial upgrading of 54 Hagley Road, Birmingham. Planning consent has now been received for a major 'statement' entrance to the building and we are currently seeking consent for enlargement of the car park. We also completed refurbishment of 36,000 sq. ft. offices at Port Solent, Hampshire, following negotiation of a prelet of the entire building.

Retail outside London
£174 million Market Value

Asset management activities at the Braintree and Stafford retail parks have continued. We added to our retail warehouse investments by the acquisition of the 38,000 sq. ft. Riverside Retail Park in Canterbury for £10.7 million. Let to Staples, Pets at Home and Land of Leather, this park benefits from being part of a major cluster of retail warehousing at the A2/A28 Junction, half a mile south west of the city centre. A retail warehouse was also acquired in Rotherham; let to B&Q but with an open A1 retail consent and expansion potential.

No other retail acquisitions were made and we took advantage of investment market conditions to sell the long leasehold interest in the 110,000 sq. ft. Swansea Market retail scheme for £42.6 million, above book value.

As in Central London, current and prospective projects continue to dominate. Planning consent was received in December 2005 for a major conversion and extension of the mainly vacant former Allders store on the Headrow, Leeds. The consented scheme includes 120,000 sq. ft. of prime retail and 150,000 sq. ft. of new offices. An alternative and equally financially attractive scheme is also being prepared which would enable us to proceed without gaining possession of currently occupied offices.

In addition to this, we have started to look at the potential for unutilised space over retailing areas at the Lewis' Liverpool and Primark Manchester department stores. A total of 300,000 sq. ft. could be brought into use. At Manchester, a scheme is being drawn up to provide about 100,000 sq. ft. of loft-style workspaces whilst at Liverpool various possibilities are under consideration including residential and hotel use.

Trading
£54 million Market Value (UK)

We continue to maintain a UK trading portfolio and the principal sale in 2005 was of an 8 acre site at Junction 15 of the M40, following the receipt of a residential planning consent, creating a trading profit of £6.4 million. 5.5 acres of potential commercial development land have been retained.

US

2005 has been a very active year for Capital & Counties USA Inc.

At Mission Village, Fairfield, planning consent was obtained for a major superstore in place of the remaining unoccupied retail units on this 18 acre site, and a sale to WalMart was concluded. We also sold a parcel of land in central Pasadena adjacent to our residential and retail development. Together, these sales created substantial trading profits of £4.5 million ($8.1 million).

The proceeds of the sales were recycled into the purchase for $42 million of a 127,000 sq. ft. retail and office building at Sutter Street, downtown San Francisco. The Senator office building in Sacramento was refinanced with a new $38 million loan at 5.3 per cent, effectively repaying our original equity in the purchase.

In Pasadena, two of the proposed five phases of the 'Trio' apartment developments have been completed together with the pool, gym and amenity areas. We have also leased further vacant space at the adjoining Sanwa office building, bringing it to 96 per cent occupancy.

At Serramonte Shopping Centre, improvements and enhancements continued throughout the year.
The development of areas adjacent to the North entrance to the scheme was completed and the new 'gateway' dining facility – the 'Elephant Bar' – was opened. We continue to work on upgrading tenant mix and completed an important amendment to an anchor store lease thus opening the way to further development of the site.

At the Willows Shopping Centre, Concord we secured planning approval for the redevelopment of 6,800 sq. ft. of awkwardly arranged vacant space. The resulting 10,800 sq. ft. unit has been preleased to Pier One.

In 2005, the US company has once again demonstrated the success of its consistent focus on:

- capital recycling through strategic sales and opportunistic purchases
- value adding activities
- timely use of leverage
- trading and development

In the US, the focus on retail will continue but will not preclude consideration of other opportunities in 2006.

Financial review

Accounting issues

International Financial Reporting Standards ("IFRS") became mandatory for all listed companies within the European Union from 1 January 2005 and the Annual Report for 2005 has been prepared in compliance with IFRS. The comparative figures for 2004 have been restated accordingly and the notes to the accounts contain summary reconciliations to the previously reported figures. A more extensive commentary and explanation of the changes brought about by the transition to IFRS is contained in a separate document published on 26 July 2005 which is available in the Report and Accounts section on the company's website (www.liberty-international.co.uk).

Income Statement

Analysis of profit before tax

	Increase	**Year ended 31 Dec 2005 £m**	Year ended 31 Dec 2004 Restated £m
Underlying profit before tax	8.4%	**109.3**	100.8
Property trading profits		**11.6**	6.2
Profit before tax, valuation and exceptional items	13.0%	**120.9**	107.0
Gains on revaluation and sale of investment properties		**565.5**	357.3
Movement in fair value of derivative financial instruments		**(145.8)**	(41.4)
Exceptional items		**(13.7)**	32.2
Profit before tax		**526.9**	455.1



Aidan Smith, Finance Director

Underlying profit before tax increased by 8.4 per cent to £109.3 million from £100.8 million reflecting rent reviews and interest savings, offset in part by the impact of active management and acquisitions all of which are discussed in more detail below.

Trading profits of £11.6 million were almost twice the level achieved in 2004. Overall **profit before tax, valuation and exceptional items** therefore increased by 13.0 per cent from £107.0 million to £120.9 million.

In addition to **exceptional items,** material items which need to be disclosed by virtue of their size or incidence, **profit before tax,** under IFRS, includes other items which are unpredictable by their nature, such as **revaluation gains on investment properties** and the **movement in fair value of derivative financial instruments.** These items can have a significant impact on the presentation and interpretation of the revenue results. In order to compare one period with another, the results have been analysed above to show the effect of these items.

Under IFRS, the revaluation movements on investment properties, other than on first time developments, are presented in the Income statement rather than in the revaluation reserve. Commentary on this movement is dealt with below under the section, investment properties. Also, under IFRS, the fair value of derivative financial instruments is now included in the Balance sheet and the movement in fair value of derivative financial instruments is included in the Income statement. This change creates considerable volatility in the Income statement and has particular significance for Liberty International because of our chosen method of financing which employs a small proportion of fixed rate finance but uses derivative financial instruments to fix interest rates on the more flexible floating rate funding which forms the greater proportion of our debt.

This gives the group the desired certainty over future cash flows combined with a debt structure which enables early repayment without necessarily incurring the significant penalties that can be associated with the early repayment of fixed rate debt. For example, the separation of the fixed and floating elements in this way enabled us to benefit from reduced margins, through the early refinancing of non-recourse facilities secured on our major shopping centres, in a way which would not have been possible had the original financing been on a fixed rate basis.

We have not adopted the hedge accounting treatment for interest rate derivatives with the result that these derivative financial instruments are accounted for at fair value with movements in fair value shown in the Income statement. This differs from the treatment of fixed rate debt where fair value has no impact on the Balance sheet or the Income statement even though the cash flows from both types of financing should be broadly similar.

Over the period to 31 December 2005, interest rates in general fell and in particular the 10-year sterling interest rate swap, which represents a suitable benchmark for the group's fixed rate obligations, decreased from 4.86 per cent to 4.45 per cent. As a result the fair value of the group's derivative financial instruments, which are outlined in more detail below under Maturity and Interest Rate Profile of debt, declined by £145.8 million and this movement has been reported in the Income statement.

The fair value of financial instruments is extremely sensitive to movements in interest rates. An increase of around 0.80 per cent in swap rates would be sufficient to eliminate the £281 million negative fair value shown in the Balance sheet at 31 December 2005 while such a rise in interest rates would have a minimal impact on the group's financing cash flows.

Exceptional items in the period to 31 December 2005 primarily comprised the costs associated with the early conversion of £129 million convertible bonds into 16 million ordinary shares plus the unamortised costs of the original MetroCentre and Braehead bank facilities which were written off when these facilities were repaid earlier in the period. Further commentary on the impact of the financings is included below under the section interest payable.

Profit before tax increased to £526.9 million from £455.1 million, largely as a result of the substantial increase in the revaluation gain on investment properties.

Net rental income increased to £300.1 million from £256.3 million. The increase has two components, like-for-like growth and acquisitions net of disposals. Overall the like-for-like growth, calculated in respect of 58 per cent of properties by value, amounted to £13.2 million (7.7 per cent).

UK regional shopping centres provided like-for-like growth of £11.1 million (8.5 per cent) primarily from the favourable rent reviews at Braehead. A further £14.1 million increase in net rental income came from centres where there had been substantial capital expenditure in 2004, notably the addition of the Red Mall at MetroCentre and the increased interest in The Potteries, Stoke-on-Trent. Acquisitions in 2005 accounted for a further £23.5 million of the total increase.

Other UK properties contributed 5.2 per cent like-for-like growth. However, the effect of property sales and management decisions to forgo short-term revenue for medium and longer-term refurbishment or redevelopment opportunities led to an overall reduction in net rental income of £6.5 million.

The US properties also showed like-for-like growth of 5.2 per cent with capital expenditure in the previous period, net of disposals, resulting in an overall 19.0 per cent increase in net rental income.

"In the year, we raised £1.2 billion of long-term finance through the commercial mortgage-backed securities ("CMBS") market and additional permanent equity through early conversion of £129 million of convertible bonds into 16.1 million ordinary shares"

Other income decreased marginally to £14.2 million from £15.1 million reflecting a near doubling of property trading profits to £11.6 million but with a reduced level of investment income as a result of the disposal of the interest in Great Portland Estates and other investments during 2004.

Interest payable increased to £171.7 million from £147.5 million. Together with a reduction in interest receivable from £10.3 million to £7.5 million, this reflects the increase in net debt during the period less the benefit from the savings resulting from the refinancings referred to below. The increase in interest payable reflects expenditure on property acquisitions both in the latter part of 2004 and more significantly in 2005 the acquisition from Prudential of interests in Manchester Arndale and The Mall at Cribbs Causeway and, more recently, the completion of Chapelfield, Norwich and an increased interest in Eldon Square, Newcastle.

In the second half of 2004 and the first half of 2005, Liberty International undertook three major non-recourse refinancings, effectively replacing secured bank loans with commercial mortgage backed securities, gaining the advantage of capital markets pricing while retaining the flexibility of a bank loan. The combined savings from the £650 million seven-year Lakeside facility in August 2004 and the £532 million 10-year facility secured on MetroCentre in February 2005 amounted to around £6 million per annum.

The third major financing, in May 2005, involved Braehead and The Harlequin, Watford raising on a 10-year basis a combined £640 million excluding the higher coupon bonds retained by Liberty International. The net proceeds of this financing, after repaying other facilities, amounted to £468 million and provided the bulk of the resources for the £653 million purchases from Prudential, with the balance of the purchase price satisfied from cash resources. The rate achieved on the Braehead and Harlequin financing of 5.30 per cent before costs, but including hedging arrangements, is marginally above the initial running yield of around 5 per cent on the properties acquired.

The movement in net debt and available facilities is commented upon further under the Financial Management heading.

The underlying **tax charge,** before valuation and exceptional items and before deferred tax on capital allowances amounted to 21.3 per cent (2004 – 19.8 per cent). The low tax charge was primarily attributable to the benefit of capital allowances and tax relief for capitalised interest, both of which should continue to be of benefit in 2006 as a result of the active development programme. Provision for tax on valuation and exceptional items and deferred tax in respect of capital allowances increased the group's reported tax charge to 30.5 per cent (2004 – 27.0 per cent).

Basic **earnings per share** increased to 114.8p from 104.8p. **Earnings per share (adjusted)** increased by 10 per cent to 29.8p from 27.1p.

The final **dividend per share** increased to 15.25p per share making a total dividend for the period of 28.25p, an increase of 6.6 per cent in line with our policy of distributing substantially all of the group's underlying net income. Under IFRS no provision is made for dividends declared after the balance sheet date.

Balance sheet

Net assets per share

	As at 31 Dec 2005 £m	As at 31 Dec 2004 Restated £m
Basic net asset value	**2,933.1**	2,534.2
Effect of dilution:		
On conversion of bonds	**105.4**	220.9
On exercise of options	**17.9**	27.7
Diluted net asset value	**3,056.4**	2,782.8
Adjustments:		
Fair value of derivative financial instruments (net of tax)	**194.4**	92.6
Deferred tax on revaluation surpluses	**817.4**	653.8
Deferred tax on capital allowances	**95.7**	76.2
Unrecognised surplus on trading properties (net of tax)	**16.4**	2.0
Diluted adjusted net asset value	**4,180.3**	3,607.4
Basic net assets per share (from IFRS balance sheet)	**875p**	799p
Net assets per share (diluted, adjusted)	**1188p**	1025p
Basic shares in issue used for calculation	**335.4m**	317.3m
Diluted shares used for calculation	**352.0m**	352.1m

Net assets per share (diluted, adjusted) is arrived at after adding back the IAS 12 provision for deferred tax on property revaluation surpluses and the adjustment in respect of fair value of derivative financial instruments.

Two further potential adjustments are often made in order to arrive at the UK industry measure referred to as triple net assets per share. First is the adjustment for the fair value of all financial instruments, not just derivatives. The fair value adjustment for non-derivative financial instruments (note 20) amounts to 27p per share after tax (31 December 2004 – 23p) and the adjustment for derivative financial instruments equates to 55p per share after tax (31 December 2004 – 26p). This number is of course extremely sensitive to interest rates and, as referred to above, would be eliminated by a rise of around 0.80 per cent in the ten-year interest rate swap.

The second potential adjustment is the provision for deferred tax which, calculated on a disposal basis (note 6) rather than the basis reported under IFRS, would amount to £642 million (31 December 2004 – £505 million) or 182p per share (31 December 2004 – 143p). However, this amount is undiscounted and takes no account of the savings that may be available depending on how sales are structured.

The sum of the above potential adjustments is 264p at 31 December 2005 (31 December 2004 – 192p).

Investment properties increased to £6,938 million from £5,298 million at December 2004. Additions amounted to £1,102 million, comprising primarily the acquisition of Manchester Arndale, The Mall at Cribbs Causeway and Chapelfield, Norwich together with expenditure on development and refurbishment activity across the portfolio. The movements during the period are summarised in the table below.

Analysis of movement in investment properties

	£m
Investment properties at 31 December 2004	5,298
Additions	1,102
Disposals	(40)
Foreign exchange and other movements	30
Valuation surplus on investments properties	563
Valuation deficit on new developments	(15)
Investment properties at 31 December 2005	6,938

The net valuation surplus arising in the period to 31 December 2005 amounted to £547.2 million, of which a £562.9 million surplus was dealt with in the Income Statement together with the £2.6 million gain on sales and the £15.7 million deficit on valuation of developments was dealt with in the revaluation reserve. Under IFRS, investment properties under development or redevelopment are revalued to fair value.

Net assets increased to £2,933 million from £2,534 million. **Net assets (diluted, adjusted)** increased to £4,180 million from £3,607 million and **net assets per share (diluted, adjusted)** increased to 1188p from 1025p, mostly as a result of the valuation surpluses arising during the period and the underlying profit for the period.

Investment properties are valued after deducting notional acquisition costs including stamp duty amounting in aggregate to £318 million (31 December 2004 – £170 million), equivalent to 90p per Liberty International share (31 December 2004 – 48p). These notional costs assume each asset is sold individually on the open market at that date and take no account of the structures through which the assets are held within the Liberty International group.

Financial strength – debt and gross assets 1984 to 2005


£m
Shareholders' funds
Gross debt
IFRS valuation and tax provisions
Net debt/fixed assets %
Debt/gross assets %
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
70
60
50
40
30
20
10
0
1988
1993
1998
2003
2004 IFRS
2005 IFRS

In the case of Liberty International, the purchase and sale of shares is the predominant mode of exchange of ownership and value for shareholders, not the sale of each underlying individual property. If these notional acquisition costs were added back, net assets (diluted, adjusted) would amount to £4,498 million (2004 – £3,777 million) and net assets per share (diluted, adjusted) would amount to 1278p (2004 – 1073p) compared with the reported figure of 1188p (2004 – 1025p).

Financial Management

Movement in net debt and bank facilities

Cash balances reduced by £368 million from £439 million at 31 December 2004 to £71 million at 31 December 2005 while gross borrowings increased by £604 million to £2,984 million. The increase in gross borrowings is largely explained by the £640 million net proceeds of the new Braehead and Harlequin facilities. The resulting movement in net debt during the period is broadly explained by the table below.

Analysis of movement in net debt

	Net debt £m
Opening net debt (note 17)	1,941
Additions to investment properties	1,102
Disposals of investment properties	(43)
Conversion of bonds	(116)
Other	29
Closing net debt (note 17)	2,913

At 31 December 2005 the group had committed undrawn medium-term bank facilities of £405 million which in part provide stand-by cover for short-term loans of £152 million.

Available facilities have been increased by a further £90 million since the year end.

On 8 December 2005 Liberty International announced an offer of £60 per £1,000 to holders of 3.95% Convertible Bonds who exercised their option to convert into the ordinary shares of Liberty International at the rate of 125 shares per £1,000 of bonds. Acceptances were received in respect of £128.7 million of bonds resulting in the issue of 16.1 million ordinary shares and a reduction in net debt of £108 million (after costs and expenses of £8.4 million). The early conversion brought an improvement in the group's financial ratios, reduced the risk associated with the potential early repayment of the bonds in 2007, albeit that in current circumstances this possibility seems remote, and the premium paid represented only a small proportion of the premium received from the original issue. The additional permanent share capital and reduced debt provide an improved capital structure from which to pursue the development programme.

Financial Ratios

The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover, measured before valuation and exceptional items and adjusting for the amortisation of convertible debt, should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. On these measures, interest cover reduced to around 1.7 times (2004 – 1.8 times) and the ratio of net debt to assets increased to 40 per cent from 36 per cent, in each case within the group's internal constraints.

"Our financial position is strong with interest cover of over 1.7 times and the ratio of net debt to assets of 40 per cent, in each case within the group's internal constraints and at a level which gives plenty of flexibility to continue our active development programme."

Maturity and interest rate profile of debt

The group's policy is to eliminate substantially all exposure to short and medium-term interest rate fluctuations in order to reduce the variability of cash flows. During the period short-term interest rates in the UK reduced from 4.75 per cent to 4.50 per cent. However, the market in longer-term sterling swaps reflected expectations for interest rates to fall further and the 10-year sterling interest rate swap declined by over 0.40 per cent to 4.45 per cent over the same period.

The table below summarises the interest rate swaps in place at 15 February 2006 compared with 31 December 2005 and 31 December 2004. The level of fixed rate protection was increased during 2005 and in early 2006, across all maturities including extending protection beyond the current maturity of existing floating rate facilities. The larger part of the increase resulted from the hedging undertaken to cover the debt incurred for the £653 million acquisition of shopping centre interests from Prudential, with further hedging undertaken in respect of the committed element of the development programme. The average swap rate across all periods was reduced.

Over the next ten years substantially all interest payments, including those in respect of debt which is expected to arise as a result of committed capital expenditure, are at fixed rates. However, as the potential developments become more probable capital commitments, the level of hedging will be addressed in line with the group's interest rate hedging policy.

The weighted average maturity of debt is eight years, the weighted average lease maturity nine years and the weighted average interest cost of group debt at 31 December 2005 was 6.1 per cent (5.8 per cent excluding the £230 million of Capital and Counties' First Mortgage Debenture Stocks 2021 and 2027 which were issued in a different interest rate environment in the late 1980s and early 1990s).

15 February 2006

Interest rate swap summary

	Notional principal			Average rate		
Outstanding after:	15 Feb 2006 £m	31 Dec 2005 £m	31 Dec 2004 £m	15 Feb 2006 %	31 Dec 2005 %	31 Dec 2004 %
1 year	2,462	2,462	1,744	5.36	5.36	5.64
5 years	2,909	3,125	2,111	5.22	5.29	5.68
10 years	1,950	1,780	1,235	4.76	4.97	5.22
15 years	1,475	1,175	900	4.65	4.86	5.00
20 years or more	1,475	1,175	900	4.65	4.86	5.00

Maturity and interest rate profile of debt as at 31 December 2005


£m
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
■ Unmatured debt
□ Unutilised facilities
Proportion fixed (updated to 15 February 2006)
% Fixed
140
120
100
80
60
40
20
0
2005
2010
2015
2020
2025
2030

Chairman and Executive Directors

01 Sir Robert Finch *‡
Chairman Age 61
Appointed a non-executive Director on 7 February 2005 and appointed Chairman on 1 July 2005. Qualified as a solicitor in 1969 when he joined Linklaters and was elected a partner in 1974 and head of Real Estate in 1997 until he stepped down to assume a civic appointment (ending in November 2004). He was elected Alderman of the City of London in 1992, Sheriff in 1999 and served as Lord Mayor of London in 2003/4. Amongst other positions, he was appointed a Church Commissioner in 2000.

02 David Fischel
Chief Executive Age 47
Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

03 Aidan Smith
Finance Director Age 46
Joined Liberty International in 1986. Appointed Financial Controller in 1990 and Finance Director in 1998.

04 Richard Cable
Development Director of Capital Shopping Centres
Age 46
Joined the Liberty International group in 1988, appointed a Director of Capital Shopping Centres in 2000 and appointed to the Liberty International Board on 7 February 2005. Responsible for shopping centre development.

05 Kay Chaldecott
Managing Director of Capital Shopping Centres Age 43
Joined the Liberty International group in 1984, appointed a Director of Capital Shopping Centres in 2000 and appointed to the Liberty International Board on 7 February 2005. Appointed as Managing Director of Capital Shopping Centres on 1 October 2005.

06 John Saggers
Managing Director of Capital & Counties Age 59
Joined the group in 1973. Appointed a Director of Capital & Counties in 1985 and Managing Director in 1994. Appointed a Director of Liberty International in 1999.


01

02

03

04

05

06

Executive management and Non-executive Directors

Executive management

01 Peter Barton
Operations Director of Capital Shopping Centres. Age 46
Appointed a Director of Capital Shopping Centres in 2004. Previously Trading Director at Safeway and prior to that nearly 20 years within Marks & Spencer plc, latterly as Buying Group Director.

02 Bill Black
Director of Capital & Counties. Age 55
Appointed a Director of Capital & Counties in 1994. Joined the group in 1984. Responsible for Capital & Counties' UK properties.

03 Martin Ellis
Director of Capital Shopping Centres. Age 41
Worked for the group from 1990 to 1993 and rejoined in 2000. Appointed a Director of Capital Shopping Centres on 1 October 2005. Responsible for construction.

04 Caroline Kirby
Director of Capital Shopping Centres. Age 37
Joined the group in 1992. Appointed a Director of Capital Shopping Centres on 1 October 2005. Responsible for the investment management of the shopping centre portfolio.

05 Gary Marcuccilli
Director of Capital & Counties. Age 46
Appointed a Director of Capital & Counties in 1999, having joined the group in 1987. Responsible for new business and development of Capital & Counties in the UK.

06 Turner Newton
President of Capital & Counties U.S.A. Inc. Age 52
Joined the group as Senior Vice President and Director of Capital & Counties U.S.A. in 1986. Appointed Chief Executive of Capital & Counties U.S.A. in 1994.

07 Susan Folger
Group Company Secretary. Age 46
Joined Liberty International as Group Company Secretary in 2000.

08 Hugh Ford
General Corporate Counsel. Age 38
Appointed General Corporate Counsel to the Liberty International Group in 2003.

* Member of the Audit Committee
† Member of the Remuneration Committee
‡ Member of the Nomination and Review Committee

Non-executive Directors

01 John Abel Age 61
Joined the Liberty International Group in 1972 and appointed Executive Director in 2000. Appointed as a Director of Capital Shopping Centres in 1994 and Managing Director in 2001. Retired as Managing Director of Capital Shopping Centres on 30 September 2005 but continued as a non-executive Director of Liberty International PLC.

02 David Bramson Age 64
Appointed a non-executive Director in 2001. Senior Partner of Nabarro Nathanson from 1995 until his retirement in 2001, he is now a consultant to the firm. Mr Bramson is retiring from the Board at the 2006 Annual General Meeting.

03 Robin Buchanan *†‡ Age 53
Appointed a non-executive Director in 1997. Chairman of the Remuneration Committee. UK Senior Partner and Director of Bain & Company Inc., the global business consultants. A non-executive Director of Shire Pharmaceuticals Group plc.

04 Patrick Burgess MBE *†‡ Age 61
Appointed a non-executive Director in 2001. Chairman of the Audit Committee. A Partner of law firm Jones Day until 2004 and now a consultant to that firm. Non-executive Director of First Technology PLC and some large private companies.

05 Graeme Gordon Age 42
Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

06 Ian Henderson CBE † Age 62
Appointed a non-executive Director on 7 February 2005. Formerly Chief Executive of Land Securities PLC. He has been widely involved in industry matters, including being a Past President of British Property Federation.

07 Lesley James CBE †‡ Age 56
Appointed a non-executive Director in 2004. Formerly Human Resources Director of Tesco plc. Non-executive Director of Alpha Airports Group plc, West Bromwich Building Society and Care UK plc.

08 Michael Rapp Age 70
Appointed a non-executive Director in 1986. Chairman of CSC and C&C Capital Projects Committees. Many years of experience both in the UK and internationally in the shopping centre and commercial property industry.

09 Rob Rowley Age 56
Appointed a non-executive Director in 2004. Executive Deputy Chairman of Cable & Wireless plc and a non-executive Director of Prudential plc. Chairs the Audit Committee at Prudential plc. Early career was at Reuters Group plc from 1978 to 2001, a Director from 1990 to 2001.


01
02
03
04
05
06
07
08
01
02
03
04
05
06
07
08
09

Directors' report

The Directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31 December 2005.

Principal activities

The principal activity of Liberty International PLC ("Liberty International") is that of an investment holding company incorporated in the United Kingdom whose business is the making of selected investments with long-term potential in the property sector predominantly, but not exclusively, in the United Kingdom.

Liberty International's activities are focussed on its two major operating businesses: Capital Shopping Centres ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties, which engages in commercial and retail property investment, management and development both in the United Kingdom and the USA.

Business review

The Chairman's statement on pages 7 to 11 and the Operating and Financial Review on pages 12 to 24 provide detailed information relating to the group, the operation and development of the business and the results and financial position for the year ended 31 December 2005.

Future prospects

Future prospects are dealt with in the Chairman's statement and Operating and Financial Review.

Dividends

The Directors declared an interim ordinary dividend of 13.0p (2004 – 12.4p) per share on 28 July 2005, which was paid on 6 September 2005, and have recommended a final ordinary dividend of 15.25p per share (2004 – 14.1p) which will be paid on 9 May 2006 to shareholders on the register on the Record Date, 21 April 2006. The sterling/rand conversion rate on which payment of the dividend in South Africa will be calculated will be fixed on 3 April 2006. The Directors will not be offering a share dividend alternative to the 2005 final cash dividend.

Share capital

Details of the changes during the year in the issued share capital are set out in note 23 on page 50.

Going concern

After making enquiries, the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The statement on corporate governance on pages 66 to 69 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Directors

Sir Donald Gordon retired as Chairman on 30 June 2005. Sir Donald was appointed as President for Life of the company with effect from 1 July 2005 and also as a consultant to Liberty International.

Sir Robert Finch was appointed as a non-executive Director on 7 February 2005, and was appointed Chairman with effect from 1 July 2005.

Mr I.J. Henderson was appointed as a non-executive Director on 7 February 2005.

Mrs K.E. Chaldecott and Mr R.M. Cable were each appointed Executive Directors of Liberty International PLC on 7 February 2005.

Mr J.G. Abel retired as Managing Director of Capital Shopping Centres PLC on 30 September 2005. Mr Abel has remained on the Board of Liberty International as a non-executive Director.

Mr M. Rapp, having served as a non-executive Director for more than nine years, retires annually in accordance with the Combined Code on Corporate Governance issued by the Financial Reporting Council. Mr G.J. Gordon will have served for nine years at the date of the 2006 Annual General Meeting and accordingly he is also now required to retire annually. Mr Rapp and Mr G.J. Gordon, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting of the company.

Messrs Fischel, Saggers and Buchanan fall to retire by rotation in accordance with the company's Articles of Association. Messrs Fischel, Saggers and Buchanan, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting of the company.

Mr D. Bramson will be retiring at the forthcoming Annual General Meeting and will not be seeking re-election.

Biographies of the Directors of Liberty International are set out on pages 25 and 26.

Directors' interests

The interests of the Directors and their families in shares in the company and its subsidiaries during the year are set out in note 37 to the accounts on pages 55 to 58.

Substantial shareholdings

At 7 February 2006 Liberty International had 12,409 shareholders and had been notified under the provisions of the Companies Act 1985 of the following substantial interests:

Sir Donald Gordon has an interest, including a non-beneficial interest held by The Donald Gordon Foundation, in 38,497,310 (11.40 per cent) ordinary shares of Liberty International. Mrs W.D. Appelbaum has a beneficial interest in 20,350,000 (6.02 per cent) ordinary shares of Liberty International. Mr R.M. Gordon has a beneficial interest in 10,710,526 (3.17 per cent) ordinary shares of Liberty International.

The above interests of Sir Donald Gordon, Mrs Appelbaum and Mr R.M. Gordon plus interests of other members of the Gordon family have been disclosed under the Rules governing the Substantial Acquisition of Shares as a combined total of 71,044,727 (21.03 per cent) ordinary shares of Liberty International.

Other substantial interests in the ordinary shares of Liberty International have been notified by Old Mutual plc, who held 13,305,803 shares (3.94 per cent), Liberty Group Limited who held a beneficial interest in 15,774,854 shares (4.67 per cent), Stichting Pensioenfonds ABP, who held 10,305,989 shares (3.05 per cent) and Legal & General Investment Management Limited, who held 11,606,111 shares (3.44 per cent).

Employees

The majority of employees are employed by CSC and Capital & Counties. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements. The annual bonus scheme and share incentive plan help develop employees' interest in the company's performance; full details of these arrangements are given in the Directors' remuneration report on pages 70 to 73. Note 38 on pages 58 to 60 contains details of conditional awards of shares under the annual bonus scheme and share incentive plan currently outstanding, as well as outstanding options.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

Information relating to employees is given in Note 38 on pages 58 to 60. During 2005 CSC undertook an operational review which resulted in a decision to continue the group's policy of outsourcing the shopping centre operations, including the transfer of relevant employees, under TUPE, to specialist providers. The outsourcing exercise is expected to be completed in 2006 and will result in the number of staff directly employed by the group reducing from 833 at 31 December 2005 to approximately 330.

Directors' report continued

The Liberty International group provides retirement benefits for the majority of its employees. Details of the group pension arrangements are set out in note 39 on pages 61 to 63.

The environment
The group has adopted a Corporate Social Responsibility ("CSR") strategy and copies of the booklet which describes the policy and the group's aims are available on request, either via the company's website or by contacting the Company Secretary's office. A summary of the group's CSR activity is printed on page 74.

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two operating businesses, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management system is regularly reviewed to ensure that the company maintains its commitment to environmental matters.

Donations
During the year, the group made charitable donations amounting to £143,000 (2004 – £111,750). No political donations were made in the year.

In addition, the UK shopping centres provided the equivalent of £500,000 in community support, including sponsorship of local causes, support for Town Centre management and provision of free mall space and services.

Creditor payment policy
The company's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the company's policy is to: (a) settle the terms of payment with those suppliers when agreeing the terms of each transaction; (b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and (c) pay in accordance with its contractual and other legal obligations. The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible, UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2005 and the amounts owed to its creditors as at 31 December 2005 was nil days (2004 – nil days), as calculated in accordance with the requirements of the Companies Act.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting
The notice convening the 2006 Annual General Meeting of the company is distributed separately with the Annual Report to shareholders.

By Order of the Board

S. Folger
Secretary
15 February 2006

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;

(b) make judgements and estimates that are reasonable and prudent;

(c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

(d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements of the company is placed on the Liberty International PLC website. The maintenance and integrity of the website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

S. Folger
Secretary
15 February 2006

Independent auditors' report

To the shareholders of Liberty International PLC

We have audited the group and parent company financial statements (the "financial statements") of Liberty International PLC for the year ended 31 December 2005 which comprise the group income statement, the group and parent company balance sheets, the group and parent company statements of cash flow, the group and parent company statements of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Operating and financial review, the Corporate governance statement and the other items included in the contents section. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2005 and cash flows for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
15 February 2006

Consolidated income statement for the year ended 31 December 2005

	Notes	2005 £m	2004 Restated* £m
Revenue	1	**434.3**	392.7
Rental income		**417.1**	367.5
Rental expenses		**(117.0)**	(111.2)
Net rental income		**300.1**	256.3
Other income		**14.2**	15.1
Gain on revaluation and sale of investment properties	2	**565.5**	357.3
		879.8	628.7
Administration expenses		**(29.2)**	(27.2)
Operating profit before exceptional items	1	**850.6**	601.5
Exceptional profit on disposal of fixed asset investments	3	**–**	35.6
Operating profit		**850.6**	637.1
Interest payable	4	**(171.7)**	(147.5)
Interest receivable		**7.5**	10.3
Exceptional finance costs	4	**(13.7)**	(3.4)
Change in fair value of derivative financial instruments		**(145.8)**	(41.4)
Net finance costs		**(323.7)**	(182.0)
Profit before tax		**526.9**	455.1
Current tax on ordinary items	6	**(25.5)**	(24.4)
Deferred tax on ordinary items		**(139.8)**	(96.4)
Tax on exceptional items		**4.7**	(2.2)
Taxation charge	6	**(160.6)**	(123.0)
Profit for the period attributable to equity shareholders		**366.3**	332.1

Basic earnings per share	9	**114.8p**	104.8p
Diluted earnings per share	9	**107.4p**	98.3p
Weighted average number of shares	9	**319.0m**	317.0m

*Restated for the effect of adopting IFRS (see note 40).

Adjusted earnings per share are shown in note 9.

Balance sheets as at 31 December 2005

	Notes	Group 2005 £m	Group 2004 Restated* £m	Company 2005 £m	Company 2004 Restated* £m
Non-current assets					
Investment properties	10	**6,913.6**	5,250.4	**–**	–
Development properties	10	**24.2**	47.2	**–**	–
		6,937.8	5,297.6	**–**	–
Plant and equipment	11	**0.6**	1.3	**–**	–
Investment in group companies	12	**–**	–	**2,092.8**	2,113.2
Trade and other receivables	14	**65.7**	59.3	**2.5**	2.1
		7,004.1	5,358.2	**2,095.3**	2,115.3
Current assets					
Trading properties	13	**132.6**	111.9	**–**	–
Trade and other receivables	14	**78.7**	80.5	**562.0**	223.0
Investments	15	**3.0**	–	**–**	–
Cash and cash equivalents		**70.8**	438.8	**–**	–
		285.1	631.2	**562.0**	223.0
Total assets		**7,289.2**	5,989.4	**2,657.3**	2,338.3
Current liabilities					
Trade and other payables	16	**(212.4)**	(190.3)	**(127.6)**	(125.6)
Tax liabilities		**(10.0)**	(23.8)	**–**	–
Borrowings, including finance leases	17	**(173.5)**	(13.2)	**–**	–
Derivative financial instruments		**(21.6)**	(12.9)	**–**	–
		(417.5)	(240.2)	**(127.6)**	(125.6)
Non-current liabilities					
Borrowings, including finance leases	17	**(2,810.2)**	(2,366.3)	**(105.4)**	(220.9)
Derivative financial instruments		**(259.5)**	(121.8)	**–**	–
Deferred tax provision	21	**(856.2)**	(708.9)	**–**	–
Other provisions	22	**(6.8)**	(17.2)	**(1.8)**	(0.6)
Other payables		**(5.9)**	(0.8)	**(1.1)**	(0.8)
		(3,938.6)	(3,215.0)	**(108.3)**	(222.3)
Total liabilities		**(4,356.1)**	(3,455.2)	**(235.9)**	(347.9)
Net assets		**2,933.1**	2,534.2	**2,421.4**	1,990.4
Equity					
Called up ordinary share capital	23	**168.9**	160.8	**168.9**	160.8
Share premium account	23	**653.5**	529.4	**653.5**	529.4
Treasury shares	24	**(13.2)**	(23.3)	**(13.2)**	(23.3)
Convertible bond reserve	26	**9.1**	19.6	**9.1**	19.6
Revaluation reserve	27	**(289.7)**	(277.8)	**85.3**	86.3
Other reserves	28	**547.9**	547.9	**61.5**	61.5
Retained earnings	25	**1,856.6**	1,577.6	**1,456.3**	1,156.1
Total equity		**2,933.1**	2,534.2	**2,421.4**	1,990.4

*Restated for the effect of adopting IFRS (see note 40).

These consolidated financial statements have been approved for issue by the Board of Directors on 15 February 2006.

D.A. Fischel
Chief Executive

A.C. Smith
Finance Director

Statements of recognised income and expense

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit for the period	**366.3**	332.1	**388.6**	118.5
Net exchange translation differences and other	**(0.1)**	(2.9)	**(1.3)**	0.3
Actuarial losses on defined benefit pension schemes	**(2.6)**	(0.4)	**(2.6)**	(0.4)
Deficit on revaluation of development properties	**(15.7)**	–	**–**	–
Tax on items taken directly to equity	**5.5**	0.1	**0.8**	0.1
Transfers to income statement on disposal of investments	**–**	(6.6)	**–**	(6.6)
Tax on items transferred from equity	**–**	1.1	**–**	–
Total recognised income and expense for the period	**353.4**	323.4	**385.5**	111.9

For consolidated summary of changes in equity please see note 29.

Statements of cash flow

	Group 2005 £m	Group 2004 Restated* £m	Company 2005 £m	Company 2004 Restated* £m
Cash flows from operating activities				
Operating profit before exceptional items	**850.6**	601.5	**384.8**	79.9
Adjustments for non-cash items:				
Unrealised net revaluation gains on investment properties	**(562.9)**	(340.3)	**-**	–
Profit on sale of investment properties	**(2.6)**	(17.0)	**-**	–
Depreciation and amortisation	**0.8**	0.5	**-**	–
Amortisation of lease incentives and other direct costs	**(4.6)**	4.3	**-**	–
Cash flows from operations before changes in working capital	**281.3**	249.0	**384.8**	79.9
Change in trade and other receivables	**(24.2)**	(8.6)	**(339.1)**	293.1
Change in trading properties	**(18.1)**	(30.1)	**-**	0.6
Change in current asset investments	**(3.0)**	–	**-**	–
Change in trade and other payables	**17.1**	15.9	**37.1**	(246.9)
Cash generated from operations	**253.1**	226.2	**82.8**	126.7
Interest paid	**(168.2)**	(140.8)	**(1.7)**	–
Interest received	**9.7**	10.3	**10.1**	8.5
Tax paid	**(24.5)**	(18.3)	**-**	–
Cash flows from operating activities	**70.1**	77.4	**91.2**	135.2
Cash flows from investing activities				
Purchase and development of property	**(1,081.5)**	(145.2)	**-**	–
Sale of property	**43.7**	93.3	**-**	–
Purchase of investments and other fixed assets	**-**	(0.8)	**(15.0)**	–
Sale of investments	**-**	190.1	**-**	190.1
Purchase of interests in joint ventures and subsidiary companies	**-**	(51.3)	**-**	(246.1)
Increase in long-term loans receivable, before amortisation	**-**	(0.7)	**-**	–
Cash flows from investing activities	**(1,037.8)**	85.4	**(15.0)**	(56.0)
Cash flows from financing activities				
Issue and repurchase of shares	**10.1**	1.9	**10.1**	1.9
Borrowings drawn	**1,944.8**	644.8	**-**	–
Borrowings repaid	**(1,268.9)**	(490.4)	**-**	–
Equity dividends paid	**(86.3)**	(81.1)	**(86.3)**	(81.1)
Cash flows from financing activities	**599.7**	75.2	**(76.2)**	(79.2)
Net (decrease)/increase in cash and cash equivalents	**(368.0)**	238.0	**-**	–
Cash and cash equivalents at 1 January	**438.8**	200.8	**-**	–
Cash and cash equivalents at 31 December	**70.8**	438.8	**-**	–

*Restated for the effect of adopting IFRS (see note 40).

Principal accounting policies – group and company

Accounting convention and basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS") for the first time, and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The parent company's financial statements have also been prepared in accordance with IFRS, as applied in accordance with the provisions of the Companies Act 1985. The Directors have taken advantage of the exemption offered by Section 230 of the Companies Act not to present a separate income statement for the parent company. The financial statements have been prepared under the historical cost convention as modified by the revaluation of properties, available-for-sale investments, financial assets and liabilities held for trading. A summary of the more important group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are indicated within the accounting policies below.

Change in accounting policies
Prior to the adoption of IFRS the financial statements of Liberty International had been prepared in accordance with United Kingdom Accounting standards (UK GAAP). UK GAAP differs in certain respects from IFRS and certain accounting, valuation and consolidation methods have been amended, when preparing these financial statements, to comply with IFRS. The comparative figures in respect of 2004 have been restated to reflect these amendments. Reconciliation and description of the effect of the transition from UK GAAP to IFRS on the reported financial position, financial performance and cash flows of the group and company is set out in note 40.

Basis of consolidation
The consolidated financial information includes financial information in respect of the company and its subsidiary undertakings. Subsidiary undertakings are those entities in which the group has the ability to govern the financial and operating policies, whether through a majority of the voting rights or otherwise.

The group's interests in jointly controlled entities are accounted for using proportional consolidation. The group's share of the assets, liabilities, income and expenses are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Goodwill
Goodwill arising on acquisition of group undertakings is carried as an intangible asset at cost less accumulated impairment losses.
Under the terms of IFRS 1, (First Time Adoption of International Financial Reporting Standards), the company has elected not to apply retrospectively IFRS3, (Business Combinations).

Investment properties
Investment properties are properties owned or leased by the group which are held for long-term rental income and for capital appreciation. Investment property is initially recognised at cost and revalued at the balance sheet date to fair value as determined by professionally qualified external valuers on the basis of market value. In accordance with IAS 40 (Investment Property), property held under leases is stated gross of the recognised finance lease liability.

Gains or losses arising from changes in the fair value of investment property are included in other operating income in the income statement of the period in which they arise. The group has elected to use the fair value model. Depreciation is not provided in respect of investment properties including integral plant.

When the group redevelops an existing investment property for continued future use as an investment property, the property remains an investment property measured at fair value and is not reclassified. Interest is capitalised (before tax relief), on the basis of the average rate of interest paid on the relevant debt outstanding, until the date of practical completion.

Development properties
The group has elected to use the fair value model as reliable estimates are available. Properties under development and land are initially recognised at cost and revalued at the balance sheet date to fair value as determined by professionally qualified external valuers. Cost includes interest and other directly attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included. In accordance with IAS 16 (Property, Plant and Equipment), gains or losses arising from changes in the fair value of development property are dealt with in reserves. Upon completion, development properties to be held for long-term rental income and capital appreciation are transferred to investment property.

Leases
Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are normally classified as operating leases.

– group as lessee:
In accordance with IAS 40, finance and operating leases of investment property are accounted for as finance leases and recognised as an asset and an obligation to pay future minimum lease payments. The investment property asset is included in the balance sheet at fair value, gross of the recognised finance lease liability. Lease payments are allocated between the liability and finance charges so as to achieve a constant financing rate.

Other finance-leased assets are capitalised at the lower of the fair value of the leased asset or the present value of the minimum lease payments and depreciated over the shorter of the lease term and the useful life of the asset.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

– group as lessor:
Assets leased out under finance leases are recognised as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant rate of return on the net investment.

Assets leased out under operating leases are included in investment property, with rental income recognised on a straight-line basis over the lease term.

Depreciation
Plant and equipment is depreciated to its residual value on a straight-line basis over its expected useful life of up to five years.

Trading properties
Properties and land held for sale are included in the balance sheet at the lower of cost and net realisable value. Cost consists of direct cost excluding interest.

Investments
Investments are classified as available-for-sale investments or trading investments dependent on the purpose for which they were acquired. For listed investments, fair value is the bid market listed value ruling at the balance sheet date.

Available-for-sale investments, being investments intended to be held for an indefinite period, are revalued to fair value at the balance sheet date. Gains or losses arising from changes in fair value of available-for-sale investments are included in the revaluation reserve except to the extent that losses are attributable to impairment, in which case they are recognised in the income statement. Upon disposal, accumulated fair value adjustments are included in the income statement.

Trading investments, acquired principally for the purpose of generating a profit from short-term fluctuations in price, are included in current assets and revalued to fair value. Realised and unrealised gains or losses arising from changes in fair value are included in the income statement of the period in which they arise.

Interests in subsidiary undertakings
Interests in subsidiary undertakings are carried in the company's balance sheet at cost in accordance with IAS 27 (Consolidated and Separate Financial Statements).

Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the statements of cash flow, cash and cash equivalents comprise

Principal accounting policies – group and company continued

cash on hand, deposits with banks, other short-term, highly liquid investments with original maturities of three months or less, net of bank overdrafts.

Revenue recognition
Property revenue consists of gross rental income calculated on an accruals basis, together with sales and services as principal in the ordinary course of business, excluding sales of investment properties. Rental income receivable in the period from lease commencement to the earlier of lease expiry and any tenant option to break is spread evenly over that period. Any incentive for lessees to enter into a lease agreement is spread over the same period.

Contingent rents, being those lease payments that are not fixed at the inception of a lease, for example increases arising on rent reviews, are recorded as income in the periods in which they are earned. Rent reviews are recognised as income, based on estimates, when it is reasonable to assume they will be received.

Where revenue is obtained by the sale of properties, it is recognised when the significant risks and returns have been transferred to the buyer. This will normally take place on exchange of contracts unless there are significant conditions attached. For conditional exchanges sales are recognised when these conditions are satisfied.

Revenue in respect of investment and other income represents investment income, fees and commissions earned on an accruals basis and profits or losses recognised on investments held for the short term. Dividends are recognised when the shareholders' right to receive payment has been established. Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate.

Exceptional items
Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the group's financial performance. Transactions which may give rise to exceptional items are principally gains or losses on disposal of investments, subsidiaries and early termination of debt instruments.

Income taxes
The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date. Tax payable upon realisation of revaluation gains recognised in prior periods is recorded as a current tax charge with a release of the associated deferred tax.

Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit with the exception of deferred tax on revaluation surpluses where the tax basis used is the accounts historic cost.

Deferred tax is provided on all temporary differences, except in respect of unremitted earnings from investments in subsidiaries and joint ventures where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are offset only when they relate to taxes levied by the same authority, with a legal right to set off and when the group intends to settle them on a net basis.

Pensions
The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of plan assets, adjusted for past service costs. The defined benefit obligation and current service cost are calculated annually by independent actuaries using the projected unit credit method. In adopting IAS 19, the group has elected to apply IAS 19 (amended) early. Consequently, actuarial gains and losses are immediately recognised in the statement of recognised income and expense.

The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Share-based payments
The cost of granting share options and other share-based remuneration to employees and Directors is recognised through the income statement with reference to the fair value at the the date of the grant. In the case of options granted, fair value is measured using an option pricing model and charged over the vesting period of the options. Own shares held in connection with employee share plans and other share-based payment arrangements are treated as treasury shares and deducted from equity.

Provisions
Provisions are recognised when the group has a current obligation arising from a past event and it is probable that the group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle that obligation at the balance sheet date.

Foreign currencies
The assets and liabilities of foreign entities are translated into sterling at the rate of exchange ruling at the balance sheet date and their income statements and cash flows are translated at the average rate for the period. Exchange differences arising from the retranslation of the net investment in foreign entities are dealt with in reserves.

Transactions in currencies other than the group's functional currency are recorded at the exchange rate prevailing at the transaction dates. Foreign exchange gains and losses resulting from settlement of these transactions and from retranslation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except when qualifying as hedges, in which case they are dealt with in reserves.

Debt instruments
Debt instruments are recognised initially at their issue proceeds, net of transaction costs. Debt instruments are subsequently stated at amortised cost using the effective yield method, with the difference between net proceeds and redemption value recognised in the income statement over the period of the borrowings. Finance charges are recognised on an accruals basis.

Derivative financial instruments
The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from its activities. Derivatives are recorded at fair value based on market prices, estimated future cash flows and forward rates as appropriate.

The group applies hedge accounting to its forward foreign exchange contracts where they meet the relevant criteria for hedging a net investment in a foreign operation. Changes in the fair value of such derivatives that are designated and effective as hedges are recognised directly in reserves, to be transferred to the income statement in the period during which the exchange movement on the hedged item is recognised in the income statement. Any ineffective portion is recognised immediately in the income statement as a finance cost. When a hedging instrument expires, is sold or no longer qualifies as a hedge, the cumulative gain or loss remains in reserves until the hedged item is recognised in the income statement.

The group does not apply hedge accounting to its interest rate swaps. Any change in the fair value of such derivatives is recognised immediately in the income statement as a finance cost.

Equity instruments
Equity instruments issued are recorded at the proceeds received, net of direct issue costs. When the group's own equity instruments are repurchased, consideration paid is deducted from equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in equity.

Compound instruments
At the date of issue of compound instruments, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-compound debt. The difference between the proceeds of issue and the fair value of the liability, the embedded option to convert into equity, is included in equity. Issue costs are apportioned between the liability and equity components based on their relative initial carrying values. The interest payable and amortisation of the carrying value of the liability component are recognised as interest expense so as to maintain a constant rate of interest on the carrying value. The value of the equity component is not remeasured in subsequent periods.

Notes to the accounts

1 Segmental reporting

(a) Business segments

For management purposes the group is organised into two operating divisions, UK shopping centres and Other commercial properties:

	31 December 2005			
	UK shopping centres £m	**Other commercial properties £m**	**Other activities £m**	**Group total £m**
Revenue	**328.7**	**103.4**	**2.2**	**434.3**
Rental income	327.2	89.9	–	**417.1**
Rental expense	(91.6)	(25.4)	–	**(117.0)**
Net rental income	235.6	64.5	–	**300.1**
Property trading profits	1.2	10.4	–	**11.6**
Other income	–	0.4	2.2	**2.6**
Gain on revaluation and sale of investment properties	459.4	106.1	–	**565.5**
Segment result	**696.2**	**181.4**	**2.2**	**879.8**
Unallocated administration costs				**(29.2)**
Operating profit				**850.6**
Total assets	6,015.5	1,273.5	0.2	**7,289.2**
Total liabilities	(892.9)	(110.7)	(87.7)	**(1,091.3)**
Borrowings, including finance leases	(2,992.7)	(438.3)	166.2	**(3,264.8)**
Net assets	**2,129.9**	**724.5**	**78.7**	**2,933.1**
Other segment items:				
Capital expenditure	1,042.6	59.6	–	**1,102.2**
Depreciation/amortisation	0.5	0.3	–	**0.8**

	31 December 2004 Restated			
	UK shopping centres £m	Other commercial properties £m	Other activities £m	Group total £m
Revenue	289.5	93.4	9.8	392.7
Rental income	274.3	93.2	–	367.5
Rental expense	(86.9)	(24.3)	–	(111.2)
Net rental income	187.4	68.9	–	256.3
Property trading profits	6.0	0.2	–	6.2
Other income	–	–	8.9	8.9
Gain on revaluation and sale of investment properties	244.3	113.0	–	357.3
Segment result	437.7	182.1	8.9	628.7
Unallocated administration costs				(27.2)
Operating profit before exceptional items				601.5
Exceptional profit on disposal of fixed asset investments				35.6
Operating profit				637.1
Total assets	4,539.9	1,118.9	330.6	5,989.4
Total liabilities	(805.7)	(115.1)	(20.2)	(941.0)
Borrowings, including finance leases	(2,153.3)	(390.5)	29.6	(2,514.2)
Net assets	1,580.9	613.3	340.0	2,534.2
Other segment items:				
Capital expenditure	364.0	74.3	–	438.3
Depreciation/amortisation	0.2	0.3	–	0.5

The exceptional profit on disposal of investments of £35.6m in 2004 relates to the group's Other activities segment.

Notes to the accounts continued

1 Segmental reporting continued

(b) Geographical segments

	Revenue		Total assets		Capital expenditure	
	2005 £m	2004 Restated £m	**2005 £m**	2004 Restated £m	**2005 £m**	2004 Restated £m
United Kingdom	**400.2**	366.9	**6,898.1**	5,709.7	**1,064.9**	377.0
United States	**34.1**	25.8	**391.1**	279.7	**37.3**	61.3
	434.3	392.7	**7,289.2**	5,989.4	**1,102.2**	438.3

2 Gain on revaluation and sale of investment properties

The reconciliation of the investment and development property revaluation surplus to the gain on revaluation of investment properties in the income statement is set out below:

	2005 £m	2004 Restated £m
Income statement gain on revaluation and sale of investment properties	**565.5**	357.3
Gain on sale of investment property – realised	**(2.6)**	(17.0)
Gains on revaluation of investment property – unrealised	**562.9**	340.3
Development property revaluation recognised in equity rather than the Income Statement – unrealised	**(15.7)**	–
Valuation movement in respect of head lease payments	**0.4**	0.4
Valuation movement in respect of rent free periods	**5.3**	(3.0)
Investment and development property revaluation surplus as determined by external valuers	**552.9**	337.7

3 Exceptional profit on disposal of fixed asset investments

	2005 £m	2004 Restated £m
Profit on disposal of fixed asset investments	**–**	35.6

During the year ended 31 December 2004 the group disposed of its entire holding of 25.5 per cent of the ordinary share capital of Great Portland Estates plc.

Notes to the accounts continued

4 Finance costs

	2005 £m	2004 Restated £m
Interest payable		
On bank overdrafts and loans	**159.6**	137.1
On convertible debt	**14.6**	11.2
On obligations under finance leases	**6.1**	3.6
Gross interest payable – recurring	**180.3**	151.9
Interest capitalised on developments	**(8.6)**	(4.4)
Interest payable	**171.7**	147.5
Cost of early conversion of Liberty International 3.95% Convertible bonds	**8.4**	–
Issue costs written off on redemption of loans	**4.5**	3.3
Repurchase of CSC unsecured bonds	**0.8**	0.1
Exceptional finance costs	**13.7**	3.4

Interest is capitalised, before tax relief, on the basis of the average rate of interest paid of 6.5 per cent (2004 – 6.5 per cent) on the relevant debt, applied to the cost of developments during the year.

5 Profit on ordinary activities before taxation

	2005 £m	2004 Restated £m
Profit on ordinary activities before taxation is arrived at after charging:		
Staff costs (see note 38)	**30.6**	29.1
Depreciation	**0.8**	0.5
Auditors' remuneration	**0.6**	0.5
Remuneration paid to the company's auditors for non-audit work*	**0.3**	0.1

*In 2005 the auditors received an additional £55,000 in fees in respect of the £600 million refinancing of the MetroCentre and the £710 million refinancing of Braehead and The Harlequin which have been deducted from the proceeds of issue (2004 – £40,000 included in respect of the £650 million Lakeside facility).

A more detailed analysis of auditors' remuneration is provided below:

	2005 £000	2004 £000
Remuneration to the principal auditor comprises:		
Statutory audit of the group (company £138,000 (2004 – £94,000))	**525**	443
Statutory audit of the pension funds	**3**	2
Audit-related regulatory reporting	**269**	134
Corporate finance advisory services	**–**	1
Taxation advisory services	**6**	–
	803	580
Remuneration to other auditors comprises:		
Statutory audit of US subsidiary	**90**	74

Notes to the accounts continued

6 Taxation on profit on ordinary activities

Taxation charge for the financial year

	2005 £m	2004 Restated £m
Current UK corporation tax at 30% (2004 – 30%) on profits	**24.0**	27.6
Prior year items – UK corporation tax	**(0.9)**	(6.2)
	23.1	21.4
Overseas taxation	**2.4**	3.0
Total group taxation on profits excluding exceptional items	**25.5**	24.4
Deferred tax:		
On investment property	**183.3**	112.5
On derivative financial instruments	**(43.7)**	(12.9)
On other temporary differences	**0.2**	(3.2)
Deferred tax on ordinary items	**139.8**	96.4
Tax charge on ordinary items	**165.3**	120.8
Tax on exceptional items		
– current tax	**(15.3)**	0.4
– deferred tax	**10.6**	1.8
Tax charge on exceptional items	**(4.7)**	2.2
Total tax charge	**160.6**	123.0
Current tax on ordinary and exceptional items	**10.2**	24.8
Deferred tax on ordinary and exceptional items	**150.4**	98.2
Total tax charge	**160.6**	123.0

Factors affecting the tax charge for the year

The tax assessed for the period is different from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £m	2004 Restated £m
Profit on ordinary activities before taxation	**526.9**	455.1
Profit on ordinary activities multiplied by the standard rate in the UK (30%)	**158.1**	136.5
UK capital allowances not reversing on sale	**–**	(2.2)
Disposals of properties and investments	**(0.3)**	(8.5)
Prior year corporation tax items	**(6.7)**	(5.2)
Prior year deferred tax items	**7.3**	2.8
Expenses disallowed, net of capitalised interest	**1.9**	0.3
Untaxed dividends	**(0.3)**	(1.2)
Overseas taxation, including joint ventures	**0.6**	0.5
Total tax charge	**160.6**	123.0

Tax items that are taken directly to equity are shown in the Statement of recognised income and expense.

Factors that may affect future tax charges

The tax charge on non-exceptional items is expected to be less than the full rate in future years, primarily due to the group continuing to claim capital allowances in respect of eligible expenditure on investment properties.

7 Profit for the financial year attributable to shareholders of Liberty International PLC

Profits of £388.6 million are dealt with in the accounts of the holding company in respect of the year (2004 – £118.5 million (restated)). No income statement is presented for the company as permitted by Section 230 Companies Act 1985.

Notes to the accounts continued

8 Dividends paid

	2005 £m	2004 Restated £m
Ordinary shares		
Prior period final dividend paid of 14.1p per share (2004 – 13.25p)	**44.7**	41.8
Interim dividend paid of 13.0p per share (2004 – 12.4p)	**41.6**	39.3
	86.3	81.1

A final dividend in respect of 2005 of 15.25p (2004 – 14.1p) per share amounting to a total of £51.1 million (2004 – £44.7 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31 December 2006.

Details of the shares in issue and dividends waived are given in notes 23 and 24.

9 Earnings per share

	2005 millions	2004 millions
Weighted average ordinary shares in issue	**322.1**	321.7
Weighted average ordinary shares held by ESOP	**(3.1)**	(4.7)
Weighted average ordinary shares in issue for calculation of basic earnings per share	**319.0**	317.0
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	**31.5**	31.9
Weighted average ordinary shares in issue for calculation of diluted earnings per share	**350.5**	348.9

	2005 £m	2004 Restated £m
Earnings used for calculation of basic earnings per share	**366.3**	332.1
Reduction in interest charge from conversion of bonds, net of tax	**10.2**	10.8
Earnings used for calculation of diluted earnings per share	**376.5**	342.9
Basic earnings per share	**114.8p**	104.8p
Diluted earnings per share	**107.4p**	98.3p
Earnings used for calculation of basic earnings per share	**366.3**	332.1
Add back/(less) exceptional items, net of tax	**9.0**	(30.0)
Less gain on revaluation and sale of investment properties	**(565.5)**	(357.3)
Add back fair value movement on derivative financial instruments	**145.8**	41.4
Add back deferred tax in respect of investment properties	**183.3**	112.5
Less deferred tax in respect of derivative financial instruments	**(43.7)**	(12.9)
Earnings used for calculation of adjusted earnings per share	**95.2**	85.8
Adjusted earnings per share	**29.8p**	27.1p
Earnings used for calculation of adjusted earnings per share	**95.2**	85.8
Reduction in interest charge from conversion of bonds, net of tax	**10.2**	10.8
Earnings used for calculation of adjusted, diluted earnings per share	**105.4**	96.6
Adjusted, diluted earnings per share	**30.1p**	27.7p

Notes to the accounts continued

10 Investment and development properties

	Freehold £m	Leasehold over 50 years £m	Total £m
Investment properties:			
At 31 December 2004 (restated)	3,127.2	2,123.2	**5,250.4**
Additions	300.1	767.6	**1,067.7**
Disposals	–	(40.4)	**(40.4)**
Transfers from development properties	41.7	–	**41.7**
Transfers from trading properties	2.5	–	**2.5**
Foreign exchange fluctuations	28.8	–	**28.8**
Surplus on valuation	380.2	182.7	**562.9**
At 31 December 2005	3,880.5	3,033.1	**6,913.6**
Development properties:			
At 31 December 2004 (restated)	47.2	–	**47.2**
Additions	34.4	–	**34.4**
Transfers to investment properties	(41.7)	–	**(41.7)**
Deficit on valuation	(15.7)	–	**(15.7)**
At 31 December 2005	24.2	–	**24.2**
Total investment and development properties:			
At 31 December 2005	3,904.7	3,033.1	**6,937.8**
At 31 December 2004 (restated)	3,174.4	2,123.2	5,297.6

	UK £m	US £m	Total £m
Geographical analysis:			
Investment properties	6,583.2	330.4	**6,913.6**
Development properties	24.2	–	**24.2**
At 31 December 2005	6,607.4	330.4	**6,937.8**

Included within investment and development properties is £8.0 million (31 December 2004 – nil) of interest capitalised on developments and redevelopments in progress.

The group's interests in investment and development properties were valued as at 31 December 2005 by external valuers in accordance with the Appraisal and Valuation Manual of RICS, on the basis of Market Value. Market Value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

In the UK, properties were valued by either DTZ Debenham Tie Leung, Chartered Surveyors, Knight Frank LLP, CB Richard Ellis or Matthews & Goodman LLP. In the United States, properties were valued by Cushman and Wakefield California, Inc.

A reconciliation of investment and development property valuations to the balance sheet carrying value of property is shown below.

	2005 £m	2004 £m
Investment and development property at market value as determined by external valuers	**6,936.3**	5,309.7
Add minimum payment under head leases separately included as a creditor in the balance sheet	**53.9**	31.9
Less accrued incentives separately included as a debtor in the balance sheet	**(52.4)**	(44.0)
Balance sheet carrying value of investment and development property	**6,937.8**	5,297.6

The carrying amount of the group's investment properties include an amount of £3,033.1 million (2004 – £2,123.2 million) in respect of properties held under finance leases.

Notes to the accounts continued

10 Investment and development properties continued

Operating leases
The future minimum lease payments receivable under non-cancellable operating leases are as follows:

	2005 £m	2004 £m
Not later than one year	**378.6**	279.2
Later than one year and not later than five years	**1,327.3**	1,080.9
Later than five years	**2,183.0**	1,799.3
	3,888.9	3,159.4

Contingent rents recognised in the income statement were £18.6 million (2004 – £17.2 million).

In the UK, the standard shopping centre lease is let, for a term of 10 to 15 years, either at market rent or, for turnover based leases, at a minimum rent generally set at 80 per cent of market rent. Standard lease provisions include service charge payments, recovery of other direct costs, and review every five years either to market rent or, for turnover leases, to 80 per cent of market rent. Standard turnover based leases have a turnover percentage agreed with each lessee which is applied to a retail unit's annual sales and any excess between the resulting turnover rent and the minimum rent is receivable by the group. In the UK, standard commercial leases vary considerably between markets and locations but typically are let, for a term of five to 15 years, at market rent with provisions to review to market rent every five years. Typically, single let properties are leased on terms where the tenant is responsible for repairs and running costs, and multi-let properties are leased on terms including service charges. In the United States, leases are typically of shorter duration, sometimes with renewal options.

11 Plant and equipment

	Cost £m	Accumulated depreciation £m	Net £m
At 31 December 2003 (restated)	6.4	(5.4)	1.0
Additions	0.8	–	0.8
Charge for the year	–	(0.5)	(0.5)
At 31 December 2004 (restated)	7.2	(5.9)	1.3
Additions	0.1	–	0.1
Charge for the year	–	(0.8)	(0.8)
At 31 December 2005	**7.3**	**(6.7)**	**0.6**

Plant and equipment include vehicles, fixtures, fittings and other office equipment.

12 Investment in group companies

	2005 Company £m	2004 Restated Company £m
At 1 January	**2,113.2**	1,867.2
Additions	**15.0**	246.0
Disposals	**(35.4)**	–
At 31 December	**2,092.8**	2,113.2

Investment in group companies includes equity and debt instruments.

Notes to the accounts continued

12 Investment in group companies continued

Joint ventures

	Group share	
	2005 £m	2004 £m
Summarised income statements		
Gross rental income	**1.1**	8.0
Net rental income	**1.0**	7.7
Net interest payable	**–**	(3.0)
Tax	**–**	(0.4)
Profit after tax	**1.0**	4.3
Summarised balance sheets		
Non-current assets	**57.7**	28.4
Current assets	**1.0**	0.4
Current liabilities	**(2.4)**	(1.2)
Creditors: amounts falling due after more than one year	**(34.1)**	(7.3)
Net assets	**22.2**	20.3

All joint ventures are held equally with other joint venture investors on a 50:50 basis. The Xscape Braehead Partnership was established in September 2004, for investment in the Xscape Leisure Scheme at Braehead, Renfrew, Glasgow. It has a 31 December year end. All other joint ventures are registered in the United States and are in the business of property investment. Full details of all joint ventures will be attached to the company's Annual Return to be filed with the Registrar of Companies. Profit after tax in 2004 included 11 months' contribution from a joint venture which became a wholly owned subsidiary in December 2004.

13 Trading properties

	Group 2005 £m	Group 2004 Restated £m
Undeveloped sites	**82.6**	64.1
Completed properties	**50.0**	47.8
	132.6	111.9

The estimated replacement cost of trading properties based on market value amounted to £156.0 million (31 December 2004 – £113.9 million).

14 Trade and other receivables

	Group 2005 £m	Group 2004 Restated £m	Company 2005 £m	Company 2004 Restated £m
Amounts falling due within one year:				
Rents receivable	**20.8**	15.0	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**546.5**	213.9
Derivative financial instruments	**0.9**	2.4	**–**	–
Tax recoverable	**–**	–	**11.6**	5.6
Other debtors	**21.5**	34.3	**3.9**	3.5
Prepayments and accrued income	**35.5**	28.8	**–**	–
	78.7	80.5	**562.0**	223.0
Amounts falling due after more than one year:				
Other debtors	**13.7**	11.5	**2.5**	2.1
Prepayments and accrued income	**52.0**	47.8	**–**	–
	65.7	59.3	**2.5**	2.1

Included within other debtors is a deferred tax asset of £0.5 million (2004 – £0.2 million) relating to the pension liability shown in note 39.

15 Investments

	Group 2005 £m	Group 2004 Restated £m
Investment in equity shares	**3.0**	–

At 31 December 2005 the group held £3.0 million (2004 – £nil) short-term investment in equity shares which are fair valued through the income statement.

16 Trade and other payables

	Group 2005 £m	Group 2004 Restated £m	Company 2005 £m	Company 2004 Restated £m
Amounts falling due within one year:				
Trade creditors	**0.1**	–	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**123.0**	119.8
Other taxes and social security	**12.1**	20.6	**0.3**	0.1
Other creditors	**22.0**	20.5	**–**	–
Rents received in advance	**76.5**	70.9	**–**	–
Accruals and deferred income	**101.7**	78.3	**4.3**	5.7
	212.4	190.3	**127.6**	125.6

Notes to the accounts continued

17 Borrowings, including finance leases

	Group 2005 £m	Group 2004 Restated £m	Company 2005 £m	Company 2004 Restated £m
Amounts falling due within one year:				
Secured borrowings				
Bank loans and overdrafts	**151.6**	9.2	**–**	–
Commercial mortgage backed security notes ("CMBS")*	**15.0**	–	**–**	–
Gross short-term debt	**166.6**	9.2	**–**	–
Finance lease obligations	**6.9**	4.0	**–**	–
Total amounts falling due within one year	**173.5**	13.2	**–**	–
Amounts falling due after more than one year:				
Secured borrowings – non recourse				
CMBS Notes 2015	**1,141.9**	–	**–**	–
CMBS Notes 2011	**547.5**	548.7	**–**	–
Bank loan 2015	**–**	526.5	**–**	–
Bank loan 2013	**98.4**	–	**–**	–
Bank loans 2014	**384.9**	386.0	**–**	–
Bank loan 2007	**40.0**	40.0	**–**	–
	2,212.7	1,501.2	**–**	–
Other secured borrowings				
Debentures 2021 and 2027	**230.0**	230.0	**–**	–
Bank loan 2016	**–**	172.5	**–**	–
Other loans	**147.0**	117.4	**–**	–
	2,589.7	2,021.1	**–**	–
Unsecured borrowings				
CSC bonds 2013	**26.5**	31.7	**–**	–
CSC bonds 2009	**41.0**	64.1	**–**	–
	2,657.2	2,116.9	**–**	–
£111.3 million (2004 – £240 million) 3.95% convertible bonds due 2010	**105.4**	220.9	**105.4**	220.9
Gross long-term debt	**2,762.6**	2,337.8	**105.4**	220.9
Finance lease obligations	**47.6**	28.5	**–**	–
Amounts falling due after more than one year	**2,810.2**	2,366.3	**105.4**	220.9
Total borrowings including finance leases	**2,983.7**	2,379.5	**105.4**	220.9
Cash and cash equivalents	**(70.8)**	(438.8)	**–**	–
Net borrowings	**2,912.9**	1,940.7	**105.4**	220.9

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries.

*During the year the group entered into several non-recourse term loan facilities secured on shopping centres. These CMBS linked financings were provided by a specialist real estate bank, and are funded by the issuance of floating-rate commercial mortgage backed securities ("CMBS"). This structure enables the group to obtain capital market debt pricing whilst retaining the flexibility of a bank loan.

17 Borrowings, including finance leases continued

The maturity profile of gross debt (excluding finance leases) is as follows:

	Group 2005 £m	Group 2004 Restated £m	Company 2005 £m	Company 2004 Restated £m
Wholly repayable within one year	**166.6**	9.2	**–**	–
Wholly repayable in more than one year but not more than two years	**81.3**	17.0	**–**	–
Wholly repayable in more than two years but not more than five years	**291.7**	226.9	**105.4**	–
Wholly repayable in more than five years	**2,389.6**	2,093.9	**–**	220.9
	2,929.2	2,347.0	**105.4**	220.9

Certain borrowing agreements contain financial and other conditions that, if contravened, could alter the repayment profile.

The group has various undrawn committed borrowing facilities. The facilities available at 31 December in respect of which all conditions precedent had been met were as follows:

	2005 £m	2004 £m
Expiring in more than two years	**405.0**	675.0

18 Convertible debt

3.95 per cent convertible bonds due 2010 ("the 3.95 per cent bonds")

On 16 October 2003, the company issued £240 million nominal 3.95 per cent bonds raising £233.4 million after costs. The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share, a conversion rate of 12.5 ordinary shares for every £100 nominal of 3.95 per cent bonds. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008, subject to the Liberty International ordinary share price having traded at 120 per cent of the conversion price for a specified period, or at anytime once 85 per cent by nominal value of the bonds originally issued have been converted or cancelled. Unless otherwise converted, cancelled or redeemed the 3.95 per cent bonds will be redeemed by Liberty International at par on 30 September 2010.

On 8 December 2005, Liberty International PLC announced that it would offer £60 per £1,000 of bonds to holders of outstanding £240 million of 3.95 per cent convertible bonds due 2010 to convert into ordinary shares.

Conversion notices were accepted by the company in respect of £128.7 million of bonds, representing 53.6 per cent of the £240 million of bonds outstanding on 16 December 2005. The company paid a sum of £7.7 million which, together with costs of £0.7 million, resulted in an exceptional finance charge of £8.4 million.

The bonds converted into 16.1 million new ordinary shares of the company on the basis of 125 shares for £1,000 of bonds, increasing the company's issued ordinary share capital by 5 per cent from 321.7 million to 337.8 million ordinary shares.

The remaining equity component of the convertible debt at 31 December 2005 is £9.1 million.

The outstanding convertible bonds may be redeemed at par on 30 September 2007 at the option of the bondholders.

The net proceeds received from the initial issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity as follows:

Group and company	2005 £m	2004 £m
Net proceeds of convertible bonds issued	**233.5**	233.5
Equity component	**(19.6)**	(19.6)
Liability component at date of issue	**213.9**	213.9
Cumulative amortisation since issue	**13.3**	7.0
Liability component of conversion	**(121.8)**	–
Liability component at 31 December 2005	**105.4**	220.9

The effective interest rate on the liability component at 31 December 2005 was 7.1 per cent (2004 – 7.1 per cent).

Notes to the accounts continued

19 Finance lease obligations

	2005 £m	2004 £m
(a) Minimum lease payments under finance leases fall due:		
Not later than one year	**6.9**	4.1
Later than one year and not later than five years	**26.2**	16.2
Later than five years	**127.6**	68.0
	160.7	88.3
Future finance charges on finance leases	**(106.2)**	(55.8)
Present value of finance lease liabilities	**54.5**	32.5
(b) Present value of minimum finance lease obligations		
Not later than one year	**6.9**	4.1
Later than one year and not later than five years	**24.1**	14.1
Later than five years	**23.5**	14.3
	54.5	32.5

Finance lease liabilities are in respect of leased investment property. Many leases provide for contingent rent in addition to the rents above, usually a proportion of net rental income.

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

20 Financial instruments

Treasury policy

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to help manage the financial risks arising from the group's activities. The main risks arising from the group's financing structure are interest rate risk, liquidity risk and market price risk, the latter in respect of both interest rates and foreign exchange. The policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Interest rate risk

Group debt carries both fixed and floating interest rates. Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital markets debt can be either fixed or floating rate. The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to establish certainty over long-term cash flows. Short-term debtors and creditors and investments are not directly exposed to interest rate risk.

Liquidity risk

The group's policy is to minimise refinancing risk. At 31 December 2005, the maturity profile of group debt showed an average maturity of eight years (2004 – nine years). The group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets, placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risks associated with this policy which ensures that funds are available to meet commitments as they fall due.

Market price risk

The group is exposed to market price risk through interest rate and currency fluctuations.

Interest rates

The group's policy is to substantially eliminate risk in respect of changes in interest rates such that over the longer term changes in interest rates will have little or no impact on reported profits. As a consequence, the group is exposed to market price risk in respect of the fair value of its fixed rate financial instruments.

Foreign exchange

The group held investments in the US during the year. The group seeks to minimise market price risk in respect of foreign exchange movements. The group's policy is, to as far as practical, hedge the net investment in non-sterling assets. This is done by matching borrowings in US dollars and through entering into cross-currency interest rate swaps and forward foreign exchange contacts.

Financial assets

Financial assets are disclosed in notes 14, 15 and below.

The group has no significant concentration of credit risk as exposure is spread over a large number of counterparties and customers.

The credit risk in liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

The group's financial assets, which represent its total exposure to credit risk, are cash and near cash investments, debtors and other investments.

The group has entered into equity-linked derivative "contracts for difference". The market value of the equities underlying such contracts at 31 December 2005 was £11.1 million (2004 – £4.1 million). The market value of these contracts is £0.7 million and the differences are cash settled monthly (2004 – £nil).

Notes to the accounts continued

20 Financial instruments continued

Fair values of financial instruments

Financial assets and liabilities comprise long-term borrowings and other payables, derivative instruments, cash, receivables and investments. The fair values of financial assets and liabilities have been established using the market value, where available. For those instruments without a market value, a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

	Group 2005		Group 2004	
	Balance sheet value £m	**Fair value £m**	Balance sheet value Restated £m	Fair value Restated £m
Debentures and other fixed rate loans				
Sterling				
C&C 9.875% debenture 2027	**150.0**	**233.1**	150.0	217.0
C&C 11.25% debenture 2021	**80.0**	**126.9**	80.0	119.9
CSC 6.875% unsecured bonds 2013	**26.5**	**28.0**	31.7	33.0
CSC 5.75% unsecured bonds 2009	**41.0**	**41.0**	64.1	63.8
US dollars				
Fixed rate loans	**156.7**	**162.4**	119.1	124.7
	454.2	**591.4**	444.9	558.4
Bank loans (LIBOR linked)	**2,369.6**	**2,369.6**	1,681.2	1,681.2
Finance lease obligations	**54.5**	**54.5**	32.5	32.5
Derivative instruments	**281.1**	**281.1**	132.3	132.3
	3,159.4	**3,296.6**	2,290.9	2,404.4
Convertible bonds – fixed rate (note 18)	**105.4**	**141.0**	220.9	293.0

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 27p (2004 – 23p).

Interest rate swaps

The notional principal amount of the outstanding swap agreements at 31 December 2005 is £4,052 million (2004 – £2,444 million).

The table below summarises the interest rate swaps in place at 31 December 2005:

	Notional principal £m	Average contracted rate %
Sterling – pay fixed and receive floating		
Outstanding after:		
1 year	2,462	5.36
5 years	3,125	5.29
10 years	1,780	4.97
15 years	1,175	4.86
20 years or more	1,175	4.86

The net interest payable or receivable on interest rate swaps is settled quarterly or semi-annually. Currency and interest rate swap agreements are held by the group to hedge the net investment in the US. Under these contracts which expire in 2006 and 2007 the group pays fixed rate US interest at 3.45 per cent (weighted average) and receives fixed rate sterling interest at 4.55 per cent (weighted average).

The fair value of the net investment hedge at 31 December 2005 is an asset of £6.4 million (2004 – asset of £20.7 million).

At 31 December 2005, the net exposure to foreign currencies was US$15.1 million (2004 – US$18 million).

Notes to the accounts continued

21 Deferred tax liabilities

Income taxes

Under IAS 12 (Income Taxes) provision is made for the deferred tax liability associated with the revaluation of investment properties. The group does not provide for deferred tax on investment properties by reference to the tax that would be due on the sale of the investment properties as the group has no current intention to dispose of these properties. Instead, the group treats the value of the investment properties as being recovered through use, and so provides for deferred tax on the revaluation of investment properties by applying the corporation tax rate of 30 per cent to the revaluation surplus without indexation allowance.

The deferred tax provision on the revaluation of investment properties calculated under IAS 12 is £817.4 million at 31 December 2005 (31 December 2004 – £653.8 million). This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The group estimates that calculated on a disposal basis the liability is £642.5 million at 31 December 2005 (31 December 2004 – £505.0 million).

If upon sale the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £95.7 million would also be released, and further capital allowances of £19.1 million would be available to reduce the amount of tax payable on sale.

Under IFRS, where gains such as the revaluation of development properties and other assets and actuarial movements on pension funds are dealt with in reserves, the deferred tax is also dealt with in reserves.

Analysis of deferred tax

	Revaluation of investment properties £m	Capital allowances £m	Derivative financial instruments £m	Other temporary differences £m	Group Total £m	Company Total £m
At 31 December 2003 (restated)	551.0	67.1	(26.8)	21.9	613.2	–
Recognised in income	103.9	10.4	(12.9)	(3.2)	98.2	–
Recognised in equity	(1.1)	(1.3)	–	(0.1)	(2.5)	–
At 31 December 2004 (restated)	653.8	76.2	(39.7)	18.6	708.9	–
Recognised in income	168.3	17.2	(43.7)	8.7	150.5	–
Recognised in equity	(4.7)	2.3	–	(0.8)	(3.2)	–
At 31 December 2005	**817.4**	**95.7**	**(83.4)**	**26.5**	**856.2**	**–**

All deferred tax balances are expected to be recovered after more than one year.

22 Other provisions for liabilities and charges

	Group £m	Company £m
At 31 December 2004 (restated)	17.2	0.6
Net charge for the year	1.2	–
Other movements	(11.6)	1.2
At 31 December 2005	**6.8**	**1.8**

Of the above provisions for liabilities and charges, £1.8 million falls due after more than five years and £5.0 million falls due between two and five years (2004 – £3.0 million and £14.2 million respectively).

Included within other provisions is £1.8 million (2004 – £0.6 million) relating to pensions.

Other movements for the group include deferred consideration in respect of an investment property acquisition which was agreed during 2005 and payment made in January 2006.

23 Share capital and share premium

	Company and group	
	2005 £m	2004 £m
Authorised 500,000,000 ordinary shares of 50p each	**250.0**	250.0

	Share capital £m	Share premium £m
As at 31 December 2004 – 321,688,298 ordinary shares of 50p each	160.8	529.4
Bond conversions	8.1	124.1
At 31 December 2005 – 337,772,673 ordinary shares of 50p each	**168.9**	**653.5**

As at 9 February 2006, the company had an unexpired authority to repurchase shares up to a maximum of 32,168,829 shares with a nominal value of £16.1 million.

The company issued during the year a total of 16,084,000 (2004 – 5,000) shares with a nominal value of £8,042,000 (2004 – £2,500) on conversion of 3.95 per cent convertible bonds.

Included within the issued share capital as at 31 December 2005 are 2,394,935 ordinary shares (2004 – 4,429,864) held by the Trustee of the Employee Share Ownership Plan ("ESOP") which is operated by the company (note 24). The nominal value of these shares is £1.2 million (2004 – £2.2 million).

24 Treasury shares

Treasury shares represent the cost of shares in Liberty International PLC purchased in the market and held by the Trustee of the Employee Share Ownership Plan (ESOP) operated by the company.

The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements as described in note 38 and the Director's remuneration report on pages 70 to 73. Dividends of £0.8 million (2004 – £1.2 million) have been waived by agreement. Details of the shares in issue are given in note 23.

	Company and group	
	Number	£m
At 31 December 2003 (restated)	5.2	(26.8)
Acquired in the year	0.1	(0.6)
Disposed of on exercise of options	(0.9)	4.1
At 31 December 2004	4.4	(23.3)
Acquired in the year	0.1	(1.1)
Disposed of on exercise of options	(2.1)	10.7
Other	–	0.5
At 31 December 2005	**2.4**	**(13.2)**

Notes to the accounts continued

25 Retained earnings

	Group £m	Company £m
At 31 December 2003 (restated)	1,327.5	1,115.4
Cancellation of shares	(0.6)	(0.6)
Retained earnings	251.0	37.4
Actuarial losses on defined benefit pension schemes	(0.4)	(0.4)
Foreign exchange and other movements	0.1	–
Prior year revaluations realised	–	4.3
At 31 December 2004 (restated)	1,577.6	1,156.1
Retained profit	280.0	302.3
Actuarial losses on defined benefit pension schemes	(2.6)	(2.6)
Tax on items taken directly to equity	0.8	0.8
Foreign exchange and other movements	0.8	(0.3)
At 31 December 2005	**1,856.6**	**1,456.3**

26 Convertible bond reserve

	Group £m	Company £m
At 31 December 2003 and 2004 (restated)	19.6	19.6
Bond conversion	(10.5)	(10.5)
At 31 December 2005	**9.1**	**9.1**

27 Revaluation reserve

	Group £m	Company £m
At 31 December 2003 (restated)	(268.2)	96.9
Tax on revaluation of investments	1.1	–
Transfers to net profit on disposal of other investments	(6.6)	(10.9)
Other movements	(4.1)	0.3
At 31 December 2004 (restated)	(277.8)	86.3
Deficit on revaluation of development properties	(15.7)	–
Tax on items taken directly to equity	4.7	–
Other movements	(0.9)	(1.0)
At 31 December 2005	**(289.7)**	**85.3**

Notes to the accounts continued

28 Other reserves

	Capital redemption reserve £m	Translation reserve £m	Other £m	Total £m
Group				
At 31 December 2003 (restated)	61.4	–	485.2	546.6
Cancellation of shares	0.1		–	0.1
Foreign exchange and other movements	–	1.2	–	1.2
At 31 December 2004 (restated)	61.5	1.2	485.2	547.9
At 31 December 2005	**61.5**	**1.2**	**485.2**	**547.9**
Company				
At 31 December 2003 (restated)	61.4	–	–	61.4
Cancellation of shares	0.1	–	–	0.1
At 31 December 2004	61.5	–	–	61.5
At 31 December 2005	**61.5**	**–**	**–**	**61.5**

29 Summary of changes in equity

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Opening equity shareholders' funds (restated)	**2,534.2**	2,288.9	**1,990.4**	1,956.6
Bond conversions	**121.7**	0.1	**121.7**	0.1
Issue of shares	**11.2**	4.1	**11.2**	4.1
Cancellation of shares	**(1.1)**	(1.2)	**(1.1)**	(1.2)
	2,666.0	2,291.9	**2,122.2**	1,959.6
Total recognised income and expense for the period	**353.4**	323.4	**385.5**	111.9
	3,019.4	2,615.3	**2,507.7**	2,071.5
Dividends paid	**(86.3)**	(81.1)	**(86.3)**	(81.1)
Closing equity shareholders' funds	**2,933.1**	2,534.2	**2,421.4**	1,990.4

Notes to the accounts continued

30 Net assets per share

	2005	2004
Net assets per share (basic)	**875p**	799p
Net assets per share (diluted, adjusted)	**1188p**	1025p

	2005 Net assets £m	2005 Shares million	2004 Net assets Restated £m	2004 Shares million
Basic	**2,933.1**	**335.4**	2,534.2	317.3
Adjustments:				
Fair value of derivative financial instruments (net of tax)	**194.4**	**–**	92.6	–
Deferred tax on revaluation surpluses	**817.4**	**–**	653.8	–
Deferred tax on capital allowances	**95.7**	**–**	76.2	–
Unrecognised surplus on trading properties (net of tax)	**16.4**	**–**	2.0	–
Adjusted	**4,057.0**	**335.4**	3,358.8	317.3
Effect of dilution:				
On conversion of bonds	**105.4**	**13.9**	220.9	30.0
On exercise of options	**17.9**	**2.7**	27.7	4.8
Diluted, adjusted	**4,180.3**	**352.0**	3,607.4	352.1

31 Acquisitions and disposals of subsidiary undertakings

During 2004, the group acquired the remaining 50 per cent of one of its joint ventures. Of the total consideration, £57.1 million was paid in the year and the additional share (50 per cent) of the cash of £11.6 million, held by the joint venture upon acquisition, was transferred into the group balance sheet, resulting in a net cash outflow of £51.3 million.

32 Capital commitments

At 31 December 2005, the group was contractually committed to £69.9 million (2004 – £329.2 million) of future expenditure for the purchase, construction, development and enhancement of investment property.

In addition the group's share of joint ventures' commitments at 31 December 2005 was £13.6 million (2004 – £36.7 million).

33 Contingent liabilities

At 31 December 2005, there were no contingent liabilities of which the Directors are aware (2004 – nil).

Notes to the accounts continued

34 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC* (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100*
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1 Irish Punt each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
Chapelfield LP Limited (property)	Ordinary shares of £1 each	100
CSC (Eldon Square) Limited (property)	Ordinary shares of £1 each	100
CSC Harlequin Limited (property)	Ordinary shares of £1 each	100
CSC Bromley (High Street) Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Limited (property)	Ordinary shares of £1 each	100
	7% Preference shares of £1 each	100
CSC Properties Investments Limited (property)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Potteries Limited (property)	Ordinary shares of £1 each	100
Capital & Counties Limited (property) and its principal subsidiary undertakings:	Ordinary shares of 25p each	100
C&C Properties 2021 Limited (property)	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
Capcount Kensington Limited (property)	Ordinary shares of £1 each	100
Liberty Retail Properties Limited	Ordinary shares of £1 each	100
C&C Management Services Limited (property services)	Ordinary shares of £1 each	100
CSC Management Services Limited (property services)	Ordinary shares of £1 each	100
C&C Properties UK Limited (property) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Kestrel Properties Limited (property)	Ordinary shares of £1 each	100
Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Properties Jersey Limited (property) (Jersey) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Capcount Kingsreach (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Capital Enterprise Centres (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	70
Belside Limited (property) (Jersey)	Ordinary shares of £1 each	100
Curley Limited (property) (Jersey)	Ordinary shares of £1 each	100
Steventon Limited (property) (Jersey)	Ordinary shares of £1 each	100
Liberty International Asset Management Limited (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited (treasury management)	Ordinary shares of £1 each	100
Liberty Payments Limited (service company)	Ordinary shares of £1 each	100
Capital & Counties U.S.A., Inc. (USA) (property and financing)	Common stock of US$1 par value	100

*82.5 per cent held by Liberty International PLC, and 17.5 per cent held by Liberty International Financial Services Limited.

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

Notes to the accounts continued

35 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation for the group.

Key management compensation is disclosed in note 38.

Transactions between the parent company and its subsidiaries are shown below:

Subsidiary	Nature of transaction	2005 £m	2004 £m
TAI Investments Limited	Dividend	**106.3**	18.5
Liberty International Holdings Limited	Dividend	**134.4**	15.2
Conduit Insurance Holdings Limited	Dividend	**115.0**	20.5
Capital Shopping Centres PLC	Dividend	**36.4**	32.7
	Interest receivable on bonds	**17.0**	10.8
	Re-charges	**2.5**	2.0
Capital & Counties Limited	Investment income	**4.8**	–
	Re-charges	**1.1**	0.7
	Interest payable/receivable	**(1.4)**	1.0
Liberty International Group Treasury Limited	Interest receivable	**11.4**	8.3

Significant balances outstanding between the parent company and its subsidiaries are shown below:

	Amounts owed by subsidiaries		Amounts owed to subsidiaries	
Subsidiary	2005 £m	2004 £m	2005 £m	2004 £m
Liberty International Group Treasury Limited	**381.9**	50.7	**–**	–
C&C (Australia) Holdings Limited	**–**	–	**(20.4)**	(17.1)
Capital & Counties Limited	**22.6**	21.9	**(60.0)**	(60.0)
Conduit Insurance Holdings Limited	**16.0**	16.0	**–**	–
Liberty International Holdings Limited	**132.8**	132.8	**–**	–
TAI Investments Limited	**–**	–	**(42.6)**	(42.6)
Capital Shopping Centres PLC	**2.7**	1.9	**–**	–
Liberty International Asset Management Limited	**0.4**	0.4	**–**	–
Capcount Trading Limited	**–**	–	**(2.3)**	(2.3)
Greenhaven Industrial Properties Limited	**–**	–	**(7.9)**	(7.6)
C&C Properties UK Limited	**–**	–	**(0.8)**	(0.2)

36 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on pages 70 to 73 form part of these financial statements. Details of gains made on exercise of share options are contained in note 37.

37 Directors' interests

(a) In shares and bonds in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2005**	2004*
J.G. Abel	**132,523**	104,046
D. Bramson	**5,000**	5,000
R.W.T. Buchanan	**37,088**	37,088
D.P.H. Burgess	**19,250**	19,250
R.M. Cable	**22,465**	–
K.E. Chaldecott	**27,375**	2,375
R.G. Finch	**7,712**	5,712
D.A. Fischel	**309,126**	254,702
D. Gordon†	**12,472,950**	12,398,847
G.J. Gordon	**1,486,891**	1,486,891
I.J. Henderson	**10,000**	–
L. James	**6,500**	6,500
M. Rapp	**7,929**	7,929
R.O. Rowley	**1,000**	–
J.I. Saggers	**107,515**	85,552
A.C. Smith	**150,466**	107,330

* or date of appointment if later.

** or date of cessation of directorship if earlier.

† Sir Donald Gordon had a non-beneficial interest in 25,904,349 ordinary shares in Liberty International (2004 – 25,904,349).

Notes to the accounts continued

37 Directors' interests continued

Liberty International PLC ordinary shares of 50p each
Conditional awards of shares have been made under the company's annual bonus scheme.

The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent of the restricted and Share Incentive Plan shares (see below) combined. These shares will be released respectively three and five years for awards made up to and including 2000, and two and four years respectively for awards made in 2001 and subsequently, after the date of the award provided the individual Director has remained in service.

Awards to Executive Directors under the scheme to date have been as follows:

	Award date	Market price at award pence	Vesting date	Market price at vesting pence	At 31 December 2004*	Lapsed	Vested	Awarded†	**At 31 December 2005****
J.G. Abel	01/03/2003	565	01/03/2007		2,655	2,655	–	–	**–**
	20/02/2002	545	20/02/2006		2,615	2,615	–	–	**–**
	06/02/2001	500	16/03/2005	977.5	2,400	–	2,400	–	**–**
	28/02/2000	350	16/03/2005	977.5	2,554	–	2,554	–	**–**
	01/03/2003	565	16/03/2005	977.5	4,779	–	4,779	–	**–**
					15,003	5,270	9,733	–	**–**
R.M. Cable	16/03/2005	978	01/03/2009		–	–	–	1,323	**1,323**
	01/03/2004	728	01/03/2008		1,648	–	–	–	**1,648**
	01/03/2003	565	01/03/2007		1,925	–	–	–	**1,925**
	20/02/2002	545	20/02/2006		1,858	–	–	–	**1,858**
	06/02/2001	500	16/03/2005	977.5	2,300	–	2,300	–	**–**
	28/02/2000	350	16/03/2005	977.5	836	–	836	–	**–**
	16/03/2005	978	01/03/2007		–	–	–	2,339	**2,339**
	01/03/2004	728	01/03/2006		2,885	–	–	–	**2,885**
	01/03/2003	565	16/03/2005	977.5	3,319	–	3,319	–	**–**
					14,771	–	6,455	3,662	**11,978**
K.E. Chaldecott	16/03/2005	978	01/03/2009		–	–	–	1,380	**1,380**
	01/03/2004	728	01/03/2008		1,700	–	–	–	**1,700**
	01/03/2003	565	01/03/2007		1,925	–	–	–	**1,925**
	20/02/2002	545	20/02/2006		1,858	–	–	–	**1,858**
	06/02/2001	500	16/03/2005	977.5	2,300	–	2,300	–	**–**
	28/02/2000	350	16/03/2005	977.5	836	–	836	–	**–**
	16/03/2005	978	01/03/2007		–	–	–	2,454	**2,454**
	01/03/2004	728	01/03/2006		2,988	–	–	–	**2,988**
	01/03/2003	565	16/03/2005	977.5	3,319	–	3,319	–	**–**
					14,926	–	6,455	3,834	**12,305**
D.A. Fischel	16/03/2005	978	01/03/2009		–	–	–	2,001	**2,001**
	01/03/2004	728	01/03/2008		3,915	–	–	–	**3,915**
	01/03/2003	565	01/03/2007		4,779	–	–	–	**4,779**
	20/02/2002	545	20/02/2006		6,422	–	–	–	**6,422**
	06/02/2001	500	16/03/2005	977.5	6,195	–	6,195	–	**–**
	28/02/2000	425	16/03/2005	977.5	5,206	–	5,206	–	**–**
	16/03/2005	978	01/03/2007		–	–	–	3,695	**3,695**
	01/03/2004	728	01/03/2006		7,418	–	–	–	**7,418**
	01/03/2003	565	16/03/2005	977.5	9,027	–	9,027	–	**–**
					42,962	–	20,428	5,696	**28,230**
J.I. Saggers	16/03/2005	978	01/03/2009		–	–	–	1,725	**1,725**
	01/03/2004	728	01/03/2008		1,500	–	–	–	**1,500**
	01/03/2003	565	01/03/2007		1,841	–	–	–	**1,841**
	20/02/2002	545	20/02/2006		2,385	–	–	–	**2,385**
	06/02/2001	500	16/03/2005	977.5	3,800	–	3,800	–	**–**
	28/02/2000	425	16/03/2005	977.5	3,250	–	3,250	–	**–**
	16/03/2005	978	01/03/2007		–	–	–	3,144	**3,144**
	01/03/2004	728	01/03/2006		2,588	–	–	–	**2,588**
	01/03/2003	565	16/03/2005	977.5	3,150	–	3,150	–	**–**
					18,514	–	10,200	4,869	**13,183**
A.C. Smith	16/03/2005	978	01/03/2009		–	–	–	1,132	**1,132**
	01/03/2004	728	01/03/2008		2,215	–	–	–	**2,215**
	01/03/2003	565	01/03/2007		2,549	–	–	–	**2,549**
	20/02/2002	545	20/02/2006		3,394	–	–	–	**3,394**
	06/02/2001	500	16/03/2005	977.5	3,440	–	3,440	–	**–**
	28/02/2000	425	16/03/2005	977.5	2,824	–	2,824	–	**–**
	16/03/2005	978	01/03/2007		–	–	–	1,958	**1,958**
	01/03/2004	728	01/03/2006		4,018	–	–	–	**4,018**
	01/03/2003	565	16/03/2005	977.5	4,566	–	4,566	–	**–**
					23,006	–	10,830	3,090	**15,266**

* or date of appointment if later.
**or date of cessation of directorship if earlier.
† Bonus shares in respect of the year ended 31 December 2004 awarded in February 2005. Details of bonus shares awarded in respect of the year ended 31 December 2005 are given on page 72 in the Directors' remuneration report.

Notes to the accounts continued

37 Directors' interests continued

Awards have also been made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares should continue to be held in trust for a further two years in order to qualify for tax advantages. Also as part of the SIP arrangements, Executive Directors, along with eligible employees, are offered the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by the Inland Revenue. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of acquisition. Shares held in trust for Executive Directors under the SIP are as follows:

	At 31 December 2004*	Vested	Lapsed	Awarded†	Partnership and dividend shares	**At 31 December 2005****
J.G. Abel	1,487	–	–	–	292	**1,779**
R.M. Cable	2,263	–	–	306	322	**2,891**
K.E. Chaldecott	2,263	–	–	306	322	**2,891**
D.A. Fischel	2,263	–	–	306	322	**2,891**
J.I. Saggers	2,263	–	–	306	322	**2,891**
A.C. Smith	2,263	–	–	306	322	**2,891**

* or date of appointment if later.
** or date of cessation of directorship if earlier.
† SIP shares in respect of the year ended 31 December 2004 awarded in February 2005. Details of SIP shares awarded in respect of the year ended 31 December 2005 are given on page 72 in the Directors' remuneration report.

CSC 6.875 per cent bonds due 2013

A beneficial interest was held by Sir Donald Gordon of £2,500,000 as at 30 June 2005 (2004 – £2,500,000).

Capital & Counties Limited ordinary shares of 25p each

A non-beneficial interest of 400 shares (2004 – 400) was held by Mr D.A. Fischel.

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

	Year granted	Option price pence	Held at 31 December 2004*	Granted in year	Exercised in year	Held at 31 December 2005**	Exercisable between
The Liberty International PLC Incentive Share Option Scheme 1999							
J.G. Abel	2001	512	94,141	–	94,141	–	22/02/04–22/02/11
	2002	545	60,000	–	60,000	–	20/02/05–20/02/12
R.M. Cable	2001	512	74,141	–	74,141	–	22/02/04–22/02/11
	2002	545	50,000	–	50,000	–	20/02/05–20/02/12
	2003	565	50,000	–	–	50,000	21/02/06–21/02/13
	2004	698	25,000	–	–	25,000	19/02/07–19/02/14
K.E. Chaldecott	2001	512	74,141	–	74,141	–	22/02/04–22/02/11
	2002	545	50,000	–	50,000	–	20/02/05–20/02/12
	2003	565	50,000	–	–	50,000	21/02/06–21/02/13
	2004	698	25,000	–	–	25,000	19/02/07–19/02/14
D.A. Fischel	1999	475	21,000	–	–	21,000	11/08/02–11/08/09
	2000	406	120,000	–	120,000	–	03/03/03–03/03/10
	2001	512	100,000	–	–	100,000	22/02/04–22/02/11
	2002	545	69,496	–	–	69,496	20/02/05–20/02/12
	2003	565	50,000	–	–	50,000	21/02/06–21/02/13
J.I. Saggers	1999	475	17,500	–	17,500	–	11/08/02–11/08/09
	2001	512	60,000	–	60,000	–	22/02/04–22/02/11
	2002	545	50,000	–	–	50,000	20/02/05–20/02/12
	2003	565	34,691	–	–	34,691	21/02/06–21/02/13
A.C. Smith	2000	406	60,000	–	60,000	–	03/03/03–03/03/10
	2001	512	60,000	–	60,000	–	22/02/04–22/02/11
	2002	545	50,000	–	–	50,000	20/02/05–20/02/12
	2003	565	40,000	–	–	40,000	21/02/06–21/02/13
The Liberty International PLC Executive Share Option Scheme 1999							
J.G. Abel	2001	512	5,859	–	5,859	–	22/02/04–22/02/11
D.A. Fischel	2002	545	5,504	–	–	5,504	20/02/05–20/02/12
J.I. Saggers	2003	565	5,309	–	–	5,309	21/02/06–21/02/13

* or date of appointment if later.
**or date of cessation of directorship if earlier.

Notes to the accounts continued

37 Directors' interests continued

(b) In share options in the company continued
Mr A.C. Smith exercised options on 23 March 2005, at a market price of 955p per share, at which time the difference between the exercise price and market price was in aggregate £595,638. Mr J.G. Abel exercised options on 24 March 2005, at a market price of 957p per share, at which time the difference between the exercise price and market price was in aggregate £666,390. Mr J.G. Abel also exercised options on 1 April 2005, at a market price of 963p per share, at which time the difference between the exercise price and market price was in aggregate £26,414. Mr R.M. Cable exercised options on 1 April 2005, at a market price of 963p per share, at which time the difference between the exercise price and market price was in aggregate £543,169. Mrs K.E. Chaldecott exercised options on 27 April 2005, at a market price of 930p per share, at which time the difference between the exercise price and market price was in aggregate £502,054. Mr J.I. Saggers exercised options on 9 June 2005, at a market price of 967p per share, at which time the difference between the exercise price and market price was in aggregate £358,883. Mr D.A. Fischel exercised options on 11 August 2005, at a market price of 987p per share, at which time the difference between the exercise price and market price was in aggregate £697,800.

The aggregate gains made by Directors on the exercise of options is £3.4 million (2004 – £1.1 million).

The market price of Liberty International ordinary shares at 31 December 2005 was 980.5p and during the year the price varied between 913p and 1025p.

(c) No Director had any dealings in the shares of any group company between 31 December 2005 and 9 February 2006, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2005.

38 Employees' information

	2005 £m	2004 Restated £m
Wages and salaries	**26.1**	24.6
Social security costs	**2.4**	2.5
Other pension costs (note 39)	**2.1**	2.0
	30.6	29.1

At 31 December 2005 the number of persons employed was 833 (2004 – 787). The average number of persons employed during the year was:

	2005 Number	2004 Number
Liberty International	**83**	80
Capital Shopping Centres	**632**	612
Capital & Counties	**96**	97
	811	789

Key management* compensation

	2005 £m	2004 £m
Salaries and short-term employee benefits	**3.9**	4.1
Pensions and other post-employment benefits	**0.5**	0.4
Share-based payment	**0.9**	0.4
	5.3	4.9

*Key management comprises Executive Directors of Liberty International, Capital Shopping Centres, Capital & Counties, the Company Secretary and the President of C&C USA Inc.

Share options
Options to subscribe for ordinary shares under the Liberty International Holdings PLC Executive Share Option Scheme 1987, the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999, the Liberty International PLC Executive Share Option Scheme 1999, and the Capital Shopping Centres PLC Executive Share Option Scheme 1995, were outstanding as set out on page 59. The vesting period of the options is three years. Exercise is subject to meeting an earnings per share ("EPS") performance condition. The performance condition requires smoothed earnings growth equal to or greater than five per cent per annum (or, if greater in any year, 120 per cent of the percentage increase in the Retail Price Index) over a minimum three-year comparison period. "Smoothed" earnings growth excludes exceptional and trading profits above a certain level. If the option remains unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

Notes to the accounts continued

38 Employees' information continued

	2005		2004	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price
At 1 January	**4,425,809**	**551p**	4,681,271	514p
Options granted	**–**		641,932	
Options exercised	**(1,923,999)**	**511p**	(697,394)	433p
Options expired/lapsed	**(71,500)**		(200,000)	
At 31 December	**2,430,310**	**581p**	4,425,809	551p

The weighted average share price during the year was 967.5p (2004 – 788.7p) Of the 2,430,310 outstanding options at 31 December 2005 (2004 – 4,425,809), 947,378 were exercisable (2004 – 353,275).

The options outstanding at 31 December 2005 were exercisable between 331p and 785p per share and have a weighted average remaining contractual life of 8 years.

Date of grant		Scheme	Price per share pence	Ordinary shares Number	Exercisable between
12 March 1996		1995	331.5	3,185	1999 and 2006
18 March 1996		1987	331	1,250	1999 and 2006
12 March 1999		1990	419	20,000	2002 and 2009
11 August 1999	ISOS	1999	475	28,000	2002 and 2009
3 March 2000	ISOS	1999	406	45,000	2003 and 2010
22 February 2001	ESOS	1999	512	16,858	2004 and 2011
22 February 2001	ISOS	1999	512	326,993	2004 and 2011
20 February 2002	ESOS	1999	545	21,027	2005 and 2012
20 February 2002	ISOS	1999	545	340,356	2005 and 2012
6 March 2002	ESOS	1999	567	5,291	2005 and 2012
6 March 2002	ISOS	1999	567	139,418	2005 and 2012
21 February 2003	ESOS	1999	565	57,080	2006 and 2013
21 February 2003	ISOS	1999	565	860,420	2006 and 2013
19 February 2004	ESOS	1999	698	34,354	2007 and 2014
19 February 2004	ISOS	1999	698	506,078	2007 and 2014
29 July 2004	ESOS	1999	785	3,821	2007 and 2014
29 July 2004	ISOS	1999	785	21,179	2007 and 2014
Total				2,430,310	

There were no options granted during 2005. In 2004, options were granted in February and July. The total of the estimated fair values of the options granted on those dates is £973,300.

The grants have been valued using a binomial option pricing model built by Mercer Human Resource Consulting. The main assumptions are as follows:

Grant date	29 July 2004	19 February 2004
Exercise price (p)	785	698
Term (years)	10	10
Expected volatility	17%	17%
Expected dividend yield p.a.	3.05%	3.05%
Risk free rate	5.07%	4.75%
Expected forfeiture p.a.	5%	5%

Expected volatility was determined by calculating the historical volatility of the group's share price over multiple time periods since 1995.

38 Employees' information continued

The fair values of each of the grants made in 2004, which includes an allowance for forfeiture over the vesting periods but do not include allowance for the likelihood of achieving the EPS hurdles, are set out below.

	29 July 2004	19 February 2004
Share price at grant date (p)	792	721
Fair value per share (p)	167	151

Share awards

Conditional awards of Additional and Restricted shares are made under the company's annual bonus schemes.

Awards are also made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual employee has remained in employment but the shares must then be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of the award.

The number of share awards granted in the year as at the date of grant are set out below.

	2005 Number	2004 Number
Annual bonus scheme:		
SIP	**34,065**	43,861
Restricted	**55,117**	60,533
Additional	**44,656**	52,195

The fair values of share awards were determined by the current market price of the shares at the date of grant.

The number of awards outstanding at 31 December 2005 are shown below.

	Annual bonus scheme	SIP	Restricted	Additional
2002	Liberty International	36,032	–	46,975
2003	Liberty International	32,295	–	44,598
2004	Liberty International	38,856	56,734	45,975
2005	Liberty International	32,853	53,335	41,442
Total		140,036	110,069	178,990

A total of 2,394,935 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2005 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the annual bonus schemes. A further 243,613 shares (including Partnership and Dividend Shares) are held by Capita IRG Trustees Ltd as trustee for the SIP.

The total expenses for share based payments for the group were £1.6 million (2004 – £1.0 million).

Notes to the accounts continued

39 Pensions

(a) Current pension arrangements

The group operates a number of pension schemes in the United Kingdom and the USA, the assets of which are held in separate trustee-administered funds. The group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently a number of group personal pensions were established in 1997/98 for new and some existing employees, and previous schemes closed and, with one exception, wound up. The group personal pension arrangements were amalgamated into one arrangement in 2005.

The one older arrangement not wound up was the Liberty International Group Retirement Benefit Scheme ("the Scheme"), which was closed to new members, but continues to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the State Second Pension (S2P).

(b) Pension costs

(i) The Scheme – a defined benefit scheme The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of the Scheme assets, adjusted for past service costs. The defined benefit obligation and current service cost are calculated annually by an independent actuary using the projected unit method. Actuarial gains and losses are immediately recognised in the statement of recognised income and expense. The pension costs and balance sheet items for the year ended 31 December 2005 have been based on the results of the last interim valuation of the Scheme at 5 April 2005, suitably adjusted for different methodology, rolled forward to 31 December 2005 and adjusted for the different financial conditions applying at that time.

Amounts recognised in income in respect of the Scheme

	2005 £m	2004 Restated £m
Current service cost	**1.0**	0.9
Interest cost	**2.0**	1.9
Expected return on Scheme assets	**(2.3)**	(2.1)
	0.7	0.7
Actuarial losses immediately recognised in the statement of recognised income and expense	**2.6**	0.4

Whilst the actuarial losses in respect of the Scheme are dealt with in the statement of recognised income and expense, the difference between the notional interest cost on Scheme liabilities and the expected return on the Scheme's assets is included in the group's net interest cost. For the year ended 31 December 2005 this amounts to a credit of £0.3 million (2004 – £0.2 million). Of the charge for the year, £1.0 million (2004 – £0.9 million) has been included in administrative expenses.

Amounts recognised in the consolidated balance sheet

	2005 £m	2004 Restated £m
Fair value of Scheme assets	**42.2**	36.3
Present value of Scheme liabilities	**(44.0)**	(36.9)
Pension liability	**(1.8)**	(0.6)

The pension liability is included in the balance sheet in provisions for liabilities and charges.

39 Pensions continued

Movements in the fair value of Scheme assets

	2005 £m	2004 Restated £m
At 1 January	**36.3**	33.8
Expected return on Scheme assets	**2.3**	2.1
Asset gains	**2.6**	0.8
Employer contributions paid	**2.1**	0.8
Member contributions paid	**0.2**	0.2
	43.5	37.7
Benefits paid	**(1.3)**	(1.4)
Scheme assets at 31 December	**42.2**	36.3

The weighted average asset allocations for the year end were as follows:

Asset category:

	31 December 2005 %	31 December 2004 %
Equities	**43**	41
Hedge fund	**8**	9
Index-linked gilts	**35**	36
Property	**8**	7
Other	**6**	7
Total	**100**	100

Movements in the present value of Scheme liabilities

	2005 £m	2004 £m
At 1 January	**36.9**	34.0
Current service cost (including employee contributions)	**1.2**	1.1
Interest cost	**2.0**	1.9
Actuarial losses	**5.2**	1.3
	45.3	38.3
Benefits paid	**(1.3)**	(1.4)
Scheme liabilities at 31 December	**44.0**	36.9

The main economic assumptions used to calculate the present value of the Scheme's liabilities at 31 December were as follows:

	31 December 2005 % (per annum)	31 December 2004 % (per annum)
Discount rate	**4.8**	5.3
Rate of inflation	**2.8**	2.6
Earnings increases	**4.8**	4.6
Increases to pensions in payment	**2.8**	2.6
Increases to deferred pensions before payment:		
left before 1 January 1985	**3.0**	3.0
left after 31 December 1984	**2.8**	2.6
Expected return on plan assets	**5.8**	6.2
Actual return on Scheme assets in the year	**£4.9m**	£2.9.m

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected annual return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio with a reduction of 0.3 per cent to allow for investment expenses. This resulted in the selection of the 5.8 per cent assumption as at 31 December 2005.

Notes to the accounts continued

39 Pensions continued

Details of experience adjustments for the year to 31 December:

	2005	2004	2003
Fair value of Scheme assets (£m)	**42.2**	36.3	33.8
Present value of Scheme liabilities (£m)	**(44.0)**	(36.9)	(34.0)
Deficit in the Scheme (£m)	**(1.8)**	(0.6)	(0.2)
Difference between the expected and actual return on Scheme assets:			
Amount (£m)	**2.6**	0.8	1.8
Percentage of Scheme assets	**6.2%**	2.2%	5.5%
Total gains and (losses):			
Amount (£m)	**(2.6)**	(0.5)	(3.1)
Percentage of present value of Scheme liabilities	**(5.9%)**	(1.4%)	(9.1%)
Experience gains and (losses) on Scheme liabilities:			
Amount (£m)	**(1.1)**	(1.0)	0.9
Percentage of the present value of the Scheme liabilities	**(2.5%)**	(2.8%)	2.6%

The group has no significant exposure to any other post retirement benefit obligations.

The estimated amounts of contributions expected to be paid to the Scheme during 2006 are £0.7 million.

(ii) Defined contribution arrangements The pension charge in respect of the other schemes are the amounts charged against profits in the year in which they are incurred. These amount to £1.1 million (2004 – £1.0 million) in respect of the other UK pension schemes and £0.1 million (2004 – £0.1 million) for the US scheme.

40 Adoption of International Financial Reporting Standards

As noted within the accounting policies, this is the group's first annual report prepared in accordance with IFRS. The accounting policies set out in the release dated 26 July 2005 have been applied in preparing the financial information for the periods ended 31 December 2005, 31 December 2004, and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the group's date of IFRS transition).

In preparing the opening IFRS balance sheet, the group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the group's financial performance, financial position and cash flows is set out in the following tables and accompanying notes. A full line-by-line reconciliation of the financial position as at 31 December 2004 and the financial performance for the year then ended is set out in the release dated 26 July 2005.

(a) Reconciliation of net profit – group:

	Notes	Year ended 31 December 2004 £m
Previously reported – UK GAAP:		
Net profit on ordinary activities		115.7
Exceptional items		42.6
Net profit before tax		158.3
Taxation charge – recurring		(32.3)
Taxation charge – on exceptional items		(1.4)
Net profit after tax		124.6
Adjustments to net profit before tax:		
Revaluation gains on investment properties previously dealt with in reserves	1	336.7
Movement in fair value of derivative financial instruments	2	(41.4)
"Recycling" of prior year valuation gains of fixed asset investments into profit on disposal	3	6.6
Additional amortisation upon reallocation to equity of portion of the convertible debt liability	4	(4.3)
Longer amortisation period for rent free periods and other lease incentives	5	(0.4)
Defined benefit pension scheme net liability and other employee benefits	6	(0.4)
		296.8
Restated – IFRS:		
Net profit on ordinary activities		422.9
Exceptional items		32.2
Net profit before tax		455.1
Taxation charge – recurring	8	(120.8)
Taxation charge – on exceptional items		(2.2)
Net profit after tax	7	332.1

40 Adoption of International Financial Reporting Standards continued

(a) Reconciliation of net profit – group: continued

Notes:

1. Under IFRS, gains and losses arising on revaluation of investment properties are recorded as operating income in the Income Statement. For the year ended 31 December 2004, this includes gains previously reported in the revaluation reserve of £337.6 million on the group's investment properties and £5.6 million on the group's share of investment properties of joint ventures, net of £5.5 million revaluation losses on development properties which were not revalued under UK GAAP and £1.0 million lower gain arising from reclassification of rent free periods (see 5 below). In addition, gains or losses realised on investment properties disposed of during the period are accounted for as revaluation gains, rather than exceptional items as under UK GAAP. The effect of this for the year ended 31 December 2004 is a reclassification from exceptional items to revaluation gains of £17.0 million. Other reclassifications which offset within net profit in respect of finance-leased assets and letting costs are also included within revaluation gains on investment properties (see note 7a and 7c below).
2. Under IFRS, derivative financial instruments are carried in the balance sheet at fair value with gains or losses arising on revaluation dealt with in the Income Statement unless they are eligible to be accounted for as hedges. This does not affect the underlying cash flows.
3. Under IFRS, exceptional gains or losses on disposal of fixed asset investments are calculated by reference to their historic cost. Any previous revaluation surpluses are "recycled" into the profit on disposal, with a corresponding adjustment to the revaluation reserve.
4. Under IFRS, convertible debt is required to be allocated between debt and equity (see 12). The debt element is initially less than the nominal value of the bond and must therefore be amortised up to full nominal value over the term of the instrument, resulting in an additional tax-deductible finance charge.
5. Under IFRS, investment property lease rent free periods, stepped rents and other incentives are amortised over the full lease term rather than the period to first open market rent review (see 13). To the extent that any unamortised incentives have been taken into account in the property valuation, for example rent free periods recognised as income ahead of invoicing, the property valuation must be adjusted to avoid double counting (see below).
6. Under IFRS, the group is required to account for the net liability or asset in respect of defined benefit pension schemes. Whilst the actuarial gains and losses in respect of the scheme are dealt with in the statement of recognised income and expense, the difference between the notional interest cost on scheme liabilities and the expected return on the scheme assets is included in the group's net interest cost. In respect of the year ended 31 December 2004, this amounts to a credit of £0.2 million. Further, IFRS requires the group to account for the cost of share-based payments at their fair value rather than intrinsic value. This increases administration expenses for the year ended 31 December 2004 by £0.5 million.
7. Other adjustments have been necessary to the group's reported financial performance which offset within net profit.
   a. Investment properties held leasehold are treated as finance-leased assets, with the minimum element of future head rent payments treated as if it relates to a loan which is financing an increased interest in the property (see 17a). The fixed head rental payment is largely treated as a finance cost instead of a property expense.
   For the year ended 31 December 2004, this decreases rental expenses by £4.0 million, increases net interest cost by £3.6 million and decreases fair value gains on investment property by £0.4 million.
   b. Under UK GAAP the group was required to show its share of the operating profit of joint ventures as a separate line on the profit and loss account. Under IFRS joint ventures are proportionally consolidated, with the group's share of individual gains and losses of the joint venture included on the relevant line of the Income Statement. For the year ended 31 December 2004 this increases rental income by £8.0 million and removes the line item "share of operating profit of joint ventures".
   c. Under IFRS, letting costs of developments and investment properties are capitalised over the lease term whereas under UK GAAP the former were capitalised and the latter were written off as incurred. For the year ended 31 December 2004, this increases fair value gains on investment property and rental expenses, each by £4.0 million.
8. The principal changes in the tax charge for the year ended 31 December 2004 are as follows:

	UK GAAP £m	Adjustments £m	IFRS £m
Profit on ordinary activities before taxation	158.3	296.8	455.1
Current United Kingdom corporation tax at 30%	47.5	89.0	136.5
Effects of:			
Capital allowances not reversing on sale	(2.2)	–	(2.2)
Disposals of properties and subsidiaries	(10.5)	1.9	(8.6)
Prior year items	(2.5)	0.1	(2.4)
Expenses disallowed, net of capitalised interest	1.9	(1.6)	0.3
Untaxed dividends	(1.2)	–	(1.2)
Overseas taxation, including joint ventures	0.7	(0.1)	0.6
Tax charge for the year	33.7	89.3	123.0

(b) Reconciliation of equity – group:

	Notes	31 December 2004 £m	1 January 2004 £m
Previously reported – UK GAAP		3,244.0	2,859.4
Deferred tax on revaluation of investment properties	9	(653.8)	(549.9)
Fair value of derivative financial instruments	10	(132.3)	(89.5)
Exclusion of provision for proposed dividend	11	44.7	41.8
Reallocation to equity of a portion of the convertible debt liability	12	14.5	18.9
Longer amortisation period for lease incentives – long-term debtor	13	50.6	50.3
Longer amortisation period for lease incentives – adjust property valuation	13	(44.0)	(42.3)
Fair value of development properties	14	(11.4)	(5.8)
Defined benefit pension scheme net liability and other employee benefits	15	(2.0)	(1.3)
Owner-occupied property held under finance lease	16	(0.3)	(0.4)
Tax effect of the above		24.2	7.7
Restated – IFRS	17	2,534.2	2,288.9

Notes to the accounts continued

40 Adoption of International Financial Reporting Standards continued

(b) Reconciliation of net equity – group: continued

Notes:

9. Under IAS 12, provision is made for the deferred tax liability associated with the revaluation of investment properties, whereas UK GAAP requires that the potential liability on the sale of the properties be disclosed as contingent tax but not provided in the balance sheet. This liability will not be incurred while the group continues to hold its property assets.
10. Under IFRS, derivative financial instruments are carried in the balance sheet at fair value. This does not affect the underlying cash flows. The total fair value recognised as a liability at 31 December 2004 is £132.3 million (1 January 2004 – £89.5 million), which is partially offset by a deferred tax asset of £39.7 million (1 January 2004 – £26.9 million).
11. Under IFRS, proposed dividends are not recognised as liabilities at the balance sheet date. Accordingly, compared with UK GAAP, equity shareholders' funds have increased, and current liabilities have decreased.
12. Under IFRS, convertible debt is required to be allocated between debt and equity. The debt element is initially less than the nominal value of the bond and must therefore be amortised up to full nominal value over the term of the instrument, resulting in an additional tax-deductible finance charge. The equity element is not remeasured during the term of the instrument. The effect of this is to reduce borrowings by £14.5 million and to reduce the tax liability by £1.5 million at 31 December 2004 (1 January 2004 – £18.9 million and £0.2 million).
13. Under IFRS, investment property lease rent free periods, stepped rents and other incentives are amortised over the full lease term rather than the period to first open market rent review. To the extent that any unamortised incentives have been taken into account in the property valuation, for example rent free periods recognised as income ahead of invoicing, the property valuation must be adjusted to avoid double counting. The effect of this at 31 December 2004 is to reduce the value of investment property by £44.0 million, increase debtors due in more than one year by £47.8 million, increase debtors due within one year by £2.8 million and increase the provision for deferred tax by £1.4 million (1 January 2004 – £42.3 million, £47.9 million, £2.4 million and £2.0 million).
14. Under IFRS, investment properties under redevelopment remain classified as investment properties subject to revaluation through the Income Statement in accordance with IAS 40. The effect of this at 31 December 2004 is to reduce development properties by £11.4 million and reduce the deferred tax liability by £3.4 million (1 January 2004 – £5.8 million and £1.7 million). Properties acquired with the intention of development are classified as properties in the course of development and are accounted for at fair value in accordance with IAS 16. Valuation changes for the latter properties are recognised in equity rather than the Income Statement.
15. Under IFRS, the group is required to account for the net liability or asset in respect of defined benefit pension schemes and any corresponding deferred tax asset or liability. At 31 December 2004, the adjustment to the net scheme liability was £1.2 million with a deferred tax asset of £0.4 million (1 January 2004 – £1.0 million and £0.3 million). Further, IFRS requires the group to account for the cost of share-based payments at their fair value rather than intrinsic value. This increases accruals by £0.8 million at 31 December 2004, partially offset by a tax credit of £0.2 million (1 January 2004 – £0.3 million and £0.1 million).
16. Under IFRS, the leased property occupied by the group is classified as a finance-leased asset and as such it increases fixed assets by £0.3 million, net of cumulative depreciation. The minimum lease payments are included as a creditor of £0.6 million.
17. Other adjustments have been necessary to the group's reported financial position which offset within net assets and therefore do not affect equity:
    a. Investment properties held leasehold are still valued at the fair value of the group's interest, but under IFRS the minimum element of future head rent payments is treated as if it relates to a loan which is financing an increased interest in the property. The capitalised value of the minimum payment is reflected by grossing up the carrying value of the property with an equal and opposite amount included as a creditor. The fixed head rental payment is largely treated as a finance cost instead of a property expense. At 31 December 2004, this increased investment property and creditors by £31.9 million, with £4.0 million of the creditor falling due within one year (1 January 2004 – £32.3 million and £4.0 million).
    b. Under UK GAAP the group was required to show its share of the gross assets and gross liabilities of joint ventures separately on the balance sheet. Under IFRS joint ventures are proportionally consolidated, with the group's share of individual assets and liabilities of the joint venture included on the relevant line of the balance sheet. At 31 December 2004 this increases investment property by £14.9 million, trading properties by £13.5 million, cash by £0.4 million, creditors due within one year by £1.2 million and borrowings by £7.3 million, removing the £20.3 million group's share of net assets of joint ventures (1 January 2004 – investment property £132.6 million, trading property £10.6 million, working capital £0.2 million and borrowings £69.3 million).
    c. Under IFRS, letting costs are capitalised and amortised over the lease term (see 7c). The effect of this is to increase investment property cost and correspondingly reduce revaluation by £11.4 million (1 January 2004 – £32.1 million and £4.0 million).

(c) Cash flows – group

Under IFRS, the consolidated cash flow statement reconciles the movements in cash and cash equivalents, whereas in the last audited UK GAAP financial statements it reconciled the movements in cash only. Other than this, there are no material differences in the restated consolidated statement of cash flows from that previously published.

(d) Reconciliation of equity – company

	Notes	31 December 2004 £m	1 January 2004 £m
Previously reported – UK GAAP		3,244.0	2,859.4
Exclusion of revaluation of investments		(920.8)	(875.8)
Exclusion of provision for proposed dividend received		(392.1)	(86.9)
Exclusion of provision for proposed dividend paid	11	44.7	41.8
Reallocation to equity of a portion of the convertible debt liability	12	14.5	18.9
Defined benefit pension scheme net liability and other employee benefits	15	(2.0)	(1.3)
Tax effect of the above		2.1	0.5
Restated – IFRS	17	1,990.4	1,956.6

Corporate governance

The company is required to comply with the "Combined Code – Principles of Good Governance and Code of Best Practice" issued by the Financial Reporting Council in 2003.

The framework of Corporate Governance

The Board's overriding objective is to ensure that the group delivers long-term sustainable growth in returns for its shareholders.

Liberty International recognises that corporate governance is not an end in itself but an important means to an end. The Code contains no definition of corporate governance. The first supporting principle it contains, at provision A.1, reads as follows:

> *"The Board's role is to provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board should set the company's strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance. The Board should set the company's values and standards and ensure that its obligations to its shareholders and others are understood and met."*

The Board believes that any system which is adopted must also be geared to meeting the necessary standards of accountability and probity and considers that the processes which it has adopted do so.

The Board is accountable to the company's shareholders for the good conduct of the company's affairs and the information and statements set out below describe how the principles contained in the Code are applied by the company. The company's internal procedures are regularly reviewed and updated by the Board and the various relevant Board Committees.

The policy papers which are the foundation of those procedures specify responsibilities and levels of responsibility. They cover all aspects of the company's activities including those relating to financial, operational and compliance controls and risk management.

The company has also demonstrated a strong commitment to high standards of Corporate Social Responsibility, details of which are set out on page 74, and has been included in the FTSE4Good listing.

Statement of compliance

The Board believes that, as demonstrated by the information set out in this section together with the statements and procedures referred to in the Directors' remuneration report on pages 70 to 73, the company has, save as indicated on page 69, throughout the accounting period under review, applied the principles and complied with the provisions set out in Section 1 of the Code.

Relations with shareholders and the investment community

The company seeks to develop regular dialogue with individual institutional shareholders through meetings and announcements and constructive liaison with private shareholders who also have the opportunity to attend and put questions at the company's Annual General Meeting. The company has a comprehensive website on which up to date information is available to all shareholders and potential investors.

The company has a strong investor relations programme. The Chairman, Chief Executive and Finance Director aim to meet major shareholders and analysts at least twice a year to discuss the results of the group, to learn of any concerns that may have arisen and (within the appropriate constraints) to respond to any queries they may have. The non-executive Directors may attend such meetings. The Chief Executive and Finance Director maintain file notes of all meetings with investors and provide a full briefing to the Board. Investor relations, and reports from the company's brokers on meetings with investors, are a regular agenda item at Liberty International Board meetings. In addition analysts' and brokers' reports are circulated to the Board on a frequent basis.

The Board

The Board is responsible not only to all shareholders but to its other stakeholders for the effective control and proper management of the Liberty International Group. A description of the company's activities over the last year is contained in the Chairman's statement and in the Operating and Financial review on pages 7 to 24. Certain matters have been reserved for decision by the whole Board and a schedule setting out a list of these is regularly reviewed. In other cases the Board has delegated its authority under clearly defined conditions to technical Committees of the Board. It has been the Board's custom over many years to ensure that major decisions are taken after a reiterative process which involves examination and review at several levels. In part, this examination and review process is dealt with by the Board Committees mentioned below.

At the year end, the Board consisted of the Chairman, Sir Robert Finch , five executive and nine non-executive Directors. The Board's views on the independence of the non-executive Directors are set out below.

Biographies of all the Board members appear on pages 25 and 26.

The separate roles of the Chairman and of the Chief Executive, Mr D.A. Fischel, are recognised and prescribed by the Board.

The Executive Directors have service contracts which have a notice period of 12 months. Non-executive Directors are appointed for three year periods and their continuing service thereafter is subject to review by the Board.

Mr D.P.H. Burgess was appointed as Senior Independent Director in 2004.

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders, at least every three years.

The Board met four times in the year and, with effect from 1 January 2006, will meet at least six times per year to consider all aspects of the company's affairs and any further information which it has requested from management. Additional meetings are arranged when necessary and Directors are kept regularly informed of the current position and of expected developments.

In the context of the Board's overriding objective to deliver long-term sustainable growth in returns for its shareholders, the Board discusses and makes decisions relating to, but not limited to: strategy; top management performance, retention, remuneration and succession; financial measures and performance; acquisitions and disposals, other capital expenditure and controls; risk management; corporate reputation including shareholder communication; and the Board's own effectiveness. It also receives reports on the proceedings of its Committees. Each Board Committee's established authority limits are reviewed on an annual basis by the Audit Committee and, subsequently, by the full Board.

The Chairman's role is to ensure that the Board's discussions go into any matter put before it in adequate depth and in an appropriately focused way, that the opinions of all the Directors are taken into account and accorded proper weight, and that all the Board's decisions are supported by adequate and timely information.

Matters relating to corporate governance and corporate social responsibility are kept under review by the Audit Committee as well as by the full Board.

All matters which fall outside the normal course of business are carefully recorded and reviewed and monitored by the Chief Executive, the Company Secretary and General Corporate Counsel and, in accordance with the amounts involved, referred to the relevant authorised Board Committee or to the Board itself. The company's position has always been that, in the event that a Director has a concern which cannot be resolved about the running of the company or a proposed action, such concern is recorded in the Minutes. The Board of Liberty International considers that it has clear and robust procedures for monitoring the signing of all documents within the group and the approval of all transactions, no matter what their size, through formal Board Committees and formally delegated authority limits.

Corporate governance continued

A table of attendance is set out below:

	Board (4 meetings)	Chairman's Committee§ (5 meetings)	Audit Committee (3 meetings)	Remuneration Committee (3 meetings)	Nomination and Review Committee (2 meetings)	CSC Capital Projects Committee (6 meetings)	C&C Capital Projects Committee (3 meetings)
Sir Robert Finch*	4	4	2	–	1	–	–
Sir Donald Gordon†	2	3	–	1	1	–	–
D.A. Fischel	4	5	–	–	–	6	3
J.G. Abel‡	4	1	–	–	–	6	–
D. Bramson	4	4	–	–	–	5	–
R.W.T. Buchanan	3	5	3	3	2	–	–
D.P.H. Burgess	4	5	3	3	2	–	2
R.M Cable*	4	–	–	–	–	5	–
K.E. Chaldecott*	4	–	–	–	–	6	–
G.J. Gordon	4	–	–	–	–	4	–
I.J. Henderson*	3	3	–	2	–	5	–
L. James	4	–	–	3	2	–	–
M. Rapp	3	5	2	2	1	6	2
R. Rowley	4	3	–	–	–	–	–
J.I. Saggers	4	–	–	–	–	–	3
A.C. Smith	4	–	–	–	–	6	2

*Appointed 7 February 2005.
†Retired 30 June 2005.
‡Appointed to the Chairman's Committee on 1 October 2005
§Chairman's Committee was dissolved on 31 December 2005.

The Directors have always had high levels of attendance at Board and Committee meetings. There are a number of important Committee meetings between Board meetings and these are normally fully attended. Meeting papers are distributed in a timely manner giving Directors sufficient time to consider matters for discussion. In addition, Directors are kept fully informed of progress on matters between formal meetings by way of ad hoc meetings and other communications on a regular basis.

Sir Robert Finch, the Chairman, has no significant business commitments other than his Chairmanship of Liberty International PLC except for a limited consultancy role with Linklaters, as further explained on page 69. None of the Executive Directors of Liberty International PLC currently serves as a non-executive Director elsewhere.

The terms of reference for each of the Board Committees described below are available on written request from the Company Secretary at Liberty International, as are the terms of appointment for each of the non-executive Directors. The Chairman's Committee was dissolved on 31 December 2005 and the number of Board meetings was increased from four to six meetings per annum with effect from 1 January 2006.

Capital Shopping Centres Capital Projects Committee and Capital & Counties Capital Projects Committee

The Board has established Capital Projects Committees for CSC and C&C to review all projects and project expenditure in detail. The members of the CSC Capital Projects Committee are Mr M. Rapp (Chairman), Mr D.A. Fischel, Mr P.C. Badcock, Mr P.C. Barton, Mrs K.E. Chaldecott, Mr R.M. Cable, Mr M.Ellis, Mrs C. Kirby, Mr A.C. Smith, Mr J.G. Abel, Mr D. Bramson, Mr G.J. Gordon, Mr I.J. Henderson and Mr P.H. Spriddell.

The members of the C&C Capital Projects Committee are Mr M. Rapp (Chairman), Mr D.P.H. Burgess, Mr D.A. Fischel, Mr A.C. Smith, Mr J.I. Saggers, Mr W.R. Black and Mr G.J. Marcuccilli.

Audit Committee

The members of the Audit Committee during the year under review were Mr Burgess (Chairman), Mr Buchanan, Sir Robert Finch and Mr Rapp. Sir Robert Finch was appointed to the Committee on 7 February 2005. The Board considers that both Mr Burgess and Mr Buchanan have recent and relevant financial experience. All members are independent in the Board's opinion.

Mr Rapp, who will have attained the age of 70, the company's normal retirement date for non-executive Directors, by the 2006 Annual General Meeting, stepped down as a member of the Audit Committee with effect from 31 December 2005.

The Audit Committee is responsible, among other matters, for monitoring the adequacy of the group's financial and internal controls, the efficiency and aptness of the company's risk management and insurance procedures and arrangements, accounting policies and financial reporting, for providing a forum through which the auditors can report to the Board and for ensuring the provision of information to enable the Board to present a balanced and understandable assessment of the company's position and prospects. The Audit Committee monitors and reviews the effectiveness of the internal audit activities.

The terms of reference of the Audit Committee are reviewed annually.

The Audit Committee also makes recommendations on the appointment, reappointment or removal of the company's external auditors and to date the Board has always accepted the Audit Committee's recommendation.

In the event that the Board does not accept the Audit Committee's recommendation, a statement will be provided in the company's annual report and accounts.

Liberty International has developed a policy to ensure that the provision of non-audit services does not impair the external auditor's independence or objectivity. The term "non-audit services" does not include reference to any advice on tax. The Audit Committee has delegated to the Executive Directors the authority to contract for non-audit services with the external auditors subject to observing the following guidelines.

(a) Executive Directors have the authority to commission the external auditors to undertake non-audit work where this is in relation to a specific project with a cost not exceeding the lower of £50,000 or 15 per cent of the estimated annual level of the auditors' fees for the time being. If the cost is likely to exceed the limits mentioned above, the agreement of the Chairman of the Audit Committee is required before the work is commissioned.

(b) when external auditors are considered for the provision of non-audit work, the Executive Directors must consider whether proposed arrangements will maintain audit independence;

(c) the external auditors must certify to the company that they are acting independently and the Audit Committee or the commissioning Director (as applicable) must be satisfied that such is the case;

Corporate governance continued

(d) in providing a non-audit service, external auditors should not:
   (i) audit their own work;
   (ii) make management decisions;
   (iii) create a mutuality of interest; or
   (iv) find they have placed themselves in the role of advocate for the company.

Corporate Social Responsibility Committee
Liberty International's strong commitment to high standards of Corporate Social Responsibility is the responsibility of the Chairman and the Board of Liberty International PLC and is managed through a CSR Committee, established at the end of 2005, comprising Sir Robert Finch (Chairman), Mr David Fischel, Mr Ian Henderson, Mr Patrick Burgess, Mrs Lesley James and Mr Peter Badcock. The CSR Management Committee established at the end of 2005, comprises Directors and senior executives from all sections of the business and reports to the CSR Committee, which in turn reports to the Board.

Nomination and Review Committee
The members of the Nomination and Review Committee are Sir Robert Finch, Mr Buchanan, Mr Burgess and Mrs James. Mr Rapp stepped down from the Nomination and Review Committee with effect from 31 December 2005. The Committee is chaired by Sir Robert. The terms of reference of the Nomination and Review Committee are reviewed annually.

The Committee is responsible for carrying out an annual performance evaluation of the Board, its Committees and individual Directors, as well as making recommendations to the Board on appointments to the Board and to subsidiary Boards and on succession planning. In 2005 a comprehensive performance evaluation of the Board, its Committees and individual Directors was carried out by way of detailed questionnaires followed by discussion, the results of which were considered by the Nomination and Review Committee, the Board, and the relevant Board Committees.

There is a comprehensive induction programme for new Directors and the Committee considers the need for existing Directors to update and refresh their skills and knowledge as part of the annual performance evaluation exercise.

The Nomination and Review Committee regularly evaluates the skills available on the Board and determines when appointments and retirements are appropriate. In 2004 the Nomination and Review Committee drew up a specification for two new non-executive Directors. Sir Robert Finch, former Lord Mayor of London and Mr Henderson, former Chief Executive of Land Securities Group PLC were appointed to the Board in February 2005. The Nomination and Review Committee also considered the appointment of a new chairman given the planned retirement of Sir Donald Gordon in June 2005 and the Committee drew up a specification for the post including an assessment of the time commitment expected while recognising the need for availability in the event of crisis. Following a procedure drawn up by the full Board, Sir Robert Finch was appointed as Chairman with effect from July 2005. Following these appointments, the Nomination and Review Committee has determined that the current balance of skills, knowledge and experience on the Board and on the Board Committees is satisfactory, but will be kept under review; in particular, the composition of the Audit Committee as referred to at the end of this report.

Remuneration Committee
The members of the Remuneration Committee are Mr Buchanan (Chairman), Mr Burgess, Mr Henderson and Mrs James. Mr Henderson was appointed to the Committee on 7 February 2005. Sir Donald Gordon retired from the Remuneration Committee on 30 June 2005. Mr Rapp stepped down as a member of the Remuneration Committee with effect from 31 December 2005.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions of service applying to Executive Directors and senior executives of the group and the provision of incentivisation and performance related benefits to any Executive Director or employee. The Directors' remuneration report is set out on pages 70 to 73. Monks Partnership has provided comparative salary data to the group although no formal appointment has been made. Monks Partnership is a wholly owned subsidiary of the group's auditors, PricewaterhouseCoopers LLP.

Independence of non-executive Directors
At least half the Board comprised independent non-executive Directors throughout the year. The Code requires that the Board should identify each non-executive Director it considers to be independent. Accordingly, details for each Director are set out below:

Mr J.G. Abel Mr Abel joined the Liberty International Group in 1972 becoming a Director of Capital Shopping Centres in 1994 and Managing Director of Capital Shopping Centres in 2001. He became a non-executive Director of Liberty International in October 2005. Mr Abel is not therefore considered by the Board to be fully independent.

Mr D. Bramson Mr Bramson was appointed to the Board in 2001. He retired as Senior Partner of Nabarro Nathanson in 2001 and now acts as a consultant to that firm of lawyers which advises the Liberty International Group. However, the Board considers that the relationship does not interfere with the exercise of his independent judgement and Mr Bramson has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr R.W.T. Buchanan Mr Buchanan was appointed to the Board in 1997 and has completed two three-year terms. The Board renewed Mr Buchanan's appointment for a further three-year term with effect from the 2004 Annual General Meeting. Mr Buchanan is regarded by the Board as independent and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr D.P.H. Burgess Mr Burgess was appointed to the Board in 2001. Mr Burgess was, until 2004, a Partner of Jones Day, a firm of lawyers which has from time to time (though not in any material respect in the last five years) advised Liberty International. Mr Burgess is now a consultant to Jones Day. The Board is confident that the relationship does not interfere with the exercise of his independent judgement. Mr Burgess has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr G.J. Gordon Mr Gordon is the son of Sir Donald Gordon, the former Chairman of Liberty International and a substantial shareholder. Mr Gordon is not therefore considered by the Board to be fully independent. Mr Gordon will, by the date of the 2006 Annual General Meeting, have served on the Board for more than nine years.

Mr I.J. Henderson Mr Henderson was appointed to the Board on 7 February 2005. Mr Henderson is regarded by the Board as independent, and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Corporate governance continued

Mrs L. James Mrs James was appointed to the Board in 2004. Mrs James is regarded by the Board as independent, and she has confirmed in writing to the Board that she knows no reason of which the Board might otherwise be unaware as to why she should not be considered independent.

Mr M. Rapp Mr Rapp has served on the Board for nineteen years. Mr Rapp has attained the age of 70, the company's normal retirement date for non-executive Directors. The Board has asked Mr Rapp to remain in office beyond the 2006 Annual General Meeting. However, Mr Rapp stepped down from the Audit, Remuneration and Nomination and Review Committees on 31 December 2005. The Board considers that Mr Rapp is fully independent and is free from any business or other relationship which could materially interfere with the exercise of his independent judgement, notwithstanding his length of service. Mr Rapp has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

Mr R. Rowley Mr Rowley was appointed to the Board in 2004. Mr Rowley is regarded by the Board as independent, and he has confirmed in writing to the Board that he knows no reason of which the Board might otherwise be unaware as to why he should not be considered independent.

In addition, it should be noted that, prior to his appointment as Chairman on 1 July 2005, **Sir Robert Finch** was an independent non executive Director of Liberty International PLC from 7 February 2005 to 30 June 2005. Sir Robert was until 30 June 2005 a partner of Linklaters, a firm which advises Liberty International, although Sir Robert has not been involved with the affairs of Liberty International in the five years prior to his appointment. He continues to represent Linklaters in a very limited capacity including a major development scheme in the City of London and Linklaters' Middle Eastern operations. The Board is confident that the relationship with Linklaters does not interfere with the exercise of his independent judgement.

Internal control

It is the Board's responsibility to oversee the group's system of internal control and to keep its effectiveness under review. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only a reasonable, rather than absolute, assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the significant risks of the group and this has been in place throughout the year ended 31 December 2005 and up to the date of approval of the Annual Report and Accounts. It is regularly reviewed by the Board and it complies with the 1999 Turnbull Committee's internal control guidance for Directors.

Liberty International PLC has an internal audit function. The internal auditor reports to the Audit Committee and, in addition, has regular meetings with the Chairman of that Committee.

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both the internal audit and compliance functions, which may include recommendations for improvement.

The internal audit function carries out an annual review of internal controls, which includes a group-wide certification that effective internal controls are in place and are being operated effectively. The internal auditor carries out a programme of verification of the certification and reports his findings to the Audit Committee.

Internal financial reporting

Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information The group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparisons against budget. The Board reviews these for the group as a whole and takes action when appropriate.

Major investments All major investments of the group, whether in the ordinary course of business or of an exceptional nature, are reviewed by at least one Committee of the Board and by the Board itself before being authorised and implemented.

Group treasury The group has a centralised treasury function which reports to the Board on a regular basis. The reports provide details of counterparties, interest rate and foreign exchange risks and derivatives. Additional information on this subject is given in note 20 on pages 47 to 48.

Operating unit financial controls Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed by the Board and by regular internal audit visits.

The Board has conducted a review of the effectiveness, on the basis of criteria set out in the Turnbull Committee's Guidance for Directors – "Internal Control and Financial Reporting" issued in 1999, of systems of internal financial control for the year ended 31 December 2005 and has taken into account material developments which have taken place since the year end.

Non-Compliance with Code

Liberty International PLC did not comply with the following two Code provisions for all or part of the year ended 31 December 2005:

B.2.1. The Code provides that the Board should establish a Remuneration Committee of at least three members, all of whom should be independent non-executive Directors. The composition of the Remuneration Committee is set out above and includes four non-executive Directors. Sir Donald Gordon was, until his retirement from the Board on 30 June 2005, a member of the Committee. Sir Donald did not meet the Code's test of independence and therefore Liberty International did not comply with this Code provision for the first half of the year in this respect. The Board believed that Sir Donald Gordon made a considerable contribution to the Remuneration Committee's deliberations, particularly as he was more familiar with the day-to-day performance of the Executive Directors and Senior Executives than were the non-executive members of the Committee. Sir Donald was not involved in matters concerning his own remuneration.

C.3.1. The Code recommends that the Audit Committee comprises independent non-executive Directors. Sir Robert Finch was appointed to the Committee when he joined the Group as a non-executive Director on 7 February 2005. Upon his appointment as Chairman on 1 July 2005, he remained a member of the Audit Committee, at the request of the Committee, and as there was no obvious replacement for Sir Robert on the Audit Committee. However, this matter remains under review and will be taken into account if in the future additional non-executive director appointments are considered by the Board.

In addition, Mr Rapp was, during the year under review, a member of the Remuneration, Audit and Nomination and Review Committees. The Board considers Mr Rapp to be fully independent, notwithstanding his length of service, as explained above. However, Mr Rapp, having attained the age of 70, has stepped down from those Committees with effect from 31 December 2005.

D.P.H. Burgess
Senior Independent Director on behalf of the Board
15 February 2006

Directors' remuneration report

This report is produced in accordance with Schedule 7A to the Companies Act 1985 introduced by the Directors' Remuneration Report Regulations 2002 and contains both auditable and non-auditable information. The information subject to audit is set out in table 2 and table 3 on pages 72 and 73 respectively.

The Remuneration Committee's principal responsibility is to determine remuneration for the group's Executive Directors and senior executives. The Committee is constituted under terms of reference laid down by the Board designed to enable the company to comply with the requirements relating to remuneration policy contained in "The Combined Code on Corporate Governance" ("the Code"). The Code is issued by the Financial Reporting Council.

The members of the Remuneration Committee are Mr Buchanan (Chairman), Mr Burgess, Mr Henderson and Mrs James. Mr Henderson was appointed to the Committee on 7 February 2005. Sir Donald Gordon, the former Chairman of Liberty International, was a member of the Committee until his retirement on 30 June 2005. Mr Rapp was a member of the Committee until 31 December 2005.

Remuneration policy for Executive Directors

The company's remuneration policy aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages. These packages are linked to both individual and business performance. In determining policy, the Remuneration Committee has given full consideration to the best practice provisions of the Code. The Remuneration Committee has complied with the principles and provisions of the Code in developing remuneration policies which provide the benefits referred to below. These policies directly align the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders. There is no formal requirement for Directors to hold shares in the company. However there is an expectation that Directors will want to own shares. Indeed all Directors, both executive and non-executive, do own shares in the company.

The policy and the components of the remuneration package as described below were applied during the year under review. It is the present intention that the remuneration policy will continue to apply during 2006 and thereafter unless circumstances dictate change. The components of the remuneration package are:

(i) Basic annual salary and benefits

Salaries of Executive Directors and other staff salaries are reviewed annually in the light of competitive market practice, including reference to comparable data of other companies in the FTSE100 and the real estate sector. The main elements of the basic benefits are pension benefits, private health care and the provision of company cars or cash alternative.

(ii) Incentive performance-related benefits

Performance-related components include the annual review of salaries in the light of individual and corporate performance and annual bonus arrangements. The current policy is to place emphasis on the performance-related components of each Director's remuneration, whilst ensuring that the base salary remains competitive. The company's policy is that a significant proportion, approximately 50 per cent, of the Executive Directors' total remuneration should be performance-related.

At its discretion the company awards annual bonuses to selected individuals including Executive Directors and other staff. Part of the bonus is awarded in the form of shares in the company, conditional on the individuals concerned remaining in employment for specified periods. The conditional awards comprise "Restricted" shares and "Additional" shares. Additional shares awarded are equal to 50 per cent of the Restricted shares. The Restricted and Additional shares are released two and four years respectively after the date of the award.

The company has in recent years operated and provided funds for an Employee Share Ownership Plan ("ESOP") which utilises the funds to purchase shares required under the annual bonus scheme.

At the start of the year, the Committee considered the findings of a review carried out by Hewitt Associates who were appointed in 2004 to consider the group's incentive plans. The Committee has decided to extend the existing annual bonus arrangements by way of making additional awards to a small number of key executives subject to the achievement of corporate results and objectives which will be set by the Remuneration Committee. It is expected that such additional awards will be made by way of allocation of Restricted and Additional shares, with a view to ensuring that the group remains competitive and has in place effective reward and retention plans.

No option grants were made in 2005. No option grants are proposed to be made in 2006 and the group's share option scheme has been suspended for the time being. The Committee will continue to monitor developments in long-term incentive plans over the next 12 months.

The company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company. Also, as part of the SIP arrangements, the company offers eligible employees the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by Inland Revenue regulations.

The aggregate cost of annual bonuses which may be provided under the group's annual bonus scheme, excluding employer's National Insurance costs, is not expected to exceed 40 per cent of the aggregate base salaries of all eligible employees. The total level of any annual bonus is determined by the Remuneration Committee. This sum is dependent upon the achievement in the prior year of corporate results and objectives against predetermined budgets and targets. Such targets include the total return on shareholders' funds, asset performance compared with the IPD monthly index and profits for the year compared with budget and prior years. Details of the Executive Directors' individual bonus awards in cash and shares under the annual bonus scheme for the year ended 31 December 2005 and previous years are set out on pages 72 to 73 and in note 37.

(iii) Pensions

Executive Directors and staff who joined the company prior to April 1997 continue to participate in the group's defined benefit pension scheme. This scheme provides a pension of up to two-thirds of salary on retirement, dependent on length of service and Inland Revenue approved limits. Pension benefits for Executive Directors are based on basic salary.

Executive Directors and staff who joined or join the company after April 1997 are eligible to receive defined contribution pension benefits.

Individuals affected by the Government's new "single lifetime limit" which will apply from April 2006 will receive an annual sum, in lieu of any contribution by the company to their pension arrangements. This sum will not exceed the amount of the company's normal pension contribution on their behalf and will be capped at 24.5 per cent of salary. PAYE and NI will be deducted. The cost to the company will be no higher than the present cost of pension contributions and associated life assurance premiums.

Details of the pension benefits provided to Executive Directors for the year ended 31 December 2005 are set out on page 73.

(iv) Service contracts

The company's policy is to provide contracts terminable on 12 months' notice or less on either side. Executive Directors have rolling service contracts which are terminable on 12 months' notice on either side. None of the existing service contracts makes any provision for termination payments, other than for payment in lieu of notice. No termination payments were made during the year to any former Directors.

Table 1

The following service contracts in respect of Executive Directors who were in office during 2005 are rolling service contracts and therefore do not have an end date.

	Date of commencement of contract	Notice period
J.G. Abel (retired 30.9.05)	15 March 1994*	12 months
R.M. Cable	11 April 2000*	12 months
K.E. Chaldecott	6 April 2000*	12 months
D.A. Fischel	24 June 1999	12 months
J.I. Saggers	1 November 2000†	12 months
A.C. Smith	24 June 1999	12 months

*Contract with Capital Shopping Centres PLC.
†Contract with Capital & Counties Limited.

Directors' remuneration report continued

Remuneration policy for non-executive Directors
All non-executive Directors have been appointed on fixed terms of three years, subject to renewal thereafter. Non-executive Directors each received a fee of £25,000 per annum in 2005. Non-executive Directors who are members of the Audit Committee received an additional £5,000 per annum and members of the Remuneration Committee received an additional £5,000 per annum. The Chairman of the Audit Committee received £10,000 per annum and the Chairman of the Remuneration Committee received £7,500 per annum. Non-executive Directors who were members of the Chairman's Committee, prior to the dissolution of the Chairman's Committee at the end of December 2005, received an additional £15,000 per annum. Non-executive Directors received no benefits from their office other than fees and are not eligible to participate in group pension arrangements.

Mr D.P.H. Burgess's fees, totalling £55,000, were paid to a third party. Mr M. Rapp's fees, totalling £80,000, were paid to a third party.

The basic non-executive Directors' fee increased on 1 January 2006 from £25,000 per annum to £40,000 per annum.

Performance graph
The following graph shows the Total Shareholder Return ("TSR") for Liberty International over the five-year period ended 31 December 2005, compared with our closest comparator group for this purpose, the FTSE Real Estate Index. TSR is defined as share price growth plus reinvested dividends. For additional information, a graph showing the TSR for Liberty International compared with the FTSE100 is provided. Liberty International became a constituent of the FTSE100 index on 23 December 2002.

Total Shareholder Return (TSR) for period 1 January 2001 to 31 December 2005


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Total Shareholder Return (TSR) for period 1 January 2001 to 31 December 2005


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Directors' remuneration report continued

Directors' emoluments – Table 2

Name	Salary and service contract remuneration £	Benefits in kind (including car allowance) £	Annual cash bonus £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	Aggregate emoluments* 2005 £	Aggregate emoluments* 2004 £
Chairman								
Sir Robert Finch (Director from 07/02/2005, Chairman from 01/07/2005)	170,000	10,339		17,769			198,108	
Sir Donald Gordon (retired 30/06/2005)	212,037	13,918		42,500		25,000	293,455	574,798
Executive								
D.A. Fischel	401,675	16,061	40,510				458,246	633,716
K.E. Chaldecott (from 07/02/2005)	179,500	8,001	18,900				206,401	
R.M. Cable (from 07/02/2005)	168,375	14,169	17,100				199,644	
J.I. Saggers	232,500	11,772	120,000				364,272	287,117
A.C. Smith	229,755	16,061	23,252				269,068	333,008
P.C. Badcock (retired 31/03/04)								47,637
Non-executive								
J.G. Abel (retired as executive Director 30/09/2005)	186,475	11,893		6,250	12,500		217,118	324,363
R.A.M. Baillie (retired 31/03/04)								11,875
D. Bramson				25,000	20,000		45,000	40,000
R.W.T. Buchanan				25,000	27,500		52,500	46,875
D.P.H. Burgess				25,000	30,000		55,000	50,000
G.J. Gordon				25,000	11,538		36,538	24,583
I.J. Henderson (from 07/02/2005)				22,372	22,372		44,744	
L. James				25,000	11,538		36,538	14,840
D.R. Leslie (retired 31/03/04)								6,250
M. Rapp				25,000	25,000	30,000	80,000	75,000
R. Rowley				25,000	15,000		40,000	14,506
Total	**1,780,317**	**102,214**	**219,762**	**263,891**	**175,448**	**55,000**	**2,596,632**	**2,484,568**

* Aggregate emoluments exclude share bonuses and pensions, which are detailed below.

During the year a total of £175,000 was paid to Sir Donald Gordon in connection with his Life Presidency and consultancy arrangements. A total of £120,437 was paid to Mr P.C. Badcock in connection with consultancy arrangements. During the year a total of £10,000 was paid to Mr R.A.M. Baillie, a former non-executive Director, in connection with consultancy arrangements.

Benefits provided for the Chairman and Executive Directors relate primarily to the provision of a car or car allowance and medical insurance.

Full details relating to the holding and exercise of share options by Directors and the performance conditions relating to the options are set out in notes 37 and 38 to the accounts, which are subject to audit.

Bonuses for Executive Directors were determined on 9 February 2006 (under the annual bonus scheme for the year ended 31 December 2005). Part of the bonus entitlement will be taken in cash, part will be awarded in the form of shares under the SIP, and a further part as a conditional award of shares in the company. The SIP shares are held in trust for a period of five years to qualify for tax advantages. The conditional awards comprise "Restricted" shares and "Additional" shares. "Additional" shares are equal to 50 per cent of the Restricted shares. The Restricted and Additional shares will be released respectively two and four years after the date of the award, provided the Director has remained in service.

The bonus share awards to the Executive Directors were as follows:

Name	SIP*	Restricted*	Additional*
D.A. Fischel	285	19,297	9,649
J.I. Saggers	–	–	–
A.C. Smith	285	8,858	4,429
K.E. Chaldecott	285	6,000	3,000
R.M. Cable	285	5,429	2,714

*The numbers of shares shown above are indicative only. The precise number of shares awarded will depend on the market price of ordinary shares on the relevant day preceding the awards and may differ from the estimated number.

The interests of Directors in previous conditional awards of ordinary shares under the annual bonus scheme are detailed in note 37 on pages 55 to 58.

Directors' remuneration report continued

Directors' pensions – Table 3

Two disclosures on transfer values are required; one is defined by the Director's Remuneration Report Regulations 2002, which introduced Schedule 7A into the Companies Act 1985 – see (a) below. The other is defined by UKLA Listing Rules, derived from the Companies Act 1985 – see (b) below.

The Companies Act Schedule 7A disclosure shows the difference between the transfer valuation of each Director's total pension benefit both at the start and at the end of the year. The valuation takes into account, at each such date, the Director's age; certain economic factors and financial market conditions; the basis of calculation applied at that date; and any increase in pension. In some years, the effect of the change in factors used in the calculation can outweigh the actual increase in pension. By contrast, the Listing Rules disclosure is based on the actual increase in pension benefit in the year and states the transfer value of the increase using actuarial factors as at the year end.

Five Directors were members of a defined benefit arrangement, benefits earned being as follows:

(a) Disclosures as required by Schedule 7A of the Companies Act 1985

Name	Total pension accrued at 31 December 2005* £ p.a.	Increase in accrued pension over the year (including inflation) £ p.a.	Transfer value of benefits 1 January 2005 £	Transfer value of benefits 31 December 2005 £	Increase in transfer value over year £	Increase in transfer value over year, less Director contributions† 2005 £	Increase in transfer value over year, less Director contributions† 2004 £
J.G. Abel (retired 30/09/2005)	151,356	8,562	2,632,412	2,792,342	159,930	159,930	339,285
K.E. Chaldecott	56,070	8,683	400,496	572,534	172,038	162,288	111,055
R.M. Cable	34,403	5,910	280,471	399,432	118,961	109,680	98,342
D.A. Fischel	142,826	12,459	1,360,452	1,749,741	389,289	369,205	311,949
J.I. Saggers	146,900	10,289	2,318,600	2,782,834	464,234	452,609	325,126
A.C. Smith	72,954	8,299	628,946	837,537	208,591	197,103	158,292
Total	**604,509**	**54,202**	**7,621,377**	**9,134,420**	**1,513,043**	**1,450,815**	**1,344,049**

*The pension entitlement shown is that which would be paid annually based on service to the end of the year.
†The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less the Director's contributions.

(b) Additional disclosure required under the Listing Rules of the UK Listing Authority

Name	Increase in accrued pension over the year (excluding inflation) £ p.a.	Transfer value of increase (less Director contributions) £
J.G. Abel (retired 30/09/2005)	4,135	79,363
D.A. Fischel	8,418	82,678
J.I. Saggers	6,054	101,864
A.C. Smith	6,295	60,696
K.E. Chaldecott	7,214	64,141
R.M. Cable	5,027	49,139
Total	**37,143**	**437,881**

Directors who are members of the Retirement Benefit Scheme have the option to pay additional voluntary contributions. No contributions were made in the year.

R.W.T. Buchanan
Chairman of the Remuneration Committee, on behalf of the Board
15 February 2006

Corporate social responsibility

Introduction
2005 was the concluding year of Liberty International's initial three year programme of formalising within our business and decision making processes a comprehensive social, environmental and ethical culture, for the benefit of our shareholders, employees and other stakeholders.

Our commitment to sound CSR principles continues to be recognised by FTSE4Good, the JSE Limited Social Responsibility Index and the UK Fund Manager, Morley, which has maintained the company as a recommended investment for its Sustainable Future Funds. Business in the Community has placed the company in the top 100 UK companies benchmarked across a broad range of CSR impacts.

Governance
A new Board appointed CSR Committee has been formed chaired by Sir Robert Finch and including Chief Executive, David Fischel, three non-executives, Patrick Burgess, Ian Henderson and Lesley James and CSC director Peter Badcock. The CSR Committee will be responsible for the group's CSR policy, the culture of CSR across the group and new CSR initiatives, and will monitor action and progress through the CSR Management Committee comprising senior executives representing all sectors of the group's business.

In 2005 the company has complied with all applicable legislation, and has been subject to no sanctions or fines for environmental, health and safety or other infringements.

Land management
100 per cent of our development programme is on brownfield land. We continue to focus on the regeneration of existing town and city sites utilising redundant land. CSC develops retail-led mixed-use schemes, which include housing and leisure facilities as appropriate to respond to the local requirements. We continue to consult widely and comprehensively as part of these development plans to ensure that we select the best options to achieve financially viable and successful regeneration for the benefit of local communities.

Community involvement
Each year, our UK shopping centres welcome around 210 million shoppers, demonstrating the key role that these assets play in lifestyles in the UK. Our shopping centres are a major focal point within their respective communities and we work to foster a strong bond between the two. As well as detailed consultation at the development stages of a project and a programme of ongoing shopper research, our centre management teams maintain close relationships with their local stakeholders and some 3,600 hours were devoted to work in the community in 2005, covering a wide range of local activities including working with schools and community groups. Our focus has been on supporting education and youth projects and we are currently working with a number of charities in the areas where our shopping centres are located. The UK shopping centres provided the equivalent of £500,000 in community support, including sponsorship of local causes, support for Town Centre management and provision of free mall space and services. In addition, charitable donations of £143,000 were made by Liberty International in the UK.

Environment and life cycle assessment
We have always been committed to a responsible and forward-looking approach to environmental issues and this has been reflected in the company's continuing success in the UK property industry. Our approach is embodied in our Environmental Policy, which, together with the associated Environmental Guide, is used in our discussions with our stakeholders and, in particular, with our contractors and suppliers. The Environmental Guide, which addresses inter-alia the specification of sustainable materials and provides an operational check list for our team, has been formally incorporated in our project approval process to ensure that best practice is considered at the design stage of new projects. We aim to meet "very good" BREEAM ratings in the design of our buildings.

Our suppliers range from those providing goods and services to our existing property portfolio and management offices to those supplying materials, goods and services provided for development projects. Where possible, we use suppliers local to our operations. After detailed consultations we have introduced a Supply Chain Policy which will govern the relationships with our suppliers.

We continue to work on our programme of reviewing our properties to identify opportunities to improve energy efficiency through proactive management. Although our ability to reduce energy consumption is very much dependent upon external climatic factors, we have nevertheless achieved a further reduction in energy use. Energy consumption in the UK shopping centres was 101 million kWh (38,691 tonnes of CO_2) during 2005 compared with 104 kWh (39,377 tonnes of CO_2) in 2004. We continue to work with the Carbon Trust to identify areas of potential energy savings and efficiency options.

For 2005, out of 15,800 tonnes of waste handled at our shopping centres, we segregated and recycled 29 per cent against a group target of 34 per cent. New initiatives in this area should enable us to achieve a target of 40 per cent in 2006.

A lack of suitably located Incineration For Energy plants for dealing with residual waste resulted in the proportion consigned to landfill in 2005 increasing to 51 per cent.

We continue to work to encourage the use of public transport and are working with local transport operators and local authorities to introduce Travel Plans at all our centres by 2007.

Health, Safety & Employment
Our employees are central to the success of our business and the delivery of a high quality service for our shoppers and occupiers. We have a comprehensive set of policies that embody our approach to our employees and establish the framework for the high standards of behaviour and values that we expect. Our overarching policy, "Business Code of Practice", sets out our approach to ethics; "The Importance of People" brings together our key objectives for our employees and how we implement them and our human resources policies deal with specific employment issues.

The overall retention rate of our employees remains high at 81 per cent (86 per cent of management). Our female employees represent 41 per cent of all employees (34 per cent of management).

We place paramount importance on Health & Safety for our employees, occupiers and shoppers and are committed to delivering high standards across our operations. In the context of an estimated 210 million customer visits in 2005 to our UK shopping centres and other properties, there were 19 reportable accidents, and 6 reportable accidents among our 862 employees (2004 - 39 and 4). In 2005, we provided 1,099 training days to staff, including Health & Safety issues.

Our properties are believed to be Disability Discrimination Act compliant and following the completion of an asbestos audit across the portfolio appropriate management procedures are in place.

2005 CSR Report
We have published a separate Corporate Social Responsibility Report which has been independently verified. In compiling the Report we have informally applied best practice guidance, including that from the Global Reporting Initiative (GRI). It contains more information on our Corporate Social Responsibility Programme, including KPIs, our management of CSR in 2005 and details of our plans for the three years 2006–2008.

Copies of the report can be obtained from the Company Secretary and it is available on www.liberty-international.co.uk. Copies of all corporate policies are also available on the website.

Five year record 2001–2005

Balance sheet

	UK GAAP				IFRS	
	Restated 2001* £m	2002 £m	Restated 2003† £m	2004 £m	2004 £m	**2005 £m**
Investment and development properties						
UK shopping centres	3,216.9	3,522.3	3,760.3	4,362.9	4,349.0	**5,839.0**
Other	838.1	874.0	864.9	950.0	948.6	**1,098.8**
	4,055.0	4,396.3	4,625.2	5,312.9	5,297.6	**6,937.8**
Other assets less current liabilities	139.5	257.2	366.3	381.2	451.6	**(66.1)**
Total assets less current liabilities	4,194.5	4,653.5	4,991.5	5,694.1	5,749.2	**6,871.7**
Long-term debt	(1,716.9)	(1,831.0)	(1,814.4)	(2,118.8)	(2,268.0)	**(2,970.2)**
Convertible bonds	(70.4)	(64.0)	(233.9)	(235.4)	(220.9)	**(105.4)**
Provisions for liabilities and charges	(65.3)	(75.0)	(83.8)	(95.9)	(726.1)	**(863.0)**
Total shareholders' funds including minority interests	2,341.9	2,683.5	2,859.4	3,244.0	2,534.2	**2,933.1**

Profit and loss account

	Restated 2001 £m	2002 £m	2003 £m	2004 £m	2004 £m	**2005 £m**
UK shopping centres	146.5	161.2	175.9	181.2	187.4	**235.6**
Other commercial properties	57.4	59.1	61.4	64.0	68.9	**64.5**
Gains on revaluations and sale of investment properties	–	–	–	–	357.3	**565.5**
Property trading	6.3	5.1	4.5	9.9	6.2	**11.6**
Other	9.1	7.2	10.8	8.9	8.9	**2.6**
Administrative expenses	(19.9)	(20.5)	(24.8)	(26.5)	(27.2)	**(29.2)**
Group operating profit	199.4	212.1	227.8	237.5	601.5	**850.6**
Share of operating profit of joint ventures	–	3.8	8.1	7.7	–	**–**
Net interest payable	(119.9)	(129.3)	(131.7)	(129.5)	(137.2)	**(164.2)**
Profit before taxation and exceptional items	79.5	86.6	104.2	115.7	464.3	**686.4**
Exceptional items	11.4	17.2	5.8	42.6	32.2	**(13.7)**
Change in fair value of derivative financial instruments	–	–	–	–	(41.4)	**(145.8)**
Profit on ordinary activities before taxation	90.9	103.8	110.0	158.3	455.1	**526.9**
Profit for the financial year attributable to shareholders after taxation and minority interests	70.8	81.0	80.6	124.6	332.1	**366.3**
Ordinary dividends	(62.3)	(69.6)	(77.7)	(84.0)	(81.1)	**(86.3)**
Transfers to retained profit	8.5	11.4	2.9	40.6	251.0	**280.0**

Per share information

	Restated 2001	2002	Restated 2003	2004	2004	**2005**
Earnings per share before exceptional items (adjusted)**	24.49p	25.58p	27.45p	29.02p	27.1p	**29.8p**
Earnings per share (basic) (includes exceptional items)	25.89p	28.54p	26.25p	39.32p	104.8p	**114.8p**
Net assets per share (diluted, adjusted)***	827p	862p	906p	1017p	1025p	**1188p**
Ordinary shares in issue	284.2m	312.6m	316.6m	317.3m	317.3m	**335.4m**
Ordinary shares in issue (diluted)	298.7m	325.9m	351.7m	352.1m	352.1m	**352.0m**

* Restated for the effect of FRS 19, deferred tax.
** Adjusted for valuation and exceptional items and their tax effect.
*** Adjusted for deferred tax in respect of revaluation surpluses and capital allowances, fair value movements on interest rate hedges, net of tax, and valuation surpluses on trading properties.
† Restated for the effect of UITF 38, Accounting for ESOP Trusts.

Shareholder information

Registrars

All enquiries concerning shares or shareholdings, including notification of change of address, queries regarding loss of a share certificate and dividend payments should be addressed to:

For shareholders registered in the UK:
Capita Registrars
The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone 0870 162 3100 (within UK)
+44 20 8639 2157 (outside UK)
Facsimile 020 8639 2342
Email: ssd@capitaregistrars.com
For UK shareholders with hearing difficulties:
telephone 0800 500 888
www.capitaregistrars.com

For shareholders registered in South Africa:
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg 2001
South Africa
Postal address:
PO Box 61051
Marshalltown 2107, South Africa
Telephone +27 11 370 5000
Facsimile +27 11 688 5216
Email:cotto@registrars.co.za
www.computershare.com

For shareholders holding American Depositary Receipts:
The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
Freephone number within USA:
1-888-BNY-ADRS (1-888-269-2377)
Telephone number outside USA:
+1-610-382-7836
Email shareowners@bankofny.com
http://www.stockbny.com

Payment of dividends

Shareholders who wish to have their dividends paid directly into a bank or building society account should complete a mandate form available from the appropriate registrars.

Share price information

The latest information on the Liberty International PLC share price is available on the website www.liberty-international.co.uk

Web-based enquiry service for shareholders

Found at www.capitaregistrars.com, shareholders registered in the UK can use this service to obtain details of their shareholdings and dividends. The shareholder's surname, Investor Code (found on any correspondence from registrars) and postcode are required to use this service. Shareholders may also use this service to amend or change their address and dividend mandate details.

Share dealing

Existing UK shareholders may trade Liberty International PLC shares through Capita Share Dealing Services who provide an easy to use, real-time online, telephone and postal dealing service.
www.capitadeal.com telephone: 0870 458 4577

Electronic communication

UK shareholders may register to receive communications electronically by logging on to the website of the UK Registrars (www.capitaregistrars.com) and following the instructions given to register an email address. Once registered, shareholders are sent a "Notice of Availability" email highlighting that the Annual Report, Interim Report or Notice is available for viewing on the website.

Dividends

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 15.25p (2004 – 14.1p) to bring the total ordinary dividend per share for the year to 28.25p (2004 – 26.5p).

The following are the salient dates for the payment of the final dividend:

Monday, 3 April 2006
Sterling/Rand exchange rate struck.

Thursday, 13 April 2006
Ordinary shares listed ex-dividend on the JSE, Johannesburg.

Wednesday, 19 April 2006
Ordinary shares listed ex-dividend on the London Stock Exchange.

Friday, 21 April 2006
Record date for final dividend in London and Johannesburg.

Tuesday, 9 May 2006
Dividend payment day for shareholders.
(Note: Payment to ADR holders will be made on 23 May 2006.)

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 12 April 2006 and that no dematerialisation or rematerialisation of shares will be possible from 13 April to 21 April 2006 inclusive.

No transfers between the UK and South African registers may take place from 1 April to 23 April 2006 inclusive.

Management structure and advisers

Liberty International PLC

Sir Donald Gordon, President for Life

Chairman and Executive Directors
Sir Robert Finch, Chairman
David Fischel, Chief Executive
Aidan Smith, Finance Director
Richard Cable
Kay Chaldecott
John Saggers

Non-executive Directors
John Abel
David Bramson
Robin Buchanan
Patrick Burgess
Graeme Gordon (Alternate - Richard Gordon)
Ian Henderson
Lesley James
Michael Rapp
Rob Rowley

Company Secretary
Susan Folger

General Corporate Counsel
Hugh Ford

Registered Office
40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1333

Registered Number
3685527

Website
www.liberty-international.co.uk

Property Companies

Capital Shopping Centres

Kay Chaldecott, Managing Director
Peter Badcock, Director
Peter Barton, Executive Director
Richard Cable, Development Director
Martin Ellis, Executive Director
Caroline Kirby, Executive Director

40 Broadway, London SW1H 0BU
Telephone 020 7887 4220
Facsimile 020 7887 4225
www.capital-shopping-centres.co.uk

Group Managers

Property Management
Martin Breeden
Kate Grant
Sally Ann Petrie
Philip Wardle
Centre Management
David Greenhalgh
Development
Rosemary Coles
Robert Danks
Jane McFarland
Gavin Mitchell

General Managers

Braehead, Renfrew, Glasgow
www.braehead.co.uk
Peter Beagley 0141 885 1441

Chapelfield, Norwich
www.chapelfield.co.uk
Steve Bunce 01603 753340

The Chimes, Uxbridge
www.thechimes.uk.com
Tony Dunn 01895 819400

Eldon Square, Newcastle upon Tyne
www.eldon-square.co.uk
Tim Lamb 0191 261 1891

The Glades, Bromley
www.theglades.uk.com
020 8313 9292

The Harlequin, Watford
www.theharlequin.uk.com
Michael Stevens 01923 250292

Lakeside, Thurrock
www.lakeside.uk.com
Steve Chandler 01708 869933

The Mall at Cribbs Causeway, Bristol
www.mallcribbs.com
Jonathan Edwards 0117 915 5555

Manchester Arndale
www.manchesterarndale.com
Glen Barkworth 0161 833 9851

MetroCentre, Gateshead
www.metrocentre.uk.com
Barry Turnbull 0191 493 0200

The Potteries, Stoke-on-Trent
www.potteries.uk.com
Paul Lancaster 01782 289822

The Victoria Centre, Nottingham
www.victoriacentre.uk.com
Keith Campbell 0115 912 1111

Capital & Counties

John Saggers, Managing Director
Bill Black, Executive Director
Gary Marcuccilli, Executive Director

40 Broadway, London SW1H 0BU
Telephone 020 7887 7000
Facsimile 020 7887 0000
www.capitalandcounties.com

Group Managers

Property: Andrew Hicks
Property: Caroline Vincent
Projects: Rob Mathieson

Capital & Counties U.S.A. Inc.

Turner Newton, President
100 The Embarcadero, Suite 200
San Francisco, California, CA 94105 USA
Telephone 001 415 421 5100
Facsimile 001 415 421 6021

Group Treasury and Accounting

Mark Kildea, Treasurer
Kate Bowyer, Group Financial Controller
Simon Atchley, Chief Accountant

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

Solicitors

Linklaters

Details of Capital & Counties investment properties

Central London offices and retail

King's Reach, SE1
251,000 sq. ft. office
24,000 sq. ft. retail

190 Strand, WC2
165,000 sq. ft. offices and 7,000 sq. ft. retail

Hammersmith, W6 Commonwealth House
110,000 sq. ft. offices

26/40 and 201/207 Kensington High Street, W8
106,000 sq. ft. retail and leisure
31,000 sq. ft. offices

Regent Street, W1; Victory House, Carrington House, Walmar House and Kendal House
70,000 sq. ft. offices
41,000 sq. ft. retail

Piccadilly, W1; Foxglove House, Dudley House, Egyptian House, Empire House and Piccadilly Arcade
64,000 sq. ft. offices
39,000 sq. ft. retail

24/25 Britton Street, EC1
50,000 sq. ft. offices

Long Acre, WC2 Floral Place
39,000 sq. ft. offices
19,000 sq. ft. retail

12/14 New Fetter Lane, EC4
26,000 sq. ft. offices

26/29 Sloane Street, SW1
10,000 sq. ft. retail

Hans Court, SW3
8,000 sq. ft. retail

Business space outside London

Cambridge; Capital Park
160,000 sq. ft. and 67,000 sq. ft. to be developed.

Slough; St Martin's Place and Capital Point, Bath Road
107,000 sq. ft. offices in two buildings

Basingstoke; The Crescent
102,000 sq. ft. offices

Portsmouth; One Port Way, Port Solent
59,000 sq. ft. offices

Cheshunt; Turnford Place
59,000 sq. ft. offices

Uxbridge; Capital Court
55,000 sq. ft. offices
3,000 sq. ft. retail

Hayes; Capital Place, Bath Road
51,000 sq. ft. offices

Birmingham; Somerset House
45,000 sq. ft. offices and 4,000 sq. ft. retail

Cambridge; Lockton House
28,000 sq. ft. offices

Retail outside London

Manchester; Market Street
513,000 sq. ft. department store

Liverpool; Renshaw Street
510,000 sq. ft. department store

Leeds; Headrow
297,000 sq. ft. retail
39,000 sq. ft. offices

Stafford; Queens Retail Park
162,000 sq. ft. retail

Rochester; Medway Valley Park
155,000 sq. ft. leisure

Braintree; Retail Park
89,000 sq. ft. retail

Canterbury; Riverside Retail Park
39,000 sq. ft. retail

United States (California)

Daly City; Serramonte Center
845,000 sq. ft. shopping centre

Concord; The Willows Shopping Center
235,000 sq. ft. lifestyle shopping centre anchored by category dominant retailers

Los Angeles; 800 West Sixth Street
213,000 sq. ft. offices (50 per cent interest)

Sacramento; The Senator
171,000 sq. ft. offices

Walnut Creek; Plaza Escuela
154,000 sq. ft. retail

San Francisco; 222 Sutter Street
84,000 sq. ft. office
43,000 sq. ft. retail

Davis; The Marketplace
113,000 sq. ft. community shopping centre

Danville; Danville Medical Office Complex
75,000 sq. ft. offices

Sacramento; Park Plaza
72,000 sq. ft. offices

San Francisco; Parnassus Heights Medical Center
69,000 sq. ft. offices (50 per cent interest)

San Francisco; Stacey's Bookstore
27,000 sq. ft. retail

Details of CSC Regional Shopping Centres

	Sq. ft. (Sq. m.)	Number of shops	Anchor stores	Transport links	Car parking spaces	% owned
Out-of-town						
1 Lakeside *(Thurrock)*	1.4 million (130,339)	283	Marks & Spencer, House of Fraser, Debenhams	Rail and bus station, coach park, taxi rank	13,000	100
2 MetroCentre *(Gateshead)*	1.81 million (168,892)	330	Marks & Spencer, House of Fraser, Debenhams, Bhs	Rail station, transport interchange, coach park	9,250	90
3 Braehead *(Renfrew, Glasgow)*	1.06 million (98,474)	110+10 in retail park	Marks & Spencer, Sainsbury's, Bhs, Gap	Bus station, coach park, taxi rank, ferry link	6,500	100
4 Cribbs Causeway *(Bristol)**	995,000 (92,436)	135+10 in retail park	John Lewis, Marks & Spencer, WH Smith, Boots	Bus station, coach park, taxi rank	7,000	66 (Joint)
In-town						
5 Manchester Arndale*	1,050,000 (97,545) (1.4 million (130,060) on completion) New Cathedral Street 200,000 (18,580)	135+9 in New Cathedral Street	Next, Bhs, WH Smith, Boots	Bus stops, tram, taxi rank		95 (Joint)
6 Victoria Centre *(Nottingham)*	981,000 (91,135)	116	John Lewis, House of Fraser, Next, Boots	Integrated bus station	2,750	100
7 Eldon Square *(Newcastle upon Tyne)*	961,000 (89,277)	150	John Lewis, Fenwick, Boots, Argos Superstore	Bus and Metro stations, taxi ranks	1,800	60
8 The Harlequin *(Watford)*	726,000 (67,445)	148	John Lewis, Zara, Marks & Spencer, Virgin Megastore	Bus stops, railway station and taxi rank	2,050	93
9 The Potteries *(Stoke-on-Trent)*	563,000 (52,303)	88	Debenhams, Next, Gap	Bus stops, coach park, taxi rank	1,240	100
10 Chapelfield *(Norwich)**	530,000 (49,237)	97	House of Fraser, Zara, Borders, H&M, Boots	Bus stops	1,000	100
11 The Chimes *(Uxbridge)*	440,000 (40,876)	81	Debenhams, Bhs, Boots, Next	Bus and underground stations	1,600	100
12 The Glades *(Bromley)*	421,000 (39,111)	126	Marks & Spencer, Boots, Debenhams, Virgin Megastore	Bus stops, two railway stations and taxi rank	1,530	63
Developments						
13 St David's 2 *(Cardiff)* *Estimated opening 2009*	967,500 (89,881)	128	John Lewis	–	3,000	50
14 Westgate *(Oxford)* *Estimated opening 2010*	750,000 (69,675) on completion (existing centre 231,000 (21,460))	80	John Lewis	–	1,335	50

*2005 additions

Rent review pattern / Lease maturities by unit

	Units 2005	Units 2006	Units 2007	Units 2008	Units 2009	Units 2010	0 – 5 years	6 – 10 years	11 – 15 years	Over 15 years	Total
Lakeside, Thurrock	85	27	31	36	35	85	80	93	96	14	283
MetroCentre, Gateshead	34	65	51	29	65	42	82	220	21	7	330
Braehead, Glasgow	14	1	7	5	95	12	6	80	22	12	120
2005 additions	29	25	24	108	22	96	84	132	124	46	386
Other M25 centres	70	92	61	40	41	80	70	93	164	28	355
Other centres	37	54	55	72	39	28	124	145	55	30	354
	269	264	229	290	297	343	446	763	482	137	1,828
Percentage of total retail units	15%	14%	13%	16%	16%	19%	24%	42%	26%	8%	100%
Percentage of CSC rental income	17%	19%	14%	13%	24%	30%	9%	49%	32%	10%	100%


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Designed and produced by Radley Yeldar (London)

www.liberty-international.co.uk

Members of the Liberty International Group


CSC
CAPITAL
SHOPPING CENTRES


CAPITAL &
COUNTIES

Liberty International PLC
Corporate Social Responsibility Report 2005


LIBERTY
INTERNATIONAL

Highlights for 2005

- **Overview**
  - conclusion of initial three year programme with all major objectives met
  - Board level CSR committee established to formulate policy
  - clear additional value being created from CSR programme
  - major initiatives being focused on youth and education
  - new three year programme with targets and benchmarks
- **Stakeholders**
  - engagement with shareholders and across the broad spectrum of stakeholders
  - extensive consultation on new development proposals
  - development programme includes substantial residential and community elements
  - over 46,000 people employed at the UK shopping centres
  - supply chain policy formulated
- **Environment**
  - 100 per cent of current development programme on brownfield land
  - UK shopping centres
    - Majority of energy from sources exempt from Climate Change Levy
    - 3 per cent reduction in energy consumption
    - 29 per cent of waste recycled
    - public transport plans in place at two centres and others under development
- **Workplace**
  - continuing excellent health and safety record
  - 86 per cent of management staff are long-term employees
  - 41 per cent of total workforce are women
- **Community support**
  - 3,600 hours of staff time spent on local community activities
  - £500,000 community support provided by UK shopping centres
  - £143,000 corporate charitable donations
- **External recognition**
  - FTSE4Good
  - Business in the Environment
  - JSE Securities Exchange SRI Index
  - Morley Sustainable Investment
  - Storebrand SRI-Best in Class

Contents

Front cover: Chapelfield Shopping Centre which opened in September 2005 blends in with the environment; a link to the city centre has been created through the adjacent churchyard, restoring it as an active part of the community.

Chairman's foreword

We are all living in an increasingly complex environment where dereliction of land use, poor business practices and climate change provide significantly greater challenges. Part of the wider responsibilities of business, in particular public companies, is to carry out their operations by focusing on the creation of sustainable solutions and values and pursuing responsible business practices in the best manner possible.

My assumption of the Chairmanship of Liberty International PLC has given me the opportunity to review and reassess the place that Corporate Social Responsibility ("CSR") plays in our affairs and to build on the substantial progress made by our management team, especially over the last three years.

Our primary responsibility is to our shareholders and in maximising their returns; but in doing so we must at all times conduct our operations with the interests of our employees well in mind, as also those of the communities in which these operations are conducted.

As a major FTSE 100 company and the leading company involved in the ownership and management of UK regional shopping centres, the culture of CSR and a positive attitude towards sustainable development has always been an integral part of our business approach. In particular, our strategy of regenerating brownfield land has provided the catalyst for reviving the economic vitality of those areas where we have invested. This has led to significant benefits for future employment and the creation of new amenities that improve the quality of life in the surrounding community.

In the last three years we have introduced measures designed to reduce the environmental impact caused by the use of energy and the creation of waste. We have also been working with transport operators and local authorities to promote the use of public transport as an alternative option for visitors to our UK shopping centres where we attract over 200 million customer visits annually. In addition, as part of our community programme, we have instigated youth and educational projects local to our shopping centres. Beyond these initiatives we intend to engage even more closely with the communities on which our business depends.

The property industry does not always receive the credit it deserves for long-term investment in the regeneration of areas of deprivation. We will continue to engage with Central Government and other relevant entities to ensure that Liberty International's important contribution in revitalising the economic wellbeing of these areas is fully recognised.

This year we have taken the opportunity to undertake a major review of CSR within the Liberty International Group. As a consequence the Board has invited me to chair a new CSR Committee which has been formed to be responsible for future CSR initiatives (particularly community related), including charitable giving which will continue to be linked to our shopping centre locations.

Having just completed the first period of formalised CSR management and reporting, the next three years will undoubtedly be a challenge as we work to achieve more rigorous targets and objectives. Our core strategy will remain, to be a long-term investor in regional shopping centres and other high class buildings in the retail and office sectors in the United Kingdom with a strong commitment to the local communities where we invest.

As Chairman of Liberty International I look forward to being able to make a worthwhile contribution to the subject which I believe will increasingly be seen as a vital component of a successful business in today's competitive, discerning and socially responsible society.



Sir Robert Finch
Chairman
February 2006





FTSE4Good

Profile

Scope of report

Liberty International PLC is a FTSE 100 company, listed in both London and Johannesburg. This report covers the entire group, both in the UK and the USA. As our fourth report, it covers activities for the year to 31 December 2005, although most of the shopping centre statistical information is for the 12 months to 30 September 2005. In compiling this report, we have informally applied best practice guidance, including that from the Global Reporting Initiative (GRI), Association of British Insurers (ABI), Department for the Environment, Food and Rural Affairs (DEFRA) and Business in the Community (BiTC) Corporate Responsibility Index.

This CSR Report contains information on the impact of CSR related issues on Liberty International and its various businesses, and should be read in conjunction with our 2005 Annual Report for detailed information on how the company addresses corporate governance. The Annual Report also includes information on the composition of the Board of Directors, the independence of its membership and other matters relating to the Combined Code.

Significant changes in the year

Since last year, three shopping centres have been added to CSC 's portfolio: Manchester Arndale (95 per cent jointly owned with Prudential), The Mall at Cribbs Causeway (66 per cent jointly owned with Prudential) and Chapelfield, Norwich (100 per cent owned) which commenced trading in late September 2005. As Chapelfield opened right at the end of the CSR reporting period, it has not been included in the statistics in this Report. Information relating to Manchester Arndale and The Mall at Cribbs Causeway, which are operationally managed by Prudential, has been included for the six months from acquisition to 30 September 2005 only.

Liberty International at a glance

Capital Shopping Centres (CSC), the UK 's leading shopping centre business, and Capital & Counties (C&C) a retail and commercial property investment and development company, are both wholly-owned subsidiaries of Liberty International. Key facets of the business are presented below. Please see our 2005 Annual Report for further information on the group.

Highlights from 2005 Accounts

- £300.1 million net rental income.
- £7.1 billion total properties.
- £4.2 billion net assets (diluted, adjusted).

Capital Shopping Centres

Capital Shopping Centres is the United Kingdom's leading shopping centre company. For over 30 years, we have specialised in regenerating redundant and derelict land to create high-quality regional shopping centres which provide not only first-class shopping destinations but also a range of leisure, residential and social facilities designed to respond to the needs of each area.

- Twelve completed centres including nine of the UK 's top 25 centres.
- Four out-of-town shopping centres: Lakeside Thurrock, MetroCentre Gateshead, Braehead Renfrew Glasgow, The Mall at Cribbs Causeway Bristol.
- Eight town centre shopping centres: Eldon Square Newcastle, Manchester Arndale, Victoria Centre Nottingham, The Potteries Stoke-on-Trent, Chapelfield Norwich, The Harlequin Watford, The Chimes Uxbridge, The Glades Bromley.
- 11.1 million sq. ft. of retail space, 1,828 retail units.
- UK's major retailers represented in our centres including John Lewis, House of Fraser, Debenhams, Marks & Spencer, Next, Boots and Arcadia.
- An estimated 210 million shopper visits per annum.
- An estimated 46,000 employed in UK shopping centres.
- Catchment areas covering half the UK's population.
- £1 billion development projects including Cardiff, Oxford and extension to Eldon Square shopping centre, Newcastle.

Capital & Counties

Capital & Counties is our commercial property arm with a focus on retail and office properties in the UK and California and includes Capital Enterprise Centres, the managed workspace provider. Our retail holdings include prime shops in London locations such as Covent Garden, Kensington, Piccadilly and Regent Street.

- 6.2 million sq. ft. of commercial property.
- Investment properties: 57 per cent retail; 43 per cent business space (by value).
- 837 occupiers:

Capital & Counties' properties by (value):

- Central London – 36 per cent.
- Retail outside London – 16 per cent.
- Business space outside London – 18 per cent.
- USA – 30 per cent.


Lakeside, Thurrock


MARKS & SPENCER
The Mall at Cribbs Causeway, Bristol


The Headrow, Leeds


Capital Park, Cambridge

Overview

Introduction
We are pleased to report on another year of progress across the broad spectrum of Corporate Social Responsibility ("CSR") reflecting the conclusion of the initial three year programme we set ourselves in 2002. During these three years we have formalised the management of social, ethical and environmental issues, building on the culture of CSR which has always been an integral part of our business.

Major achievements 2003–2005
These can be summarised as:

- The implementation of a broad set of corporate policies.
- Formalising the collection of CSR data covering all of the group's activities.
- Further enhancing the links with our customer base and the communities in which our shopping centres operate.
- A significant improvement in our waste management performance.
- A continuing reduction in CO_2 emissions and a large proportion of our electricity supplies now procured from sources exempt from Climate Change Levy.
- The creation of around 2,000 jobs following the opening of Chapelfield.
- The integration of sustainable solutions into new shopping centres and office building designs where commercially viable.
- The continued excellent record on health and safety.

More information on these achievements and other CSR related information is contained throughout this Report.

In most areas we are seeing clear additional value being created from our CSR programme for the benefit of our shareholders and other stakeholders, justifying the considerable time and management resources required to address CSR matters properly. However, due to a number of factors largely outside our control, it has proved difficult to collect robust data on water consumption at some UK shopping centres and, despite a significant increase in recycling, we have been unable at present to reduce the amount of waste going to landfill. These issues will be pursued in 2006.

Major initiatives
We have to date focused our initiatives on supporting education and youth projects in the communities served by our UK shopping centre business.

- We have formed partnerships with national charity ICAN to provide facilities for improving literacy skills for the very young, and with Newcastle EBP and local schools to promote retailing as a career.
- We are having exploratory discussions with The Prince's Trust about supporting their programme of helping disadvantaged youth and providing support to young people to set up their own businesses.
- Following the acquisition of interests in Manchester Arndale, and The Mall at Cribbs Causeway, Bristol, we are now working with our partner, Prudential, on further projects under their well established community "Grass Roots" and "4Youth" programmes.

We look forward to developing these and other initiatives and making a real contribution to the lives and aspirations of the younger generation.

To further strengthen our ties with the community we intend also to develop initiatives aimed at preventing crime and anti-social behaviour.

Regeneration
We continue to focus on the regeneration of existing town and city sites utilising brownfield land for our extensive development programme.

- At Braehead the regeneration of our major Clydeside site adjacent to our shopping centre continues to make good progress. When this second phase is completed, Braehead will become a fully integrated community with newly created residential areas complemented by shopping, leisure, community facilities and business activities.
- Working alongside local authorities we are delivering mixed use projects as demonstrated by the residential and community elements included in the new shopping centre, Chapelfield, Norwich, the proposed shopping centre developments in Cardiff and Oxford, and the office regeneration schemes in London and Leeds.

External recognition
In 2005, our commitment to sound CSR principles continued to be recognised by FTSE4 Good, the Johannesburg Stock Exchange SRI Index and Morley, the UK Fund Manager, which has maintained the company as a recommended investment for its Sustainable Future Funds.

In April, Liberty International was placed by BiTC in the top 100 UK companies benchmarked across a broad range of CSR impacts.

Future plans and objectives
The 2005 Report gives an objective and balanced account of our CSR stewardship over the last three years. Having put in place the baseline information and identified projects capable of adding value for all participants, we are now driving forward our agenda as part of our stated aim of delivering long-term shareholder value. We have detailed our plans for the future and set new targets and objectives. With the commitment of our staff, consultants and suppliers, we will continue to deliver best practice across the range of CSR impacts.

We are sending this Report to our major stakeholders. We hope that it will be both interesting and informative and we look forward to receiving any comments.

David Fischel
Chief Executive
February 2006

Peter Badcock
Chairman CSR Management Committee

Progress update

Governance

Objectives for 2003–2005

- To have a process in place to manage and monitor the progress of our CSR strategy.

Achievements 2003–2005

- Board level CSR Committee established.
- CSR Management Committee established, supported by external advisors.
- Business Code of Practice and formal policies – Environmental, Supply Chain, Communication-Stakeholder Engagement, Community Relations, Occupiers, Shoppers and the Value of People. Procedures established to monitor these policies through management reporting and internal audit.
- UK shopping centre audits undertaken to review best practice, opportunities and risks and resultant action plans implemented and continuing.
- Internal audit programme in place for all UK shopping centres.
- Reporting systems formalised to gather relevant information and data on a quarterly basis.
- Register of relevant environmental legislation established for shopping centre management on dedicated website.
- Development of an Environmental Management System well advanced.
- Recognition in JSE SRI listing, FTSE4Good listing and top 100 Business in the Community CR and Business in The Environment Indices achieved.

Plans for 2006–2008

- Maintain the processes for monitoring progress of our CSR strategy and its supporting systems and introduce enhanced Environmental Management System ("EMS") procedures.
- Establish benchmarks and targets for other key objective areas – supply chain, transport, stakeholder engagement.
- Further develop our internal audit programme and review outcomes at CSR Management Committee.
- Undertake an annual review of CSR risks.

Stakeholders

Objectives for 2003–2005

Communication and Stakeholder Engagement

- To create long-term value for shareholders utilising sound business ethics and adopting best practice.
- To promulgate CSR culture throughout the company and ensure employees adopt best practice.
- To involve and engage all our stakeholders in a constructive manner.

Customers – Shoppers and Occupiers

- To sustain high standards of service that integrate CSR objectives.

Community Involvement

- To continue to involve our communities and support their quality of life.

Achievements 2003–2005

Communication and Stakeholder Engagement

- Regular presentations to shareholders, potential investors and analysts.
- Employees – see Value of People
- CSR reports have been widely circulated to investors and major stakeholders (our partners, local authorities, principal retailers and other stakeholders with whom we do business) and through our shopping centres to store managers and local stakeholders. We have held follow-up discussions to identify areas of mutual opportunity and co-operation.
- Extensive community consultation as part of our development programme.

Customers – Shoppers and Occupiers

- Consistent Retailer Handbooks almost complete for distribution to all our retailers.
- Survey of principal retailers undertaken to benchmark our performance as a landlord
- Retailer liaison programme formalised in order to continue the dialogue and develop closer relationships to our mutual benefit.
- Extension of shopper research programme.

Community Involvement

- Reporting of community activity by the shopping centres formalised.
- Close relationships maintained with the police and a dedicated police presence established at five CSC shopping centres.
- Education and youth support initiatives across our UK shopping centres in addition to providing opportunities to support and add value to the activities of local communities.

Plans for 2006–2008

Communication and Stakeholder Engagement

- Continue to engage shareholders and other stakeholders and progress joint initiatives.
- Communicate relevant CSR activities to stakeholders as appropriate.

Customers – Shoppers and Occupiers

- Distribute new retailer handbooks in directly managed UK shopping centres.
- Continue to develop retailer liaison programme in the UK shopping centres.
- Communicate key elements of CSR strategy to shoppers and occupiers – such as transport access, waste and energy.

Community Involvement

- Roll out the youth and education projects to other UK shopping centres.
- Consider appropriate initiatives for the prevention of crime and other anti-social behaviour.
- Continue to strengthen working relationships with the police and provide further on-site facilities as appropriate.
- Engage external service providers in shopping centre community initiatives.

Environment

Objectives for 2003–2005

Transport
- To further encourage sustainable transport options at all sites where we operate.

Energy, Water and Waste
- To increase our energy efficiency and reduce the use of natural resources and the associated impacts.

Sustainable Design and Development
- To ensure that the design and development of all our buildings integrates appropriate sustainable development considerations.

Regeneration of Derelict and Brownfield Sites
- To ensure the efficient use of land to support regeneration and economic growth.

Procurement
- To work in partnership with suppliers of goods and services to understand and help implement CSR standards.

Achievements 2003–2005

Transport
- New public transport interchange opened at MetroCentre.
- Sustainable Travel Manager appointed at MetroCentre; now working with other shopping centres to develop public transport.
- Sustainable travel plans in place at two shopping centres; under development at three centres.
- Employee travel survey undertaken.

Energy, Water
- Energy monitoring and reporting processes in place across all directly managed UK shopping centres.
- Substantial progress with the efficient management of these resources.
- Majority of energy at UK shopping centres now generated from renewable sources via generation which is Climate Change Levy exempt.
- Relationship with Carbon Trust advanced.
- Water usage data being collected at some directly managed UK shopping centres.

Waste
- Significant recycling initiatives introduced by directly managed UK shopping centres.
- Amount of waste recycled by the UK Shopping Centres improved to 29 per cent.

Sustainable Design and Development
- Design guides for office properties have been updated to reflect our Environmental Policy and Guide.
- Environmental Policy and Guide communicated to our consultants and contractors and compliance incorporated into the project approval system.
- Implementation of the Environmental Policy and Guide monitored.
- Completed developments have been built to BREEAM standards where appropriate.

Regeneration of Derelict and Brownfield Sites
- All the current development programme is on brownfield land.

Procurement
- Review of major suppliers to the business undertaken to identify key issues.
- Programme under development for engagement with key suppliers in respect of environmental performance and other CSR related issues.
- Supply chain policy developed.

Plans for 2006–2008

Transport
- Continue the implementation of travel plans and aim to complete all directly managed UK shopping centres by 2007.

Energy, Water
- Aim to achieve a 5 per cent reduction in energy consumed in 2006 at the directly managed UK shopping centres subject to normal weather patterns.
- Aim to build on current water data to ensure a robust baseline across all shopping centres.
- Continue to explore the potential for renewable energy, re-use of rainwater and other sustainable practices in our new developments.

Waste
- Aim to achieve 40 per cent of waste recycled at our UK shopping centres in 2006.
- Research other opportunities to reduce waste sent to landfill.

Sustainable Design and Development
- All new developments to achieve a BREEAM standard of "Very Good".
- Continue to employ contractors who implement our environmental objectives on site.

Regeneration of Derelict and Brownfield Sites
- Continue to ensure the efficient use of land to support regeneration and economic growth and maintain 100 per cent of our development programme on brownfield land.

Procurement
- Implement the programme of supplier engagement in line with the Supply Chain Policy.
- Undertake audits of critical suppliers to ensure compliance with the Supply Chain Policy.
- Develop where appropriate minimum standards for certain goods and services in line with the Environmental and Supply Chain policies.

Workplace

Objectives for 2003–2005

Human Resources
- To provide appropriate benefits, personal development and working conditions for all employees.

Achievements 2003–2005

Human Resources
- Our Business Code of Practice, The Importance of People, the Whistleblowing, Equal Opportunities and other related policies, together with other CSR related issues, have been communicated to the staff through the induction process and through internal management meetings.
- A review of our HR policies, procedures, systems and indicators undertaken.
- Board agenda includes employee reporting.

Plans for 2006–2008

- Continue to undertake annual performance appraisals for staff and include CSR related issues where appropriate.
- Conduct employee opinion research and undertake to act on it where necessary.
- Continue to improve HR communication and documentation.
- Involve employees in community initiatives.

Health & Safety

Objectives for 2003–2005

- To continue to ensure a safe and healthy environment for all our employees, shoppers and occupiers.

Achievements 2003–2005

- Asbestos management systems introduced at our multi-let office buildings and at UK shopping centres in full compliance with legislation.
- All our properties believed to be Disability Discrimination Act compliant.
- Recognition through awards for our H&S performance.
- Established independent internal audit of H&S systems and procedures.

Plans for 2006–2008

- Review of H&S reporting to LI Board.
- Maintain the excellent H&S performance and low level of incidents.

Governance

During 2005 we have concentrated on further improving the robustness of our management systems for collecting CSR data and promulgating best practice throughout the group.

Our 2004 Report was circulated to relevant stakeholder groups: shareholders, employees, investors and analysts, retailers and occupiers, local authorities and public interest groups and was available to the general public at our directly managed shopping centres. Follow up meetings have taken place with representatives of these groups as appropriate.

Following an independent annual review and benchmarking against best practice, including GRI and BiTC Corporate Responsibility Index, we have further refined CSR risks that impact on our business and these form the basis of our targets and objectives for the next three years.

CSR Committee structure

During 2005, we have undertaken a complete review of the Board's management of CSR within the Liberty International group. As a result a Board appointed CSR Committee has been formed, chaired by Sir Robert Finch and including non-executive Directors, Patrick Burgess, Ian Henderson and Lesley James, Chief Executive David Fischel, and CSC Director Peter Badcock. The three Liberty International non-executive Directors bring to the Committee wide experience in community related and workplace matters. The CSR Committee will consider the group's future CSR policy and review and make recommendations to the Board on:

1) The management of CSR within the Liberty International group.
2) Strengthening the culture of CSR across the whole group and encouraging externally where appropriate.
3) New CSR initiatives, including head office participation.
4) Identifying those CSR areas which add value to the group's operations and benefit stakeholders.
5) Charitable donations.

The CSR Committee will instigate targets and objectives applicable to our business and will monitor their achievement through the CSR Management Committee chaired by Peter Badcock and comprising senior executives representing all aspects of the group's activities and supported by external specialist advisers. The CSR Management Committee will report to the CSR Committee quarterly.

Delivery of the agreed action plans, targets and objectives will be the responsibility of executive management reporting to the CSR Management Committee as appropriate.

The Audit Committee, as part of its governance responsibilities, will support the CSR Committee by reviewing the CSR Report to ensure accuracy and consistency of content. The CSR Committee will be responsible to the Board for the verification and recommendation for approval of the Annual CSR Report and the relevant CSR information for inclusion in the group's Interim Statement and Annual Report.

CSR risks

A comprehensive assessment is carried out as part of the group's Annual Report and the CSR Management Committee undertook a review of the group's risk register from a CSR perspective during the year. The identified CSR risks are set out in the chart below and referred to in more detail elsewhere in the Report. Each area of risk has been allocated to a member of the Board who is responsible for the executive processes in managing that risk.

Committee training and learning

The Management Committee have continued the programme of training and learning by observing best

Stakeholder Groups/CSR Risks	Management Processes	LI Board Responsibility	Further information
Corporate Governance Business Code of Practice Compliance & Verification	Policies, systems and audit	Entire Board	6, 7 Annual page 74
Shareholders & Analysts	Investor relations programme	Chief Executive Finance Director	8
Staff	HR management	Chief Executive	18, 19
Local Communities – support	Community engagement initiatives	Chairman	8, 9
Central Government	Engagement	Chairman Chief Executive	1
Planning Process – Local Authorities, Regional Government Departments, NGO's	Engagement	Managing Director – C&C Development Director – CSC	8
Suppliers, Contractors and Consultants	Procurement	Managing Directors – CSC/C&C	10
Health & Safety	Policies, training, systems and audits	Entire Board	17
Environment – energy, waste and transport	Policies, training, systems and audits	Managing Directors – CSC/C&C	14–17
Occupiers	Feedback and benchmarking against peer group	Managing Directors – CSC/C&C	8
Shopping Public	Feedback from surveys and focus groups	Managing Director – CSC	10

practice through seminars, events and meetings organised by BiTC and other organisations. In-house training has been provided by Bureau Veritas (formerly Casella Stanger) on CSR related issues and best practice, and learning through engagement with community organisations has continued.

CSR Management Systems and Data collection
We continue to refine our environmental management systems to identify significant impacts and monitor performance improvement. In 2004 we undertook an independent review in line with the best practice standard ISO14001 of the way we manage environmental issues – those that relate to our CSR policy and objectives and also compliance issues. From this, we are developing a series of procedures to implement our targets and continue our record of effective compliance. The existing procedures will be extended to cover issues such as emergency preparedness, waste and resource management and transport as well as the dissemination of best practice. These procedures together with existing documentation will form an environmental management system which will then be implemented across the directly managed UK shopping centres.

Our UK shopping centre and office portfolios now provide comparative information on a quarterly basis on energy and waste handling. This information is vouched by the management of the individual business units and is subject to internal audit processes. As a result we monitor performance at each property location, although due to differences in age and design specifications it is not practical to normalise the data in a meaningful way.

Corporate policies
A Supply Chain Policy covering the procurement of goods and services is now complete and will be communicated throughout the business. Our overarching principal business guidelines, The Business Code of Practice and CSR Policy are included in this report on page 20 and all the supporting policies can be viewed on our website at www.liberty-international.co.uk.

Audit
As part of the formalisation of CSR procedures, we have extended our internal audit process to incorporate CSR data. Our internal audit programme measures the effectiveness and robustness of our policies to ensure their appropriate application. We work with external specialists to accurately collect and record energy and waste data; this is overseen as part of our internal audit procedures and independently verified by Bureau Veritas.

Industry benchmarks
We continue to be included in key CSR indices which are appropriate to our business and stakeholder base - BiTC Top 100 Companies Corporate Responsibility Index for 2005 where Liberty International was placed 91st comparing well with peer companies in the industry; FTSE4 Good, and the Johannesburg Stock Exchange Socially Responsible Index. Liberty International continues to be rated as a sustainable investment within the classifications published by the UK investment institution, Morley.

Health & Safety
The responsibility for health & safety in respect of our staff, contractors, occupiers and visitors to our shopping centres lies with the Board who have delegated responsibility for Health & Safety policy to three separate Health & Safety Committees – Liberty International, Capital Shopping Centres and Capital & Counties. Each committee is responsible for establishing safety procedures for its part of the overall business. The Committees are advised by specialist external consultants. Operational responsibility will remain with line management. During 2006 we will be reviewing our Health & Safety reporting in respect of policy matters.

Compliance
The company has complied with all applicable legislation and has been subject to no sanctions or fines for environmental, health and safety or any other infringements.

Objectives
2005 represents the conclusion of the initial three year programme we set ourselves in 2002. We have summarised our achievements against this programme on pages 4 and 5. We have also set down our plans for the next period, 2006–2008.


Governance, Health and Safety and CSR Relationships
LI Board
LI Health & Safety Committee
Audit Committee
CSR Committee
CSC Health & Safety Committee
CSC
CSR Management Committee
C&C Health & Safety Committee
C&C
Key:
Health & Safety Reporting
CSR Reporting
Governance



Peter Badcock
Chairman, CSR Management Committee

Stakeholders

Our focus continues to be on engagement with all our stakeholders to discuss common interests and identify opportunities for working together. We regard all our stakeholder groups as important but in particular, our shareholders and employees are central to the success of our business. Our relationship with our employees is dealt with in detail on pages 18-19.

Our 2004 CSR report was circulated or made available to shareholders and other stakeholders, including our employees, local authorities, consultants and retailers both at their head office and shop managers at our centres. Copies were also available from the Company Secretary, on our website and locally from our shopping centre management offices. We raised CSR related issues in our meetings with stakeholders as appropriate.

Investor relationships

We continue to have a constructive dialogue with our shareholders, including our CSR strategy as an integral part of our business processes. These meetings are either on a one-to-one basis or with representatives of shareholder groups. During the year we arranged a full programme of presentations to current and potential investors, bankers and other organisations in the United Kingdom, Continental Europe, USA and South Africa. Our Chief Executive and/or Finance Director met with over 101 investor groups, 35 of whom were overseas. We arranged five visits to our properties by investor and similar groups during the year. We welcome the opportunity to discuss our approach to CSR related issues with representatives of groups who have a special interest in these areas.

Partnerships

We value highly the relationships with our co-investors and share common goals and objectives. We share ownership of a number of our shopping centres with local authorities, institutions and other organisations. During 2005 we invested £653 million to become a partner with Prudential as joint owner in two shopping centres, Manchester Arndale and The Mall at Cribbs Causeway, Bristol. Prudential will continue to provide daily operational management of these centres with strategic decisions being taken at Partnership level.

Both we and Prudential share similar aspirations for the long-term growth of these landmark properties. Discussions have taken place about adding further projects to Prudential's well established "Grass Roots" and "4 Youth" community programmes at both properties and to extend where appropriate these initiatives in association with British Trust for Conservation Volunteers (BTCV) and Crime Concern respectively to our 10 directly managed shopping centres in the UK.

Related policies
Communication
Community
Shopper
Occupier
Supply Chain

These policies are available on www.liberty-international.co.uk

Government and local authorities

As a major property investor and developer we participate in the formulation and development of new planning policies and guidance at both national and local levels.

We work closely with Local Authorities and Regional Government Departments and have considerable first hand experience of the application of National Planning Policy and the town planning processes. In locations where we have either development proposals or existing shopping centres we would comment on Structure Plan Reviews, Local Plan Reviews and Area Action Plans.

As part of our development projects we prepare Area Wide Development Briefs, Environmental Impact Studies and Traffic Assessments as part of the planning process. These require considerable management resources and form a major part of the work of the development team during the period leading up to a full planning application.

Working with our retailers

Our relationship with retailers is a prime focus of our business. We continue to foster strong links at all levels to ensure that we provide at our UK shopping centres the quality of service expected of us in a highly competitive environment.

The allocation of relationship managers to specific retailers has proved particularly beneficial and has resulted in more regular and consistent communication. This has underpinned the development of a better understanding of the retailers' businesses within our centres and encourages more open discussion of our respective business strategies.

Having introduced more efficient standardised procedures specifically for the shopfitting and alteration process, identified as a priority by retailers, we have widened the consistency of procedures across the portfolio of our directly managed shopping centres. As a result, we are distributing new Retailer Handbooks to all retailers to provide them with all the information necessary to carry out their business in our centres efficiently and safely, and to provide a ready reference source. We have also taken the opportunity to incorporate our appropriate policies to illustrate our commitment to all stakeholders in our centres and the standards which we set ourselves.

Community involvement

Community involvement has continued to be a major focus for 2005. This year, we have sought to build on existing strong local programmes by introducing additional national initiatives which can be taken up at each centre. As a consequence, we have identified three national projects on which to focus involving children, youth and education. Pilot projects are underway and these are described on page 9. Following a review to identify best practice, benefits and any lessons learnt, the projects will be extended to other centres.

Community involvement

CSC is developing pilots of three major community projects. All three have children, youth or education as a central theme. Our intention is to partner three projects that will help children from the age of three up to young adults. The three organisations are very different, and tackle a variety of problems across a spread of age groups.

I CAN

The charity, I CAN, is a UK wide organisation dealing with children who have communications difficulties. Their vision is a world where all children have the communication skills to achieve their potential. The charity's special focus is the one in 10 – that is 1.2 million – children across the UK with a communication disability. They believe every child should receive the support they require to develop their communication skills so they can flourish and realise their potential. Without the right help, at the right time, these children will be excluded and left behind.

The Potteries Shopping Centre is working with I CAN to "Make Chatter Matter" in and around Stoke-on-Trent, particularly amongst parents of pre-school children. All parents need to understand the importance of communication skills for children to become familiar with the appropriate learning thresholds and gain practical knowledge to help their children develop these vital skills at home.

The Potteries and I CAN have developed a strategic action plan to raise awareness and create fundraising opportunities. The Potteries is directly funding the development of a Chatter-Chart to be given away free to local parents of pre-school children, and is helping I CAN reach out to local families through events and activities at the centre. One of the key projects is The Wall of Words; constructed by the centre, it showcases the favourite words of local children. The "Wall" celebrates the importance of words and serves to symbolise the barrier faced by some children. Local schools taking part have a chance of winning centre gift vouchers, and the centre is also donating 50p to I CAN for each word submitted, raising £1,000 for their funds.

Other centres will be working with their local I CAN branches to provide similar support in the coming year.


1

The Prince's Trust

We are having exploratory discussions with The Prince's Trust to identify opportunities for promoting their activities in the UK through our shopping centres. The Trust's principal aim is to help disadvantaged young people between the ages of 14 and 30 realise their potential and transform their lives through practical support, including training, mentoring and financial assistance. Working alongside the Trust we will be helping achieve this aim and fulfil our objective of engaging with the younger generation within the communities we serve.


2

Retail in Education – A partnership with Newcastle Education Business Partnership

To support the National Vocational Skills Programme for Year 11 students, CSC has joined with the Newcastle Education Business Partnership (EBP) to pilot a programme of support for retail related courses, BTEC Foundation Course, Level 2 and BTEC National Course, Level 3, to Gosforth High and Kenton Schools respectively, aimed at promoting retailing as a career option for school leavers. This programme enables us to work with our retailers to provide support for a qualification which will provide long-term benefits to the student and the retail industry.

Newcastle EBP worked closely with Eldon Square Management Team to prepare the courses. Teachers from the schools involved spent four days in the centre on a Professional Development Programme researching the industry and drafting materials for the CD ROM and Student Placement Workbook. Students spent four days developing communication skills and identifying retail employability skills, using role play to focus on Selling and Customer Service.

The pilot programme involves 21 students being placed with participating retailers: John Lewis, Fenwick, Boots, Superdrug, Eden, Collectables, Oil & Vinegar, Park Lane Cards, Perfume Point, and Whittard of Chelsea. Foundation Course students spend one day per week with retailers over a period of 30 weeks; Level 3 students have longer term placements.

The prime purpose of the placements is to provide the students with access to elements of the qualification which can only be delivered in the workplace. These include merchandising and display, stock control and security, retail finance, forecasts and performance, retail marketing and promotion, leadership and supervision in retailing and customer service. Whilst the introduction to retailing is the main purpose of the project, the students will also gain valuable experience in communication and team-work skills.

At the end of the placement period, the students will initiate the production of a resources pack, including a CD ROM, and a dedicated newspaper publicising the project, capable of being distributed as part of a process of offering the programme nationally.

1 The Lord Mayor and Lady Mayoress of Stoke-on-Trent at the launch of the "Wall of Words".

2 Ashraf Hussain from Gosforth High School is involved in the BTEC Retail project.


I can
helps children
communicate


Prince's Trust


Newcastle
Education
Business
Partnership

Our UK shopping centres are at the heart of their local communities, providing a place for trade, commerce, social interaction and entertainment. Our General Managers and their teams develop close relationships with their communities and identify opportunities to make a positive contribution to local life. Each centre team is able to choose the most appropriate activities for their area.

We have made further progress in developing strong relationships with local police at each of our centres, with two new on-site offices being opened by the police in 2005 bringing the total to five. This provides a convenient base for their operations and helps to strengthen links with the general public and thus provide a safe environment for our shoppers.

Job creation
In addition to our employees, we are proud that our shopping centres are the catalyst for the employment of an estimated 46,000 people by our retailers and other occupiers. Furthermore, a centre's sphere of influence in an area results in many thousands of other jobs in businesses that support and provide services to the centre and its retailers.

Shoppers
The ability to service customers' needs is of paramount importance both to CSC and to the retailers within our shopping centres. During 2005 we have established with our retailers a "customer service" forum at each centre to identify opportunities to improve service across all levels. For example, at The Glades, we have introduced mystery shoppers who regularly visit and assess standards for retailers and the centre against specific criteria. The feedback is then discussed with improvements implemented throughout the centre. This principle will be extended to all CSC centres during 2006.

In conjunction with the work done through the customer service forums, we have extended the understanding of our shoppers. In 2005, we standardised our approach to consumer research in all our centres with the establishment of a consistent programme of both shopper and non-shopper surveys several times a year. This provides detailed information and enables us to benefit from comparisons across the portfolio. As well as the factual demographics of the catchment areas of each centre, the research provides us with information on shoppers' aspirations and needs and their opinions on the shopping centre, its facilities and services.

We have also challenged our centre teams to define Gold, Silver and Bronze standards for each customer facing facility. Each centre measured itself against the agreed benchmark to determine how their own facilities compared and whether they were appropriate. In most cases, the existing standard was acceptable and, where this was not the case, the exercise is acting as a catalyst for change.

Donations
We have supported the community through a combination of direct charitable giving, the donation of time and resources and the facilitation of third party fundraising initiatives. In addition, the Liberty International Group centrally made donations of £143,000 to charitable causes, some £103,000 of which was made through the UK shopping centres.

We continue to support the work of charities local to our shopping centres in a number of ways. During the year, we facilitated some 400 cash collections in the malls, over 70 more than last year, raising an estimated £220,000. We also distributed to local causes some £50,000 donated by the public through fountains, Christmas grottos etc. In the UK, we have given the equivalent of some £500,000 in cash and kind in community support including sponsorship of local causes, support for Town Centre Management and the provision of free mall space and services where appropriate.

The total sum of our direct donation of cash and resources totalled £643,000.

Supply chain
We fully recognise the wide range of potential impacts arising from our supply chain as it relates to the development of our property portfolio and the procurement of the products and services for their management and operation. Where possible we use suppliers local to our operations and our policy is to pay suppliers within the contractual terms of settlement.

The supply chain policy formalises our working practices and takes forward in a structured way how we work in partnership with our suppliers. The key objectives of this policy are to:

- Further minimise the social and environmental impacts when procuring goods and services.
- Identify the environmental and social issues associated with the main products and services we procure.
- Work with direct suppliers who meet all legal, environmental, Health & Safety and employment requirements.
- Identify and procure sustainable alternatives where appropriate.

During the year, we have held several meetings with key suppliers to understand how we can learn from each other and work together to implement CSR through the supply chain. The outcomes of these meetings have helped to inform the policy.

UK Shopping Centres
With the proposed extension of the use of external service providers, the group's direct procurement of goods and services will be correspondingly reduced at the 10 shopping centres we manage ourselves. We have however undertaken a robust process in selecting specialist service providers and ensured through our contracts that our CSR policies will continue to be applied.

We work closely with our external service providers and their employees are a fundamental part of the team at the shopping centres. We encourage the ongoing training of their employees – for example, external providers' cleaning staff at The Glades and the Chimes achieved appropriate NVQ certificates during the year. The service provider at The Glades was also runner up in the cleaning industry's Golden Service Awards for its work in the centre.

Development and refurbishment
The procurement of services and materials for development and refurbishment is covered by both the Supply Chain Policy and our Environmental Policy and Guide (see page 12).

3,600 hrs
of community involvement

£500,000
community support donated
by UK shopping centres

£143,000
group charitable donations

Enhancing the community

Civic art at Chapelfield, Norwich

Civic Art features strongly at Chapelfield which opened in September 2005. Local artists worked as part of the development to ensure that the art fitted in with its surroundings. Chapelfield is a regeneration of a former Nestlé chocolate factory and the history of the site is celebrated in the civic art. Frieze panels showing the history of chocolate are incorporated in the mall finishes. Three interpretive panels, one of which includes a poem written by a factory worker, talk about life in the factory and the factory itself is recorded by other elements such as preserved cocoa grinding wheels.

A new city landmark, the Chapelfield spire (seen far right, being installed), is a soft semi-transparent ovoid, lit at night to provide ever changing patterns. The historic St. Stephen's Church lies at one side of Chapelfield. We have supported the church in the renovation of the churchyard to provide an important linkage between the city and the new Chapelfield Quarter (see cover photo) and specially commissioned railings depict the history of St. Stephen.

Oxford 2015 – Dreams, Plans and Visions

The Westgate Partnership worked with Modern Art Oxford to sponsor Oxford 2015, which involved 10 days of exhibitions, displays, talks, workshops and art events. As part of the project, a group of local Year 10 students worked on The Driftwood Arts Project, which encouraged them to consider art within the urban context. Their findings were the basis for maps, drawings and models about Oxford, now and in the future. The project was led by local artist, Katy Beinart, who helped the students prepare the final models, each of which represented "The Evolving City of Tomorrow". An exhibition was attended by many local people as well as the architects of the Westgate scheme, who talked to the students about their ideas.

USA

Capital & Counties USA continues its community programme through the shopping centres. The Farmers' Market in Serramonte continues to grow and now operates year round. This year, Plaza Escuela partnered with Walnut Creek Downtown Business Association (WCDBA) and Stead Motor Group to host a summer jazz concert series. Stage and seating areas were constructed on Locust Street which bisects the east and west sides of Plaza Escuela. A series of booths alongside the venue enabled centre retailers to promote their businesses. WCDBA promoted their community activities and events. Walnut Creek's Mayor was a special guest announcer during one of the concerts which attracted a growing audience as the series progressed.






KING

1 The new churchyard railings in Norwich.

2 The installation of the spire at Chapelfield.

3 The Westgate Centre Manager with the students and some of their work.

4 Jazz in the open air, Plaza Escuela.

Environment

As one of the UK's leading property companies, we have established a reputation for a responsible and forward looking approach to environmental issues and this is reflected in our continuing success in the industry. We have long recognised the mutual benefits of taking account of our impacts on the environment and the opportunity we have to contribute positively to the regeneration of the built environment.

Development

As well as being a substantial investment and management company, we actively undertake refurbishment of existing investments and development of new projects. This year, Chapelfield in Norwich was completed on our behalf, the first phase of the Manchester Arndale extension opened, and work started on the remodelling and partial redevelopment of Eldon Square shopping centre, and on the office development CPC4 in Cambridge. Refurbishment continues at MetroCentre and smaller projects are underway at many of our shopping centre and office properties.

The Environmental Policy, supported by the Environmental Guide, form a key constituent of the design and management of our development and refurbishment projects; the policies are incorporated into our project approval process. During the year, these documents have been reviewed and updated to reflect latest best practice, and are available on our website www.liberty-international.co.uk.

Our development and refurbishment projects are undertaken with a team of specialist consultants who advise us on best practice and buildability, taking account of the relevant BREAAM standard. An Environmental Statement is prepared for all major projects which includes issues such as environmental impact, environmental performance statements, and energy and access statements.

We award the construction contract to a company with the necessary skills and experience to complete the work to our specification, timetable and budget. We ensure that the contract prohibits the use of deleterious materials and includes working practices that minimise environmental and social impacts during the construction period.

All our current planning proposals incorporate the latest design and construction techniques to encourage an environmental approach to the use of the buildings and will aim to meet "very good" BREEAM ratings. We are working with the Carbon Trust to ensure that opportunities for efficient energy operation are incorporated into all our projects.

Related policies

Environmental (supported by Guide)

Supply Chain

These policies are available on www.liberty-international.co.uk

Regeneration of brownfield sites

100 per cent of our development programme is on brownfield land, underlining our commitment to the regeneration of our towns and cities, bringing new economic vitality to the community with the consequential benefits for employment and local facilities.

Shopping centres (open)

	Year opened	Pre-development land use
Lakeside	1990	Redundant quarry
MetroCentre	1986 (purchased 1995)	Redundant power station
Braehead	1999	Redundant industrial area
Harlequin	1992	Derelict and underused town centre sites
The Glades	1991	Derelict and underused town centre sites
The Chimes	2001	Derelict and underused town centre sites
Eldon Square	1976	Derelict and underused town centre sites
Victoria Centre	1972	Closed railway station
The Potteries	1988	Derelict and underused town centre sites
Chapelfield	2005	Regeneration of disused chocolate factory
Manchester Arndale	1976 (purchased 2005)	Regeneration of city centre site including bomb damaged area
The Mall at Cribbs Causeway	1998 (purchased 2005)	Development of rezoned agricultural land to support economic growth following the closure of local industries

Shopping centre development

	Anticipated completion	Pre-development land use and proposals
Eldon Square (Newcastle)	2006–2009	Partial redevelopment and extension of city centre site to provide new bus station, modern retail units and public realm improvements
St David's 2 (Cardiff)	2009	Regeneration of city centre site to provide modern retail space, residential accommodation, a new library and public realm improvements
Westgate (Oxford)	2010	Regneration of old car park and city centre site to provide modern retail and residential accommodation and public realm improvements

Commercial development

	Anticipated completion	Pre-development land use and proposals
Capital Park (Cambridge)	2000-2006	Restoration and conversion of redundant hospital to provide modern office accommodation
190, Strand (London WC2)	2010	Redevelopment of city centre site to provide modern office, retail and residential accommodation and public realm improvements
King's Reach Southwark (London SE1)	2009	Refurbishment and partial redevelopment of city centre site to provide modern office and retail accommodation and public realm improvements
The Headrow (Leeds)	2007	Refurbishment and upgrading of old department store to provide modern retail and office accommodation and new residential apartments
Metropolitan Wharf London E1	2007/8	Refurbishment of listed riverside warehouses to provide space for start up businesses

Public consultation and development communication
It is fundamental to our approach to development that we consult with the local community as we develop our plans for the regeneration of a site. During 2005, we have been involved with promoting four major schemes, two in London, one in Leeds and one in Oxford. All the schemes are mixed use incorporating retail, offices and residential elements, enhancing the diversity of the area.

King's Reach, London SE1
The refurbishment and remodelling of King's Reach, an office, retail and residential complex just south of the River Thames has been given the go-ahead by the London Borough of Southwark. The proposals will continue the regeneration of this important part of London's South Bank and revitalise the area. The scheme involves the recladding and remodelling of the existing landmark tower, which will be transformed by a new coloured cladding system that incorporates high levels of insulation and solar control together with a natural ventilation system, vastly reducing energy consumption. The redevelopment of the surrounding area will create new buildings of originality and high architectural quality which will provide modern office and retail space and an enhanced public realm. The proposed scheme has been the subject of extensive local consultation, which has influenced the final design. Three exhibitions were mounted for the local community and many special presentations were made to interested parties.

190 Strand, London WC2
Our joint proposals with Prudential for the redevelopment of the Strand Estate, an office, retail and residential investment just north of the River Thames have received a resolution to grant planning. The site lies in the Central Activities Zone, in the Strand Conservation Area and opposite Wren's St Clement Danes Church, a Grade 1 listed building.

The proposals involve the complete demolition of the existing buildings and their replacement by a high quality building with modern office and retail accommodation. Two separate residential buildings will provide both private and affordable apartments. The proposals will regenerate this important part of London, making it an attractive place to work and live. The redevelopment is a great opportunity to repair the urban fabric and to create a more fitting setting for the adjacent listed building and the new building has been designed to respond to the sensitivities of the location. Substantial improvements to the public realm will introduce traffic calming, strengthen pedestrian links and enhance the landscaping. Lengthy consultation with local interest groups was undertaken and we also held a public exhibition which was visited by many of our neighbours.

24 The Headrow, Leeds
The high quality mixed-use refurbishment and redevelopment of the former Allders department store, one of Leeds' landmark buildings, has been granted planning consent. The proposed scheme will regenerate the old department store, reinvigorating the street frontages by introducing unit shops at the lower levels, complemented by office use at the upper levels, bringing underutilised space back into beneficial use. The top floor will include residential apartments. Our public exhibition generated keen interest and support from local interest groups and several special presentations were made to our neighbours.

Westgate, Oxford
The Masterplan for the redevelopment of the Westgate area of Oxford received support from Oxford City Council in October 2004. Since the Masterplan was published, CSC has been reviewing and responding to issues raised by local people and has reconsidered a number of aspects of the scheme which were brought together in a formal response document.

The next stage was a consultation to gauge the views of local people on our initial design proposals. We made presentations to the Council and other stakeholder groups, held focus groups for members of the public and other interested parties, and mounted an exhibition in the mall which provided comprehensive information and featured small models to illustrate the different elements of the design. Our proposals on sustainability and landscaping were also included. A newsletter summarising the information was widely circulated. The local community responded enthusiastically to the consultation. Thousands visited the exhibition, which was manned throughout by members of our team, and gave us their views. Overall, around 84 per cent rated the designs good, very good or excellent.

Managing the change
An important element of any development programme is communicating with the local community to minimise the disruption by explaining the necessary changes to traffic and pedestrian movement, whilst ensuring that everyone knows what progress is being made.

Work has just started on the first phase of the remodelling and redevelopment of Eldon Square in the heart of the city of Newcastle. During the planning of the three schemes that make up the project, extensive public consultation was undertaken. Now that building is underway, the communications strategy has been implemented. Leaflets and posters have been produced to explain the work, and site specific signage helps shoppers to move easily around the area. The website provides artists impressions and plans, and regular bulletins will be published to report on the progress of the development.

In Cardiff, where work on St David's 2 will start in 2006, a visitor centre has been established where local people can view the model and learn more about the different elements – residential, shopping, the new department store, state-of-the-art library – that make up the project. Specific leaflets have been produced to explain the service diversion works that have been taking place over recent months.



Public consultation in the Westgate Mall.


The Westgate Partnership
Westgatenews
Our vision for the design of the new Westgate...
King's Reach
Transforming Eldon Square
New bus station
New facilities
New shops
190 Strand
St David's 2 Cardiff
St David's Partnership

Ongoing regeneration at Braehead

The regeneration of CSC's land adjacent to the River Clyde between Braehead and Renfrew advanced significantly during the year with the implementation of the next phase of our regeneration project – a brand new 7 acre public park called Clyde View Park and the re-opening of Kings Inch Road as a new four lane boulevard, connecting Renfrew town centre, the Renfrew ferry and Braehead shopping centre. The new road will improve traffic management and play a key role in servicing new offices, Xscape Braehead and nearly 2,000 new homes.

Clyde View Park, named by a local resident, is the first new park to be built in the West of Scotland since 1994. Featuring fountains, paths, cycleways, play areas, picnic areas, artwork, green space and a riverside walkway, it has been designed to encourage natural wildlife, flora and fauna, including an otter's holt to help the laying up of otters in the Clyde.



A sustainable approach in Oxford

CSC's proposals for Westgate in Oxford incorporate the latest design and construction techniques to encourage an environmental approach to the use of the building and will aim to achieve "Very Good" ratings for BREEAM for Retail and EcoHomes for the residential element. The design process capitalises upon opportunities to use resources and materials in a sustainable manner, for example, the efficient use of energy, the use of materials from renewable sources, the management of waste through the life cycle of the development, and the use of recycled or reclaimed materials. The heart of the scheme will comprise naturally ventilated streets, with glazed roof areas and shading designed to optimise daylight levels whilst preventing overheating in the summer months. Retailers will be encouraged to use energy efficient measures as part of their fit-out and the roof of the Market Building, in particular, has been designed to maximise these opportunities. Other initiatives under consideration include:

- high efficiency lighting with daylight sensors;
- natural ventilation to the above ground car park with fume sensor controlled operation of fans serving the below ground areas;
- borehole heating and cooling, combining "free-cooling" and high efficiency heat pumps to reduce energy consumption;
- a "green roof" over the Garden Building to rescue solar gain, minimise rainwater run-off and provide a local habitat;
- solar panels for the generation of hot water for public toilet and centre management areas;
- rainwater collection for landscape watering and for use with the public and centre management toilets.


Rainwater Collection System
Green Roof
Solar Panels
WCs
Drought Period Watering
Hot Water Storage Tank
Rainwater Storage Tank
Cold Water Supply from Tank
Cold Water Supply to Toilets
Hot Water Supply to Toilets

Energy

We have made substantial progress during 2005 on our programme of improving energy efficiencies throughout our investment properties. Measures that we introduced in 2004 have been successful in reducing energy consumption and we aim to continue this trend in future years, subject to external climate factors being broadly consistent.

It is important to note that, by its very nature, a property portfolio is always changing and year on year figures are therefore unlikely to be strictly comparable. We propose to continue to report our total energy use, highlighting major portfolio changes where appropriate.

UK shopping centres

We continue to build on the achievements in previous years and to identify opportunities to improve energy efficiency through monitoring at our 10 directly managed UK shopping centres.

Comparing 2005 to 2004, we have achieved a 3 per cent reduction in energy consumption, despite longer trading hours at most centres and an increase in managed space and facilities. The reduction in consumption translates into a saving of 686 tonnes of carbon dioxide (CO_2), an improvement of 1.7 per cent on 2004. This is a commendable achievement, even though our figures were helped by another comparatively mild winter.

Only MetroCentre increased energy consumption and this was due to the opening in October 2004 of the New Red Mall, which comprises additional retail and associated mall space, a new 1,100 space multi-storey car park and an enclosed Transport Interchange. In addition, night work took place there from January to September 2005 on the programme of retiling and other refurbishment works in the malls which necessitated additional lighting and heating. Night work was necessary to ensure minimum inconvenience to our retailers and shoppers.

The half-hourly metering supply (over 100 kWh) at eight of our centres is certified 100 per cent supplied from renewable sources via generation that is exempt from the Climate Change Levy which reduces the CO_2 emissions. This represents approximately 82 per cent of the electricity consumed at nine centres excluding Chapelfield.

We have set targets at centre level for 2006 and aim to achieve a reduction of 5 per cent in energy consumption across the directly managed UK shopping centre portfolio.

Electricity and gas consumption

101 million kWh
38,691 tonnes of CO_2

(104 million kWh 39,377 tonnes of CO_2 – 2004)
– for nine directly managed UK shopping centres

27.2 million kWh
7,922 tonnes of CO_2

(29 million kWh 8,471 tonnes of CO_2 – 2004)
– in the UK commercial properties

During the year we acquired an interest in two shopping centres which continue to be operationally managed by our partner, Prudential. We are liaising with them on CSR related issues; they are monitoring energy usage and have a waste recycling programme in place. CO_2 emissions for the two centres for the six months since our interests were acquired to 30 September 2005 amounted to 4,679 tonnes.

Last year, we jointly funded a Carbon Management Scoping Study with the Carbon Trust. This Study involved the Trust and its consultants undertaking a full review of the UK shopping centres to identify areas of potential energy saving and efficiency options. We are now proceeding with the recommendations of that study to the next phase of a full Carbon Management strategy with particular emphasis on our new development at Oxford.

UK commercial properties

We continue to improve our systems for the collection of energy-use data where we control the supply, generally in the common parts of multi-let office premises. In 2005, carbon emissions, based on actual meter readings and estimates where necessary, amounted to 7,922 tonnes of CO_2, a reduction of 6 per cent compared with 2004.

Recycling initiatives

The Chimes

In 2005, The Chimes recycled 27 per cent of its waste, an increase from 13 per cent the previous year. This was achieved by widening our recycling to include office paper, car park tickets, magazines, wood and plastic. In addition, new, more efficient baling equipment for cardboard and plastic was introduced during the year and there was a reduction of 23 per cent in the number of waste contractor vehicle movements.

Centre management and cleaning staff increased retailer awareness of recycling initiatives through an active communication campaign and information about the centre's recycling is promoted through the internal retailer "Chimes Chat" magazine. In particular, the retailers are actively supporting the Paper planet recycling scheme for posters, glossy brochures, etc.

The Glades

As a significant part of the Bromley community, The Glades has been passing on its recycling expertise and has been supporting Ravensbourne School in helping students to understand more about waste and recycling. The Glades team has visited the school to talk about our approach and the students and teachers have visited the centre to see recycling in action. The centre has also provided recycling vessels for communal areas of the school and supported competitions to encourage recycling by the students.



Waste

In 2005, we set individual targets at eight UK shopping centres for on-site waste segregation and recycling (we do not handle retailer waste at Eldon Square). The aim was to double the performance for 2004 and recycle 34 per cent across the group. We achieved a creditable 29 per cent for the full year, and exceeded the 34 per cent target in the second half of the year when our new initiatives were fully operational. Overall we handled 800 tonnes more waste than in 2004 but 1,100 tonnes less was disposed of as general waste, an increase in segregated waste of over 1,900 tonnes.

For the second year in succession, The Glades was the top performing centre, recycling just under 50 per cent of their waste. The greatest improvements were shown by The Chimes, from 13 per cent to 27 per cent and The Harlequin, from 26 per cent to 41 per cent.

We are confident that we will continue to increase the proportion of waste that we segregate on site, particularly as our initiative is gaining the support of many of our retailers. We have therefore set the centres challenging targets for 2006 resulting in a collective target of 40 per cent.

The UK shopping centres continue to introduce new recycling streams, which now include cardboard, paper, wood, metal, glass, polythene and plastics as appropriate to local demand. We are trialling other initiatives such as recycling magazines and other redundant retailer marketing material, coat hangers and providing facilities for use by shoppers to recycle paper, glass and aluminium. We are negotiating with a company to take away retailers' surplus roll cages for refurbishment and reuse.

It has always been our preference to dispose of residual waste through energy from waste ("EFW") but our progress continues to be frustrated by a lack of suitable facilities in appropriate locations. Since we reported last year, we have been excluded from the EFW facility that accepted waste from one of our largest centres and this has had an adverse effect on our progress towards our stated aim. As a consequence, the proportion incinerated for energy has fallen from 43 per cent to 19 per cent and that sent to landfill has increased from 36 per cent to 51 per cent. Even when we can access EFW sites, the operators charge more than twice that of the landfill equivalent, far in excess of the landfill tax burden.

Waste handled

15,800 tonnes
(15,000 – 2004)

29%
recycled (19% – 2004)

19%
incinerated for energy (43% – 2004)

1%
incinerated (2% – 2004)

51%
sent to landfill (36% – 2004)
in eight UK shopping centres

Waste disposal is a serious problem and we welcome the Government's publication of a consultation paper on the subject.

We have engaged a specialist consultancy to advise on sustainable initiatives and collate the waste and recycling figures on our behalf. They carried out audits at the shopping centres in January and November 2005. The first audit reviewed the waste management and recycling practices in place at each centre and provided advice and recommendations. In November, they revisited each centre to review progress and to audit the figures reported in this document.

Water

Whilst we are not large users of water at our shopping centres, we continue to take opportunities to reduce water consumption, and initiatives such as measured flow water fittings and dual control flush on toilets have been introduced as refurbishment takes place. We have however encountered a number of obstacles in the collection of robust data for water consumption. At one centre the water company has changed its approach and we are now held accountable by the supplier for all water used at the centre, including retailer consumption. At another centre the water meters are not easily accessible, making reading physically impossible. We are solving this problem by the installation of electronic reading instrumentation. Billing inconsistencies continue to cause problems and consequently the data we report this year remains incomplete. However, we estimate that for eight centres, water consumption was 159,500m^3. We are now establishing an internal water meter reading programme which will provide base line data for the future.

USA

Our investment portfolio in California, USA predominantly consists of four shopping centres and offices in prime downtown locations. We have been collecting energy data for the nine months from the beginning of 2005 to the end of the CSR data year. Electricity usage in four shopping centres and the office portfolio was 18.169m kHw and the water consumed was 62.408m US gallons. Waste data in respect of both the shopping centres and offices is not available on a consistent basis due to the different bases adopted by local authorities for collecting waste. It is our intention to develop the systems for collecting this data.

Transport and travel

The provision of a comprehensive range of travel options is a key element of our approach at all our major properties. In the planning of new schemes, we work closely with the local transport operators, local authorities and Central Government to identify opportunities to introduce improved public transport facilities. Our Sustainable Travel Manager is ensuring the ongoing promotion of sustainable travel both through existing centres and in the new developments.

With increasing pressures on the road network, work has continued throughout 2005 on joint promotions with public transport operators to encourage more of our customers to arrive by public transport.

Travel Plans have been produced at MetroCentre and Chapelfield and actions from these Plans are now being implemented; appropriate plans will be rolled out at other centres during 2006 and 2007.

Car sharing

Working with the Local Authority, The Potteries is supporting and promoting a city wide car sharing scheme. The Stoke-on-Trent Share a Lift Scheme, started in 2005 and reached its 500th member in December. Posters, leaflets and newsletters are available at the Council Offices and in the shopping centre, giving workers all the information they need about the Scheme and how they can get involved. The intention is to develop the Scheme by providing a dedicated computer at the Customer Service Desk which can be used by shop and centre staff to log in and find possible matches with whom to share lifts to and from work. Members are incentivised by a monthly prize draw; November's prize winner won £50 of Potteries Shopping Centre Gift Vouchers. Lakeside Shopping Centre is working on the introduction of Lakeside Liftshare in support of the Thurrock Council's Green Travel Plan and it is hoped to launch the scheme in the new year.


OPEN
til 9PM
TUESDAY &
THURSDAY

2005 Transport links to our UK shopping centres

	Shoppers not using cars*	Bus station	Bus stops	Number of buses per year†	Coach park	Coach visits per year	Railway within 10 mins walk	Number of trains per year	Taxi rank	Cycle parking	Other transport	Car visits per year‡
Lakeside	11%	✓		110,725	✓	715	on site	26,876	✓	✓		7,677,500
MetroCentre	23%	✓		434,000	✓	3,811	on site	32,760	Freephone	✓		7,253,900
Braehead	23%	✓		256,446	✓	549			✓	✓	river bus	n/a
The Harlequin	28%		✓	192,000			✓	10,800	✓	✓		3,478,500
The Glades	51%		✓	273,527			✓	76,990	✓	✓		1,527,400
The Chimes	38%		✓	260,566			✓	63,221	✓	✓		1,728,400
Eldon Square	72%	✓	✓	236,696			✓	168,000	✓	✓		589,300
Victoria Centre	71%	✓	✓	555,894		60	✓	81,253	✓	✓		1,427,000
The Potteries	34%		✓	72,023		15			✓	✓		1,028,000
Chapelfield	59%		✓	400,000					✓	✓		n/a
Manchester Arndale	65%	✓	✓	220,222			✓	n/a	✓	✓	Metrotram	n/a
Cribbs Causeway	7%	✓		190,000	✓	525			✓	✓		5,350,700

*Figures from customer surveys, footfall counters, etc †Estimate ‡Centre car parks n/a Figures not available

Car sharing schemes result in cheaper travelling costs for employees, and less traffic on the roads, thus reducing pollution. We are piloting their introduction at our shopping centres, working where appropriate with the local authority.

Business travel and staff commuting

Active management of the property portfolio, which is core to the success of our business, requires frequent visits by our staff to our shopping centres, retail and office properties.

A significant proportion of our business travel needs are supplied by public transport, and staff are encouraged to make use of public transport facilities where these are a viable option relative to the requirements of our business. Air travel is utilised where it is the only realistic option available.

The majority of staff located at London office utilise public transport when commuting and we provide storage and facilities for those using bicycles. Employees at our shopping centres commute utilising the most appropriate mode of travel.

Transport initiatives keep Norwich moving

Long before Chapelfield welcomed its first shoppers in September 2005 transport and travel were high on the agenda. Chapelfield is a major new development in the city of Norwich and it was obvious that managing an influx of thousands of additional shoppers together with all the new staff working at the centre would put some strain on the city's already stretched transport infrastructure. Working with the local community a number of innovative solutions were developed.

CSC's Sustainable Travel Manager drew up a Travel Plan for Chapelfield in consultation with representatives from a range of local businesses and the Local Authorities. The plan was submitted to, and approved by, both Norfolk County Council and Norwich City Council.

Several key initiatives were developed and delivered, including: an additional Park & Ride site to the south west of Norwich; the installation of a new pedestrian crossing linking Chapelfield with the residential area to its south; discounted travel for staff using bus and Park and Ride facilities and the production and distribution of two guides to the sustainable travel options within Norwich and from surrounding areas. They are entitled "Working at Chapelfield" and "Coming to Chapelfield" and highlight the whole range of transport choices from walking and cycling to public transport options and car share.

The "Working at Chapelfield" travel guide was produced in partnership with JobCentre Plus and launched at the Recruitment Fair in May to assist and encourage potential employees in making a sustainable choice of travel to work. The guide continues to be used at Job Centres throughout the region and Linda Fisher from JobCentre Plus won the regional recruitment award for "Best Consultant" for her work with Chapelfield and securing 1000 jobs during the campaign. "Coming to Chapelfield" was then produced as a customer guide and is available at the centre and through various outlets.


Coming to work at Chapelfield
Coming to
Chapelfield

Health & Safety

Liberty International places the highest importance on the Health and Safety ("H&S") of its employees, occupiers and shoppers. We are committed to delivering high standards across all aspects of our operations and are acutely aware of the paramount need to offer our shopping public a secure and safe environment in which to shop. Every practical step is taken to achieve this objective and we work with the local police and industry bodies to ensure we respond to heightened security alerts.

Our H&S policy is overseen by the Board and implemented through a H&S management system which promotes a strong culture of safety consciousness across the organisation. Currently we have three H&S Committees comprising representatives from all levels of the business. The role of the Committees is to review new legislation, oversee H&S progress and review a full accident report. Additionally, a H&S Forum is established in each shopping centre.

We have a programme of H&S awareness training; such issues form part of our induction procedures and are reinforced through additional job related courses. Currently Health & Safety issues are reported to the Board through line management.

We believe that we comply with all relevant legislation and have a process in place to monitor any changes. We continue to work to ensure that the disabled facilities in our properties meet the requirements of our shoppers and occupiers. We upgrade our facilities whenever possible and we believe all our premises are DDA compliant. Following the completion of an asbestos audit across the portfolio, management procedures are in place where necessary. In preparation for the new fire regulations, Marsh Risk Consulting carried out fire audits at our directly managed shopping centres and has reported that a good and comprehensive standard of fire risk management practice is in place and that fire safety practices are of a high standard.

Performance

Our performance is monitored by external independent advisers, National Britannia. We keep detailed records of any accidents and are pleased to report that our low level of incidents has continued in 2005. Whilst, with over 200 million customer visits per annum to our shopping centres, minor "slips and trips" inevitably occur, reportable (RIDDOR) accidents for 2005 continued to be low at 19 (2004 – 39). In respect of our 862 employees there were 6 reportable accidents (2004 – 4). This is encouraging but we are not complacent and our target is to continue to work to improve still further the statistics.

External contractors engaged at our shopping centres and other properties, are required to provide full details of their competence to undertake the work before being granted a "permit to work" by our management staff.

National Britannia carry out annual review visits to all directly managed UK shopping centres and, in addition, unannounced visits are undertaken in order to audit the due diligence file and to check that the interactive H&S management system is being operated properly.

Review

During 2006, we intend to carry out a review of our Health & Safety management and reporting to the Board.

Related policy

Health & Safety

Policies are available on www.liberty-international.co.uk

The Value of People

Our employees are central to the success of our business and the delivery of a high quality service for our shoppers and occupiers. We have a comprehensive set of policies that embody our approach to our employees and establish the framework for the high standards of behaviour and values that we expect. The development and implementation of these policies is overseen by our Chief Executive in conjunction with the Remuneration Committee and the Board of Liberty International. Human Resources are formally reported as part of the Board agenda.

Policies

The overarching policy, our Business Code of Practice, sets out our approach to ethics. The Importance of People policy brings together our key objectives for our employees and how we aim to implement them, and the human resources policies address particular issues. These are set out in the panel below and can be found in full on our website. We have also reviewed our HR policies against the requirements of the UK Human Rights Act to ensure compliance. Whilst we believe in informality, our policies are designed to ensure that we continue to comply with both legislation and best employment practice.

Working environment

We provide a working environment which is stimulating and challenging, giving employees opportunities to reach both personal and professional goals whilst delivering business targets. We have strong corporate values of integrity and professionalism, and a firm belief in an open culture. We aim to bring out the best in people, by providing them with clear objectives, ongoing feedback and allowing them to be as innovative and creative as possible.

This working environment is essential to achieve our objectives, to attract and retain excellent employees, recognise their value to the business and enable their personal development. We operate a non-discriminatory employment policy, and full and fair consideration is given to every application for employment from all parts of society. We recruit the best person for a vacancy from the rich diversity of our local communities.

Staff turnover

The company has an experienced core senior management team which leads our employees to deliver outstanding results for shareholders. We recognise that there is a risk to the business of members of senior management leaving the organisation. We aim to reduce this risk by continuing to develop our employees at all levels. We consequently have a low staff turnover at a senior level and our incentive schemes for key employees establish performance hurdles which are linked to key business objectives including, where appropriate, CSR related issues. Succession planning issues for our senior management are considered by the Nomination & Review Committee and the Board.

Shopping centre operations

We strive continually to improve the value of services delivered to retailers and customers and during 2005 CSC carried out a comprehensive review of operations at our shopping centres, involving input from both employees and external service providers. Nearly 50 per cent of our shopping centre operations departments were already outsourced and following the review, we have decided to further streamline our operation and extend the use of external specialist providers to deal with all security, cleaning, car parks, customer services, technical services and some associated administration. Following a rigorous selection process, we have selected three companies to work with in the future. Each has demonstrated the ability to deliver services of the quality and consistency we require at a competitive price.

Related policies

Business Code of Practice (see page 20)

The Importance of People

HR policies

Adoption Leave	Hospitality
Data Protection	Information and Communications – Acceptable Use
Discipline & Capability	Maternity Leave
Dismissal	Parental Leave
Equal Opportunities	Paternity Leave
Gifts	Time Off for Dependants
Grievance	Whistleblowing
Harassment	Working Time

Policies are available on www.liberty-international.co.uk

At 31 December 2005

884*
Total number of employees including 51 casuals

79%
Full-time

15%
Part-time

6%
Casual

6
Number of grievances

0
Number of whistleblowers

*These numbers will reduce during 2006, reflecting the transfer to external service providers as set out above under "Shopping centre operations".

Pension scheme membership

78%
of management

64%
of eligible employees

Employee retention

86%
of management

81%
of all employees

Female employees

34%
of management

41%
of all employees

Internal promotion

49%
of management vacancies filled internally

They use modern working practices and have a commitment to staff development. An in-house senior management team will continue to oversee the efficient operation of each centre and to lead the centre team which in future will comprise both directly employed and outsourced employees at all centres. A Transfer of Undertakings (Protection of Employment) "TUPE" consultation process is underway and the changes will be implemented during 2006. Following completion of these changes, it is anticipated that the staff directly employed by the group will be reduced to approximately 330 from 833. This reduction in the number employed will not materially alter the statistics in the box opposite except that the total percentage of female staff will increase to approximately 50 per cent.

Internal promotion

We encourage internal promotion. During the year, we have reaped the reward of our ongoing training and development plans with 49 per cent of our management vacancies filled by promotion. New Liberty International PLC executive directors, Kay Chaldecott and Richard Cable, have 21 and 18 years' service respectively; Martin Ellis and Caroline Kirby, who were appointed to the Capital Shopping Centres PLC Board, have worked for the group for five and 11 years respectively.

Remuneration

Liberty International aims to recruit and retain first class employees through appropriate overall benefits packages. Salaries for Directors and key employees are considered and reviewed annually by the Remuneration Committee, taking into account comparative salary data.

We encourage employee share ownership and details of bonus and long-term incentive arrangements are included in the 2005 Annual Report (page 70).

We also provide a range of benefits including life insurance, and pension benefits.

Induction, personal development and training

A comprehensive induction process ensures that new staff are provided with an appropriate and detailed understanding of the aims and objectives of our business and the importance we place on business ethics, health and safety and customer service. Induction folders and employee handbooks give detailed information on all internal procedures, processes and policies.

The group supports and encourages the personal development of employees. All employees are set objectives when they join the company and work with their line manager towards meeting them. The objectives are for both professional and personal development and, where possible, targets are measurable.

The aim of our training is twofold: to equip employees with the skills to perform their current role and also to develop them both personally and professionally. Our programme ensures that our employees have up to date training, based on needs identified between employees and their managers. In 2005 the total number of days spent by our employees training was 1,099.

Employee opinion research

We believe that we have an environment where employees feel that they can speak about the issues that matter to them. In 2006 we intend to gather some formal employee feedback in respect of our HR policies, procedures and practices and in other areas such as our CSR initiatives.

Employee communication

Every year we review our contracts of employment, employment policies and procedures. In 2006 we are planning to further improve on the format and presentation of these documents.

Staff are regularly provided with details of Share Incentive Plan and other bonus shares, outstanding share options, and their pension benefits.

Each year, the Chief Executive and other senior executives give presentations on the company's annual and interim results to our employees at all levels and other presentations and briefings are held during the year to discuss our objectives and progress. The Report & Accounts and CSR documents are distributed throughout the company and all press releases, job vacancies and other useful internal information are broadcast on the group's intranet.



Internal promotion

Vicki Sweet, who has recently taken up the position of Operations Manager at The Harlequin, is an example of our policy of supporting employees in their professional development and promoting staff wherever possible.

Vicki has long experience in retail, starting her career with C&A in 1989 as a payroll assistant. During the next 12 years, she undertook a variety of roles to develop a good all-round knowledge of the retail business including Facilities Management, Personnel Officer and finally national Customer Service Manager.

Joining Lakeside in 2001 as Customer Service Manager, Vicki soon took on the additional responsibility of event management within the marketing team. Recognising that her strengths lay in the operational side of the business, Vicki was moved to the role of Service Manager in 2004 and was successful in applying for the vacancy at The Harlequin in 2005. As her interest in the industry developed, she decided to study for the British Council of Shopping Centres Diploma in Shopping Centre Management, sponsored by CSC, and is about to start the final year.

Vicki says "Working for a retailer for so many years and then moving to the property industry has been extremely interesting. I have developed an excellent understanding of the whole process and this enables me to establish good links with our retailers, having experienced their side of the fence! Working for CSC at Lakeside has enabled me to develop my career and I'm very excited to move into my new challenge of Operations Manager at The Harlequin."

Policies

Business Code of Practice
Liberty International, through Capital Shopping Centres, is the leading owner and manager of regional shopping centres in the UK. In addition, the company owns, through Capital & Counties, a portfolio of high quality retail and commercial property in the UK and USA.

All the parties with whom we have dealings – our employees, shareholders, investment partners, local authorities where we have property interests, retailers and other occupiers, suppliers and the general public – should feel confident that Liberty International is a company they can trust. As a FTSE 100 company, we value our reputation, not least as a vital component of long-term success.

Creating, building and maintaining that trust requires a strong and long-term commitment to high standards of ethics throughout the entire business. Ethics encompass and inform all aspects of Liberty International's business through to our relationships with stakeholders, our attitude to the environment, the quality of the services and facilities we supply, how we interrelate within the communities in which we operate, together with our procurement and employment polices. A sound and well-developed code of business ethics is a prerequisite of a successful business and our aim is that it should be firmly embedded in the culture of Liberty International and its group companies.

We produce an annual report on Corporate Social Responsibility ("CSR") stewardship for shareholders and other stakeholders. Its content demonstrates that we take CSR seriously. We have a long history of a responsible and forward-looking approach to sustainability and, throughout the group, we actively promote business practices that protect the environment. Within our human resources policies, we provide induction and training courses for our employees covering, inter alia, environmental issues, customer relations and Health & Safety.

Liberty International operates in a way that recognises the important role that its properties play in local communities, and we provide members of the public who visit our shopping centres with a safe, healthy and comfortable environment and the widest choice of retailers and amenities. Where terms are appropriate, we look to procure goods and services from local suppliers, and our policy is that payments are made promptly in accordance with the conditions of the relevant contract.

Our core business activities constantly involve us with the public sector in many forms and, in particular, with local authorities of all political persuasions. As a matter of policy, we do not contribute directly to political parties. Facilitation payments, other than those officially recognised through Planning processes, are not permitted.

We have a Whistleblowing Policy in place to ensure that our employees know who to contact should they suspect any form of malpractice. We take appropriate action to eradicate any form of improper practice which is brought to our notice.

We are committed to obeying all relevant laws and regulations in the countries where we operate.

We expect our employees to adopt high standards of behaviour in dealing with suppliers, especially regarding gifts involving pecuniary benefits or benefits in kind. Guidance notes have been issued to employees and are updated as appropriate. In addition, internal rules govern employee dealings in the shares of Liberty International.

CSR Policy
Liberty International is a major FTSE 100 property group owning Capital Shopping Centres, the UK's leading shopping centre business, and Capital & Counties, a retail and commercial property investment and development company. We are focused on providing high standards of service to our shoppers and occupiers.

We have long recognised the mutual benefits of incorporating the principles of sustainability into our business. For Liberty International, Corporate Social Responsibility ("CSR") is our contribution towards sustainable development by considering environment, social and stakeholder issues in formulating our business objectives. Land is a scarce resource, and our skill is in continuing to develop and manage it in a sustainable manner to create maximum value for all our stakeholders.

We recognise our responsibility towards the environment and the need to meet all legislative requirements. We aim to use natural resources both efficiently and effectively and to protect valuable habitats and ecosystems. Our strategy is to enhance the quality of life of those communities where we operate and where we are an employer. This means developing a constructive partnership approach with local, county and regional authorities, supporting where practical their sustainable development objectives, and complying with applicable regulations. We aim also to communicate with our suppliers of goods and services and to involve them in the understanding and implementation of this policy, working in partnership to deliver the highest standards.

In our dealings with customers – shoppers and occupiers – our policy is to provide high standards of service and safe environments in which to shop and work. We are committed to comply with employment laws and to maintain a clean, safe and healthy working environment that provides appropriate benefits, training and personal development. We do not discriminate, we recognise equal opportunities and encourage an open culture and the involvement of all employees.

Our primary driver is to create value for our shareholders and we aim to communicate and report regularly on our progress in an open and transparent way. We need to encourage understanding, support and participation from all our stakeholders in the value created by our approach to Corporate Social Responsibility. We will continue to apply appropriate governance processes to deliver our CSR objectives.

All our policies are available on www.liberty-international.co.uk

External recognition

During the year, we and our staff received awards from many independent bodies, reflecting our determination to maintain the highest standards.

Reporting
BDO Stoy Hayward Property Accounts Award 2005 – Silver Award – Liberty International

Customer Service
Tom Hillier Award 2005 – Braehead Shopmobility
Loo of the Year Awards 2005 –
The Chimes – *Public disabled toilets*
Braehead – *Baby change facilities*
Harlequin – *5 star award*
Lakeside – *5 star award*

Security and Health & Safety
Association of Chief Police Officers – Park Mark Safer Parking Award (previously Secured Car Park Award)
Braehead (seven car parks)
Lakeside
MetroCentre – Red multi-storey car park
The Chimes
The Glades
The Harlequin (seven car parks)
The Potteries
Victoria Centre

British Safety Council 5 star award
MetroCentre – for the third consecutive year

Training
Sceptre Young Achiever of the Year 2005 –
Braehead's apprentice, Paul Webster

BiTC Big Tick Award
MetroCentre – Safer Shopping Partnership

National Clean Air Award
Eldon Square – for achieving non-smoking status in its malls (which are adopted streets)

Benchmark indices

FTSE4Good
Business in the Community – Top Hundred Companies
Business in the Environment
JSE SRI Index
Morley Sustainable Investment
Storebrand SRI – Best in Class



FTSE4Good

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI



Sceptre Young Achiever of the Year
Paul Webster, 17, won this award presented by Fiona Perrin of sponsor Rentokil, for his work as a first year modern apprentice at Braehead. His apprenticeship in facilities maintenance means he attends college and receives on-the-job training at Braehead in heating, ventilation, air conditioning, electrical work, plumbing and gas fitting. The Sceptre Awards, organised by Shopping Centre Magazine, recognise best practice and best people in the industry. Paul is the youngest person ever to have won a Sceptre award.



BiTC
MetroCentre have won a Big Tick Award for their work in reducing crime, with excellent results showing that vehicle crime has reduced by 93 per cent.

The Award, championed by Business in the Community, was given for the MetroCentre Safer Shopping Partnership, a partnership between MetroCentre Management, the police, and our security provider and MetroCentre's retailers and several other outlying commercial enterprises.

Traditionally, crime at the Centre has been relatively low considering its size. In 2001, however, MetroCentre Management decided to harness the crime fighting elements and bring them together to form one united front.

Since the partnership formed, commercial crime has almost halved and vehicle crime has reduced by 93 per cent, attracting greater visitor numbers. The reduction in crime has allowed police more time to devote to the wider community.

MetroCentre's winning team.



Performance indicators

All indicators are Global Reporting Initiative (GRI) core indicators unless stated otherwise and, where appropriate, cross reference to other CSR indicators is shown (such as those from BiTC, FTSE4Good)

Economic Performance

GRI Reference		2005	2004
	Direct Economic Impacts: Customers		
EC1	• Turnover	£434 million	£393 million
	• EBITDA (excluding valuation movements)	£286 million	£245 million
EC2	• Breakdown of markets by turnover	UK 92%, USA 8%	UK 93%, USA 7%
	Direct Economic Impacts: Suppliers		
EC4	• % contracts paid in accordance with agreed terms	100%	100%
	Direct Economic Impacts: Employees		
EC5	• Total payroll	£30.6 million	£29.1 million
	Direct Economic Impacts: Capital		
	• Total value of gross assets	£7.3 billion	£6.0 billion
EC7	• Increase in earnings per share (adjusted)	10%	5.7%
EC6	• Breakdown of capital	See Annual Report pg 51	See Annual Report pg 43
	Direct Economic Impacts: Public Sector		
EC8	• Total sum of taxes paid	£34.9 million	£25.4 million
EC10	• Donations made (including community support)	£643,000	£601,750

Environmental Performance

GRI Reference		2005	2004
	Environmental: Energy (also BiTC, FTSE4Good indicator)		
EN3	• Direct energy use (UK directly managed shopping centres)	101 million kWh	104 million kWh
	• Associated carbon dioxide emissions from direct energy use (UK directly managed shopping centres)	38.691 tonnes	39,377 tonnes
	• Direct energy use (UK commercial properties)	27.2 million kWh	29 million kWh
	• Associated carbon dioxide emissions from direct energy use (UK commercial properties)	7,992 tonnes	8,471 tonnes
EN5	**Environmental: Water (also BiTC, FTSE4Good indicator)**		
	• Total water use (UK shopping centres)*	159,500m³	253,500m³
	• Total water use (UK commercial properties)	64,000m³	64,900m³
	Environmental: Waste (BiTC, FTSE4Good indicator)		
	• Total waste handled (UK directly managed shopping centres)	15,800 tonnes	15,000 tonnes
	• Breakdown of waste disposal routes (UK directly managed shopping centres)	29% recycled 19% incinerated for energy 1% incinerated 51% sent to landfill	19% recycled 43% incinerated for energy 2% incinerated 36% sent to landfill
	Environmental: Biodiversity (BiTC, FTSE4Good indicator)		
	Additional Indicators		
EN6	• Location, size of land owned, leased, managed in biodiversity rich habitats	None	None
EN25	• Impacts of activities and operations on protected/sensitive sites	None	None
EN16	**Environmental: Compliance (also BiTC, FTSE4Good indicator)**		
	• Incidents of and fines for non-compliance with all environmental legislation	None	None
EN34	**Environmental: Transport (also BiTC, FTSE4Good indicator)**		
	Additional Indicators		
	• Significant environmental impacts of transport: associated carbon dioxide of travel to and within work	Not re-assessed in 2005 (survey conducted in 2003)	Not re-assessed in 2004 (survey conducted in 2003)
	• Breakdown of travel to shopping centres by shoppers	see page 16	see page 13
	Environmental: Brownfield (BiTC indicator)		
	• % of land developed on brownfield	100%	100%

* 2005 – eight centres, 2004 – nine centres

Social Performance

GRI Reference		2005	2004
	Social, Labour Practices and Decent Work: Employment		
	Core Indicators		
LA1	• Breakdown of workforce at 31.12.05	833 + 51 casual 79% full-time 15% part-time 6% casual	787 79% full-time 15% part-time 6% casual
	Additional Indicators		
LA12	• Local employment used	All	All
	• Employee benefits – eligible employees pension scheme membership	64%	62%
	Social, Labour Practices and Decent Work: Health & Safety		
LA5	• Practices on recording and notification of occupational accidents and diseases	see page 17	see page 15
LA6	• Description of formal joint H&S Committee comprising management and workforce and proportion of workforce covered by such committees	see page 17	see page 15
LA7	• H&S performance	6 RIDDOR in 862 employees	4 RIDDOR in 787 employees
	Social, Labour Practices and Decent Work: Training and Education		
LA9	• Average hours/days of training per year per employee	1,099 days of training provided to employees	1,137 days of training provided to employees
	Social, Labour Practices and Decent Work: Diversity and Opportunity		
LA10	• Description of equal opportunity policies and monitoring systems to ensure compliance and results	see page 18	see page 14
LA11	• *Composition of senior management, including male/female ratio*	*34% female employees in management* 41% female employees overall	*31% female employees in management* 39% female employees overall
	Social, Society: Community Core Indicators		
SO2	• Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures to address issues including results of monitoring	see pages 8-11	see pages 6-9
	Additional Indicators		
SO4	• Awards received relevant to social, ethical and environmental performance	see page 21	see page 17
	Social, Society: Political Contribution		
	Core Indicators		
SO3	• Description of policy/procedures and mechanisms for managing political lobbying and contributions	Policy is to make no political contributions	Policy is to make no political contributions
	Additional Indicators		
SO5	• Amount of money paid to political parties	None	None
	Social, Product Responsibility: Customer Health & Safety		
	Core Indicators		
PR1	• Description of policy for preserving customer H&S during use of services and how this is applied and results of any monitoring	see page 17	see page 15
	Additional Indicator		
PR4	• H&S performance for shoppers (UK directly managed Shopping Centres)	19 RIDDOR per 210 million customer visits	39 RIDDOR per 175 million customer visits
PR5	• Number of complaints upheld by H&S regulatory bodies	None	None

BUREAU VERITAS EXTERNAL ASSURANCE SUMMARY STATEMENT


BUREAU VERITAS
1828

BUREAU
VERITAS

Objectives

Bureau Veritas has been commissioned by Liberty International to provide an external verification statement. The aim of this is to reassure Liberty International's stakeholders that the information presented within this 2005 Corporate Social Responsibility (CSR) Report is accurate, reliable and objective. We have also considered the completeness of the Report to ensure that it is balanced, has no significant omissions and that it provides a true reflection of the CSR impacts and performance of Liberty International over the last year.

The process we have used in this verification exercise is based on current best practice, such as that detailed in the Global Reporting Initiative (GRI), the Accountability Standard AA1000 and the Association of British Insurers (ABI).

Responsibilities of the verification provider – Bureau Veritas

The verifier is exclusively responsible for the contents of this Verification Statement. Liberty International has provided access to sites, records all data required and the verifier is confident that no material has been withheld.

Bureau Veritas provides CSR Strategy support and advice on CSR Report structure and alignment with best practice to Liberty International. However, we were not involved in the preparation of any of material or data included in the CSR Report.

Scope of the verification

This verification exercise has covered all CSR data and performance indicators used to describe Liberty International's performance and all factual statements regarding CSR initiatives, processes, systems and supporting information. This verification exercise has NOT covered economic data and information, company profile and information relating to Liberty International's non-UK business activities.

Methodology

Factual statements and data were verified at Corporate Head Office, Capital and Counties (C&C) and Shopping Centre level. Detailed site audits were conducted at two (out of 12) shopping centres (the Glades and the Victoria Centre).

The verification involved a series of interviews, document review, inspection of internal and external records, interrogation of databases and associated management and reporting systems. This involved challenging and substantiating the content of the material presented in the Report. The integrity and accuracy of aggregated data was tested by tracking sample data back to source.

Opinion of the verifier

Accuracy of Report

- We are satisfied that all factual statements contained within the Report are accurate.
- We are satisfied that the CSR data and performance indicators are reliable and an accurate reflection of data collected at C&C and Shopping Centre (CSC) level and collated by Corporate. We have generally found data collection systems to be robust and trends correct. However, some areas for improvement were identified. This has led to qualifying statements alongside the data and recommendations as appropriate.

Completeness, materiality and responsiveness of Report

We are satisfied that Liberty International has provided an accurate and balanced CSR Report. In general it has demonstrated a good understanding of its direct and indirect impacts which are aligned with its overarching CSR objectives. There are no significant omissions which could affect stakeholder's ability to make informed judgements or decisions about Liberty International's performance.

In terms of responsiveness, Liberty International has well-defined processes in place at an operational level to obtain feedback from and respond to stakeholders needs and expectations. This includes customer and retailer surveys, meetings, and consultation for development projects. Liberty International should provide further information on positive and negative feedback obtained and consider how to measure and report this.

Overall, Liberty International has made good progress in continuing to implement its CSR Strategy in 2005 – the final year of a three year programme. It has good governance processes in place at corporate level and communication across the business continues to improve. It has responded to the CSR audits that occurred at the shopping centres in 2003 and those resulting from last year's verification process by implementing many of the recommendations.

This Summary Verification Statement is supported by a full statement on Liberty International's website and by an Internal Management Report which contain detailed recommendations.

Tracy Oates

Tracy Oates
Corporate Responsibility
Business Manager

Ben Shuster
Consultant

Bureau Veritas is one of the UK's largest environmental and CSR consultancies. It has experience in the design, development, assurance and verification of corporate reports in a range of sectors. Several staff are registered with the Institute of Environmental Management and Assessment (IEMA) as qualified auditors and members of AA1000.

Glossary

Association of British Insurers (ABI) An industry association which explores public policy and other issues relevant to the insurance industry. The ABI has published guidelines on implementing CSR.

Association of Chief Police Officers Assists chief police officers to provide excellence in the leadership of the service; ensure a professional and ethical service is delivered to all communities; and provide professional advice to Government, police authorities, and other appropriate organisations and individuals.

Biodiversity Short for biological diversity, means the diversity of species, the diversity of the habitats in which they live, and genetic diversity within species.

Borehole A deep and narrow shaft in the ground to abstract water.

BREEAM Building Research Establishment's Environmental Assessment Method. This is used to assess the environmental performance of both new and existing buildings. It is regarded by the UK's construction and property sectors as the measure of best practice in environmental design and management.

British Trust for Conservation Volunteers A UK charity that supports practical ecological conservation work by volunteers.

Brownfield land Land that has previously been used for development.

Business in the Community (BiTC) This is a UK charity whose aim is to inspire, challenge, engage and support business in continually improving its positive impact on society.

Carbon Management is a tool for reducing an organisations impact on climate change through the management of its carbon emissions.

The Carbon Trust Launched in April 2001, this Government body works with businesses and the public sector to meet the UK's ongoing targets for carbon dioxide emissions; to improve the competitiveness of UK business through resource efficiency; and support the development of a UK industry sector that capitalises on low carbon technologies.

Climate Change Levy is a tax on industrial and commercial use of energy. The levy is designed to stimulate increased energy efficiency across business thereby reducing the UK's emissions of greenhouse gases.

Corporate Social Responsibility (CSR) This concept considers many aspects of a company's performance and risks associated with issues such as employment, environment, human rights, communities and business relationships and is a corporate's response to the sustainable development agenda.

Crime Concern is an independent, non-profit registered charity working to reduce crime in England and Wales.

DEFRA The UK Government Department for Environment, Food and Rural Affairs.

Disability Discrimination Act (DDA) An Act of Parliament put in place in 1995 which enforces the rights of and prevents the discrimination against disabled people in areas of employment, access to goods, facilities and services and property.

Ecohomes is an environmental rating scheme for homes, which seeks to the overall environmental performance of new and existing homes. It considers the broad environmental concerns of climate change, resource use and impacts on wildlife.

FTSE4Good FTSE4Good indices (part of the FTSE set of indices) have been designed to measure the performance of companies that meet corporate responsibility standards to facilitate investment in those companies.

Global Reporting Initiative (GRI) An international process whose mission is to develop and disseminate globally applicable sustainability reporting guidelines for voluntary use by organisations for reporting the economic, environmental and social dimensions of their activities.

Governance The management processes and systems that determine how decisions are made and a company is managed.

Green Roof is the term for covering the tops of buildings with plants, trees and grasses. A Green Roof has a range of environmental benefits, such as minimising rainwater run-off.

ISO 14001 An international standard on Environmental Management intended to assist organisations to achieve environmental and economic goals.

Job Centre Plus is a government scheme that provides help and advice on jobs and training for people who can work and financial help for those who cannot

Johannesburg Securities Exchange (JSE) is South Africa's Socially Responsible Investment Index. The Index measures commitment and performance in terms of environmental, economic and social impacts.

Life Cycle of a development encompasses the original procurement of raw materials, its refinements, manufacturing, shipping and installation, use and, disposal or recycling.

Morley Sustainable Investment A global fund management company and a leader in Socially Responsible Investment and Corporate Social Responsibility.

Newcastle Education Business Partnership works to promote, develop and support links between employers, schools and colleges.

Park and Ride schemes provide a means of travelling in and out of a town or city centre. Visitors park their car at a designated car park outside the town or city centre and travel in by a designated bus.

Prince's Trust A UK charity that helps young people through training, mentoring and financial assistance.

Retailer Handbook Reference book provided to each shopping centre retailer containing information on shopfitting procedures and the operation of the shopping centre.

RIDDOR Reporting of Injuries, Diseases and Dangerous Occurrences from the 1995 Regulations. These Regulations require an employer to report certain dangerous events to the appropriate enforcement body. Such events include fatalities, major injuries, injuries where employees are away from work over three days and a wide range of occupational diseases as well as an extensive list of other defined dangerous events.

Shareholders Individuals and organisations that own shares In Liberty International.

Shoppers and Occupiers Our customers – the tenants of our office, retail and shopping centres and their employees and visitors to our premises or those of our tenants.

Socially Responsible Investment (SRI) Investment decisions based on environmental and social factors, as well as financial returns. SRI balances the need for financial returns with the investment's potential impact upon the environment and society. Most major investors operate SRI funds, which will only invest in companies meeting predetermined environmental and social criteria.

Stakeholders Any person who is affected by, or has an effect upon an organisation. A stakeholder is also a person who perceives an effect as a result of an organisation's activities.

Storebrand SRI Best In Class Storebrand is a global financial service provider based in Scandinavia, with Socially Responsible Investment (SRI) at the core of its investment activity. "Best In Class" companies are those assessed by Storebrand as having the highest performance in terms of social policy and practice, and environmental policy and approach.

Sustainability/Sustainable Development Integrating economic, social and environmental policies to ensure a better quality of life for everyone, now and for generations to come.

Sword of Honour One of the top awards in safety. The Sword of Honour recognises organisations that implement safety systems that protect people, plant, equipment and the environment and increase productivity and profitability.

Travel Plan A package of measures used by an employer to encourage staff to use alternatives to single-occupancy car-use.

TUPE The Transfer of Undertakings (Protection of Employment) Regulations 1981, commonly known as TUPE, safeguard employee rights where businesses change hands between employers.

Whistleblowing Disclosing information about malpractice where the disclosure is in the public interest.

Designed and produced by Radley Yeldar

This document is printed on Mega Matt, using a chlorine free process, produced from 50 per cent pre and post consumer waste, Nordic Swan certified.

Feedback

We would welcome your feedback on this report.
Please send your comments to Margaret Harwood at Liberty International PLC, 40 Broadway, London SW1H 0BT, telephone 020 7960 1200, or email margaret-harwood@lib-int.com

This report is also available, together with the 2002, 2003 and 2004 CSR Reports, on our website: www.liberty-international.co.uk


CSC
CAPITAL
SHOPPING CENTRES


CAPITAL &
COUNTIES

Liberty International PLC
(Registered in England No 3685527)


LIBERTY
INTERNATIONAL

Notice of meeting and form of proxy

This document is important. If you are in any doubt as to the action you should take, it is recommended that you seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, in the case of shareholders registered on the United Kingdom section of the share register, is authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Liberty International PLC, please forward this document to the bank, stockbroker or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

Directors:
Sir Robert Finch, Chairman
D.A. Fischel, Chief Executive
A.C. Smith, Finance Director
J.G. Abel
D. Bramson
R.W.T. Buchanan
D.P.H. Burgess MBE
R.M. Cable
K.E. Chaldecott
G.J. Gordon (alternate: R.M. Gordon)
I.J. Henderson CBE
L. James CBE
M. Rapp
R.O. Rowley
J.I. Saggers

Registered Office:
40 Broadway
London SW1H 0BT

23 February 2006

Liberty International PLC Annual General Meeting

To the holders of ordinary shares and, for information only, to the holders of options under the company's share option schemes and to the Trustee of the 3.95 per cent convertible bonds due 2010.

Dear Shareholder

Annual General Meeting – Friday, 31 March 2006

Introduction

You will find enclosed the Annual Report and Accounts for the company's accounting year ended 31 December 2005. The Notice convening the 2006 Annual General Meeting is set out on pages 6 to 8 of this document. In case you are unable to attend and vote at the meeting, a form of proxy is provided as part of this document.

Ordinary business

Resolutions numbered 1 to 8 refer to items of ordinary business: to receive the accounts and the reports of the Directors and the Auditors, to declare a final dividend, to re-elect certain Directors and to reappoint the Auditors.

Re-election of Directors

We are pleased to propose the re-election as Directors of David Fischel, John Saggers and Robin Buchanan who are due to retire in accordance with the company's Articles of Association.

In accordance with the Combined Code on Corporate Governance issued by the Financial Reporting Council, Michael Rapp offers himself for re-election having served on the Board for more than nine years. Graeme Gordon also offers himself for re-election as he will, at the 2006 Annual General Meeting, have completed nine years' service.

Following a recent formal performance review of all Directors, I am pleased to confirm that the Board considers that each Director offering himself for re-election continues to make a valuable contribution to the Board's deliberations and continues to demonstrate commitment. The remaining Directors therefore unanimously recommend that all the aforementioned Directors be re-elected.

Brief biographies of those Directors who are seeking re-election are set out on page 9 of this Notice of Annual General Meeting.

Mr D. Bramson is retiring as a non-executive Director and will not be seeking re-election.

Reappointment of Auditors

The Board, on the recommendation of the Audit Committee, recommends the reappointment of PricewaterhouseCoopers LLP as Auditors to hold office until the next general meeting of the company at which audited accounts are presented.

Special business

There are four resolutions, numbered 9 to 12, which will be considered as special business at the Annual General Meeting. Further information relating to each of these resolutions is set out below:

Resolution 9 (an ordinary resolution) Approval of the Directors' Remuneration Report

Shareholders are invited to approve the Directors' Remuneration Report, which is included in the Annual Report and Accounts and provides details of the group's remuneration policy for Directors and Senior Executives. In accordance with the Directors' Remuneration Report Regulations 2002, the vote on this resolution is advisory and no Director's remuneration is conditional upon the passing of this resolution.

Resolution 10 (a special resolution) Purchase of own shares

A special resolution is proposed to grant the company authority to purchase its own ordinary shares in the market.

The Directors will seek authority, to expire at the Annual General Meeting in 2007 or, if earlier, on 30 June 2007, for the company to purchase its own ordinary shares in the market up to a total of 33,777,267 ordinary shares having an aggregate nominal value of £16,888,633.50, being 10 per cent of the current issued ordinary share capital. The maximum price which may be paid on any exercise of such authority per ordinary share is 105 per cent of the average of the middle market quotations as derived from the London Stock Exchange Daily Official List for the company's ordinary shares for the five business days immediately preceding the date of any purchase, and the minimum price is 50p.

If the company were to purchase any of its own shares under the authority conferred by this resolution, the Directors may consider holding them as treasury shares or the Directors may cancel the shares. Such a decision will be made by the Directors at the time of purchase on the basis of the company's and shareholders' best interests.

As required to be stated under the Financial Services Authority's Listing Rules, as at 20 February 2006, there were options outstanding to subscribe for 2,430,310 ordinary shares, some of which may be satisfied from the 2,394,935 shares which are held, as at 20 February 2006, in the company's Employee Share Ownership Plan. In addition, there were £111.3 million of 3.95 per cent convertible bonds outstanding which, if fully converted, would result in the issue of 13,910,625 ordinary shares. If the outstanding options and the bonds were fully exercised or converted, they would represent in aggregate 4.84 per cent of the existing 337,772,673 issued ordinary shares of the company.

If the buyback authority were exercised in full, that percentage would be 5.38 per cent of the reduced issued share capital of 303,995,406 shares.

The Directors consider it desirable and in the company's interests for shareholders to grant to the company authority to exercise this power, within certain limits, to enable the company to purchase its own ordinary shares. This authority would only be exercised as and when conditions are favourable, and any shares purchased will either be cancelled or held in treasury.

Resolution 11 (a special resolution) Amendments to the Memorandum and Articles of Association

Under the current Articles of Association of the company, the company indemnifies its Directors against liabilities incurred by them in connection with the performance or exercise of their duties and powers as a Director or in connection with their office as a Director "so far as the legislation allows". Until April 2005, indemnification was only permitted once judgment was given in favour of a Director or a Director was acquitted. The Companies (Audit, Investigations and Community Enterprise) Act 2004 came into force in April 2005 and expands the circumstances in which a Director can be indemnified.

Under the new legislation, the company will now be able to provide the Directors with funds to cover costs as incurred by a Director in defending legal proceedings. The company will also be able to indemnify a Director in respect of any proceedings brought by third parties, covering both legal and financial costs of an adverse judgment. However, a Director will not be indemnified for legal costs of an unsuccessful defence in criminal proceedings, penalties imposed by regulatory bodies or legal costs of an unsuccessful defence in proceedings that are brought by the company itself. In such cases, where indemnification has been made to the Director during the course of the Director's defence, the company would be entitled to seek reimbursement of such costs.

The Board believes that providing Directors with funds to cover costs as incurred in defending legal proceedings is reasonable and also important to ensure that the company continues to attract and retain Directors, and particularly non-executive Directors, of the highest calibre.

Resolution 11 contains proposed amendments to the company's Memorandum and Articles of Association to reflect the new legislation regarding indemnification of Directors and funding of Directors' defence costs.

Resolution 12 (a special resolution) Further amendment to the Articles of Association

Resolution 12 contains a proposed amendment to the company's Articles of Association to increase the limit for the total of fees paid annually to non-executive Directors from £500,000 to £750,000, as the limit has not been increased for several years. The amount of fees paid to non-executive Directors is set out in the Directors' Remuneration Report which is included in the Annual Report and Accounts

Documents available for inspection

A copy of the Memorandum and Articles of Association of the company showing the amendments proposed above will be available for inspection at the registered office of the company at 40 Broadway, London SW1H 0BT during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the Annual General Meeting.

The Memorandum and Articles of Association as proposed to be amended may also be inspected at the place of the Annual General Meeting at least 15 minutes prior to, and during, the meeting.

Action to be taken

Shareholders will find a form of proxy for use at the Annual General Meeting included as part of this document. Whether or not shareholders propose to attend the Annual General Meeting, it is important that they complete, sign and return the form of proxy. The completion and return of a form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you wish.

United Kingdom shareholders:

Shareholders registered on the United Kingdom section of the register may submit their proxy votes by post, by courier or by hand if they prefer. To be valid, the form of proxy must be lodged with the company's registrars by not later than 11.00 a.m. (London time) on 29 March 2006 by sending it to the reply-paid address shown on the form of proxy or to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Alternatively, UK shareholders whose shares are held in certificated form may prefer to give their instructions electronically via the registrar's website: www.capitaregistrars.com, or, if their shares are held in CREST, they may give instructions via CREST as detailed in the notes to the Notice of Annual General Meeting on page 8.

South African shareholders:

Shareholders registered on the South African section of the register should return the form of proxy to the reply-paid address shown on the form of proxy or to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001, South Africa (postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to the CSDP or broker (as applicable).

Recommendation

The Directors consider the proposals to be in the best interests of the company and its shareholders as a whole and recommend that shareholders vote in favour of all the resolutions, as the Directors intend to do in respect of their own shareholdings (beneficial or otherwise), totalling approximately 2.3 million shares.

Yours faithfully



Sir Robert Finch
Chairman

Notice of meeting

Notice is hereby given that the Annual General Meeting of Liberty International PLC will be held at One Whitehall Place, Westminster, London SW1A 2HD, United Kingdom on 31 March 2006 at 11.00 a.m. (London time) for the following purposes:

Ordinary business

1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2005.

2 To declare a final dividend for the year ended 31 December 2005 of 15.25p per ordinary share.

3 To re-elect Mr D.A. Fischel as a Director (executive).

4 To re-elect Mr J.I. Saggers as a Director (executive).

5 To re-elect Mr R.W.T. Buchanan as a Director (non-executive).

6 To re-elect Mr G.J. Gordon as a Director (non-executive, nine years' service).

7 To re-elect Mr M. Rapp as a Director (non-executive, more than nine years' service).

8 To reappoint PricewaterhouseCoopers LLP as Auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company and to authorise the Audit Committee to determine their remuneration.

Special business

To consider and, if thought appropriate, pass the following resolutions:

As an ordinary resolution:

9 THAT the Directors' Remuneration Report for the year ended 31 December 2005 be approved.

As a special resolution:

10 THAT the company is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of shares which may be purchased is 33,777,267;

(ii) the minimum price which may be paid for each share is 50p;

(iii) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations for the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(iv) this authority shall expire at the conclusion of the Annual General Meeting of the company to be held in 2007 or, if earlier, 30 June 2007 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

As a special resolution:
11 THAT:

a) sub-clause 4.19 of the company's Memorandum of Association be amended by the insertion of the following after the words "from any such liability":

"and (iii)(a) to provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337(A)(2) of that Act and (b) to do anything to enable a Director to avoid incurring such expenditure";

(b) the company's Articles of Association be amended by:

(i) the insertion of the following additional bullet point after the words "for the purposes of this Article as being material interests;" in Article 106.2:

- "A resolution about any proposal relating to any indemnities in favour of a Director or the funding of expenditure by one or more Directors on defending proceedings against him or them or doing anything to enable such Director to avoid incurring such expenditure;";

(ii) the deletion and substitution of the existing Article 150.1 with the following:

"So far as the legislation allows, every Director, Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against:

- any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than:
  - any liability to the Company or any associated company; and
  - any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act; and
- any other liability incurred by or attaching to him:
  - in the actual or purported execution of his duties; and/or
  - discharge of his duties; and/or
  - the exercise or purported exercise of his powers; and/or
  - otherwise in relation to or in connection with his duties, powers or office.

Where a Director, Secretary or other officer is indemnified against any liability in accordance with this paragraph 150.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

For the purpose of this paragraph, in relation to the Company, "associated company" shall mean a subsidiary of the Company, or the Company's holding company or a subsidiary of the Company's holding company.";

(iii) the deletion and substitution of the existing Article 150.2 with the following:

"So far as the legislation allows, the Secretary or other officers of the Company are exempted from any liability to the Company where that liability would be covered by the indemnity in Article 150.1."; and

(iv) the insertion of the following new Article 150.3:

"So far as the legislation allows, the Company may:

- provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions of the Companies Act relating to the acquisition of shares by innocent nominees (Section 144(3) and (4)) and the general power to grant relief in case of honest and reasonable conduct (Section 727); and
- may do anything to enable a Director to avoid incurring such expenditure, but so that any provision of funds or other things done will become repayable or any liability of the Company under any transaction connected with any provision of funds or other things done will become repayable, not later than:
  - in the event of the Director being convicted in the proceedings, the date when the conviction becomes final;
  - in the event of judgment being given against him in the proceedings, the date when the judgment becomes final; or
  - in the event of the court refusing to grant him relief on the application, the date when the refusal of relief becomes final."

As a special resolution:

12 THAT Article 81.1 of the Articles of Association of the company be amended by deleting the figure "£500,000" and replacing it with the figure "£750,000".

By Order of the Board

Susan Folger
Company Secretary
23 February 2006

Notes:

1 A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the company. A form of proxy is enclosed for use by shareholders. In order to be valid, an appointment of proxy must be returned by one of the following methods:

- In hard copy form by post, by courier or by hand to the appropriate company registrar; or
- Electronically for members on the United Kingdom section of the register through the registrar's website: www.capitaregistrars.com; or
- In the case of CREST members, by utilising the procedure set out below under the heading "FOR CREST MEMBERS ONLY"; or
- In the case of STRATE members, by utilising the procedure set out in note 5 on the form of proxy.

To be valid, proxies must be received by the time specified in the notes on the form of proxy. Appointment of a proxy does not preclude a shareholder from attending the Annual General Meeting and voting in person.

2 The company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered on the register of members of the company as at 6 p.m. on 29 March 2006 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time or if the meeting is adjourned 48 hours before the time fixed for the adjourned meeting (as the case may be). In each case, changes to entries on the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3 The register of Directors' interests and transactions, copies of all letters of appointment between the company and its non-executive Directors, and the proposed amended Memorandum and Articles of Association are available for inspection at the registered office of the company during normal business hours, and will be available for inspection at One Whitehall Place, Westminster, London SW1A 2HD, United Kingdom at least 15 minutes prior to the commencement of, and during the continuance of, the Annual General Meeting.

FOR CREST MEMBERS ONLY:

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 31 March 2006 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in this notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated to it by other means. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Directors' biographies
in respect of the Directors seeking
re-election at the AGM

David Fischel
Chief Executive Age 47
Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

John Saggers
Managing Director of Capital & Counties Age 59
Joined the group in 1973. Appointed a Director of Capital & Counties Limited in 1985 and Managing Director in 1994. Appointed a Director of Liberty International in 1999.

Robin Buchanan
Non-executive Director Age 53
Appointed a non-executive Director in 1997. Chairman of the Remuneration Committee. UK Senior Partner and Director of Bain & Company Inc., the global business consultants. A non-executive Director of Shire Pharmaceuticals Group plc. A member of the Audit Committee, the Remuneration Committee and the Nomination and Review Committee.

Graeme Gordon
Non-executive Director Age 42
Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties Limited.

Michael Rapp
Non-executive Director Age 70
Appointed a non-executive Director in 1986. Chairman of CSC and C&C Capital Projects Committees. Many years of experience both in the UK and internationally in the shopping centre and commercial property industry.

Annual General Meeting location map


TRAFALGAR SQUARE
VILLIERS STREET
EMBANKMENT
CHARING CROSS
NORTHUMBERLAND AVENUE
GREAT SCOTLAND YARD
WHITEHALL PLACE
WHITEHALL
WHITEHALL COURT
HORSE GUARDS AVENUE
Entrance to One Whitehall Place
HUNGERFORD BRIDGE
RIVER THAMES

One Whitehall Place,
Westminster,
London SW1A 2HD

Liberty International PLC Annual General Meeting
Friday, 31 March 2006 at 11.00 a.m.

Liberty International PLC Annual General Meeting

Form of proxy

For use at the Annual General Meeting of the company on 31 March 2006, by ordinary shareholders only.

I/We ....

PLEASE USE BLOCK LETTERS

a member/members of the above-named company hereby appoint the Chairman of the meeting (note 1)

....

as my/our proxy to vote for me/us and to act on my/our behalf at the Annual General Meeting of the company to be held on 31 March 2006 and at any adjournment thereof.

Please indicate with an "X" in the space below how you wish your vote to be cast (note 2).

Ordinary business	For	Against	Vote withheld
1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2005			
2 To declare a final ordinary dividend of 15.25p per share			
3 To re-elect Mr D.A. Fischel as a Director (executive)			
4 To re-elect Mr J.I. Saggers as a Director (executive)			
5 To re-elect Mr R.W.T. Buchanan as a Director (non-executive)			
6 To re-elect Mr G.J. Gordon as a Director (non-executive, nine years' service)			
7 To re-elect Mr M. Rapp as a Director (non-executive, more than nine years' service)			
8 To reappoint PricewaterhouseCoopers LLP as Auditors and to authorise the Audit Committee to determine their remuneration			

Special business	For	Against	Vote withheld
9 To approve the Directors' Remuneration Report (ordinary resolution)			
10 To authorise the company to purchase its own shares (special resolution)			
11 To amend the Memorandum & Articles of Association of the company (Directors' indemnity) (special resolution)			
12 To amend the Articles of Association of the company (Directors' fees) (special resolution)			

Dated this ....day of 2006

Signature(s) (notes 3 and 5) ....

Name and address ....

PLEASE USE BLOCK LETTERS

....

Name(s) of joint holder(s) (if any) (note 4) ....

Notes:

1 A member is entitled to appoint a proxy of his own choice. If any other proxy is preferred strike out the reference to the "Chairman of the meeting" and insert the name of the proxy you wish to appoint and initial the alteration. A proxy need not be a member of the company.

2 Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote. The proxy will exercise his discretion as to how he votes or whether he abstains from voting:
2.1 on any resolution referred to above if no instruction is given in respect of that resolution; and
2.2 on any business or resolution considered at the meeting other than the resolutions referred to above.
The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution. However it should be noted that a vote withheld in this way is not a "vote" in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

3 If the member is a corporation, this form must be executed under its common seal or under the hand of an attorney or a duly authorised officer of the corporation.

4 In the case of joint holders the signature of one will be sufficient but the names of all the joint holders should be stated. If more than one joint holder is present at the meeting either personally or by proxy the vote of the joint holder whose name stands first in the register of members shall be counted.

5 To be valid the instrument appointing a proxy (and where it is signed on behalf of the appointor by an attorney, the letter or power of attorney, or a duly certified copy thereof) must (failing previous registration with the company) be delivered at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or, if preferred, they may vote electronically via the registrar's website: www.capitaregistrars.com. CREST members who wish to use the CREST electronic proxy appointment service should refer to the "FOR CREST MEMBERS ONLY" note to the Notice of Annual General Meeting enclosed with this form of proxy which sets out the requirements for the submission of a proxy appointment via CREST. Shareholders registered on the South African section of the register should return the form of proxy to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001, South Africa (Postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to the CSDP or broker (as applicable).

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RESPONSE LICENCE No.
MB122

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Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR

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